As filed with the Securities and Exchange Commission on June 9, 2008
Registration No. 333 - _________
File No. 811-9044

______________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             x

Pre-Effective Amendment No.
Post-Effective Amendment No.

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940                  x

Amendment No. 31                                             x

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(Exact Name of Registrant)

NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)
One National Life Drive
Montpelier, Vermont 05604
(802) 229-3113
_______________________________

D. Russell Morgan
Chief Compliance Officer
National Variable Life Insurance Account
One National Life Drive
Montpelier, Vermont 05604
(name and complete address of agent for service)
_______________________________

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2404
_______________________________

Approximate Date of Proposed Public Offering: It is proposed that this filing will become effective as soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in a separate account under individual flexible premium variable universal life insurance policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the
Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Investor Select
Variable Universal Life Insurance
P R O S P E C T U S
Dated [ ], 2008

National Life Insurance Company                                             Home Office: National Life Drive,
National Variable Life Insurance Account                          Montpelier, Vermont 05604
                                                                                                    Telephone: (800) 732-8939

This prospectus describes the Investor Select policy, a variable universal life insurance policy offered by National
Life Insurance Company (“National Life”). This Policy combines insurance and investment features. The policy’s primary purpose is to provide insurance protection on the life of the insured person. You can make premium payments at various times and in various amounts. You can also allocate premiums among a number of funds with different investment objectives, and you can increase or decrease the death benefit payable under your policy.

You may allocate premium payments to the National Variable Life Insurance Account, a Separate Account of
National Life, or to the General Account, or a combination of the two. The General Account pays interest at a guaranteed rate of at least 3%. The Separate Account currently has several subaccounts. Each subaccount buys shares of a specific portfolio. The available portfolios are:

Sentinel Variable Products Trust	Alger American Fund	Alliance Bernstein Variable Products Series
Balanced	LargeCap Growth	Fund, Inc.
Bond	Capital Appreciation	International Growth
Common Stock	Small Cap Growth	International Value
Mid Cap Growth		Small/Mid Cap Value
Money Market		Value
Small Company

American Century Variable Portfolios, Inc.	DWS Investments VIT Funds	(Fidelity) Variable Insurance Products Fund
VP Value	Small Cap Index VIIP	Equity-Income Portfolio
VP Vista SM		Growth Portfolio
VP International	DWS Variable Series II	High Income Portfolio
VP Inflation Protection	Dreman Small Mid Cap Value	Overseas Portfolio
(Fidelity) Variable Insurance Products Fund II
Contrafund® Portfolio
Index 500 Portfolio
Value Strategies Portfolio
(Fidelity) Variable Insurance Products Fund III
Mid Cap Portfolio
(Fidelity) Variable Insurance Products Fund V
Investment Grade Bond Portfolio

Franklin Templeton Variable Insurance Products	Funds to be named later	Funds to be named later
Trust	TBD	TBD
Mutual Discovery Securities	TBD	TBD
Mutual Shares Securities	TBD	TBD
Small Cap Value Securities	TBD
Small-Midcap Growth Securities
Foreign Securities
U.S. Government

Neuberger Berman Advisers Management Trust	Oppenheimer Variable Account Funds	T. Rowe Price Capital Appreciation Fund
Partners	Balanced/VA	Capital Appreciation
Mid-Cap Growth	Main Street Small Cap/VA	T. Rowe Price Equity Series, Inc.
Lehman Brothers Short Duration Bond	Strategic Bond/VA	Blue Chip Growth
Socially Responsive		Equity Income
Health Sciences

Van Eck Worldwide Insurance Trust
Worldwide Bond
Worldwide Emerging Markets
Worldwide Hard Assets
Worldwide Real Estate

The value of your policy will depend upon the investment results of the portfolios you select. The policy’s value and death benefit will fluctuate based on the investment results of the chosen portfolios, the crediting of interest to the General Account, and the deduction of charges. You bear the entire investment risk for all amounts allocated to the Separate Account. There is no guaranteed minimum value for any of the portfolios. We do not guarantee any minimum policy value. You could lose some or all of your money. You must receive, with this prospectus, current prospectuses for all of the portfolios. We recommend that you read this prospectus and the prospectuses for the portfolios carefully. You should keep all prospectuses for later reference.

An investment in the policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the policy.

It may not be advantageous to purchase a policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if you already own another variable universal life insurance policy. It also may not be advantageous for you to finance the purchase of this policy through use of a loan or through making withdrawals from another policy that you already own.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the policy or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Possible Charges for National Life’s Taxes	51
LEGAL MATTERS	51
DISTRIBUTION OF THE POLICIES	51
OTHER POLICY PROVISIONS	52
FINANCIAL STATEMENTS	53
GLOSSARY	54
APPENDIX A: Illustration of Death Benefits, Accumulated Values and Cash Surrender Values A-1
APPENDIX B: First Year Surrender Charge Non - New York	B-1
APPENDIX C: First Year Surrender Charge New York	C-1
APPENDIX D: Monthly Expense Charge Per $1,000 of Initial Face Amount	D-1
APPENDIX E: Overloan Protection Rider	E-1
APPENDIX E: Statement of Additional Information Table of Contents	F-1

The policy may not be available in all states and its terms may vary by state. This prospectus does not offer the policy in any state in which we may not legally offer the policy. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

The primary purpose of this variable life insurance policy is to provide insurance protection. We do not claim that the policy is in any way similar or comparable to an investment in a mutual fund.

ii

SUMMARY OF THE BENEFITS AND RISKS OF THE POLICY

This summary provides you with a brief overview of the benefits and risks associated with the Policy. You should read the entire prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this prospectus. Please consult your agent and refer to your Policy for details. For your convenience, we have defined certain terms we use in the Glossary at the end of the prospectus.

Summary of Principal Policy Benefits

Life Insurance Protection. The Policy provides a means for an Owner to accumulate life insurance on the life of a specified Insured. Proceeds under the Policy can generally pass free of federal and state income tax at the death of an Insured.

As long as your Policy remains in force, we will pay the Death Benefit to your Beneficiary, when we receive due proof of the death of the Insured. We will increase the Death Benefit by any additional benefits provided by a supplementary benefit rider. We will reduce the Death Benefit by any outstanding Policy loans and accrued interest and any unpaid Monthly Deductions.

Death Benefit Option A and Option B. We offer two Death Benefit options, which we call Option A and Option B.
You may choose which option to apply to your Policy.

If you choose Death Benefit Option A, the Death Benefit will be based on the greater of:

  Face Amount; or
  the Accumulated Value multiplied by a factor specified by federal income tax law.

If you choose Death Benefit Option B, the Death Benefit will be based on the greater of:

  the Face Amount plus the Accumulated Value; or
  the Accumulated Value multiplied by the same factor that applies to option A.

After a year, you may adjust the Death Benefit by changing the Death Benefit option or by increasing or decreasing the Face Amount of your Policy. See “Death Benefit.”

  You can elect to include an optional accelerated death benefit rider in your Policy, which permits you to receive a discounted payment of the Policy’s Death Benefit before the death of the Insured under circumstances where a terminal illness or chronic illness creates a need for access to the Death Benefit.
  There is no additional cost for the accelerated death benefit rider.
  You can also elect to include accelerated care and chronic care protection riders in your Policy. The accelerated care rider provides periodic partial prepayments of the Death Benefit if the Insured becomes chronically ill, and the chronic care protection rider continues to pay benefits after the entire Death Benefit under the Policy has been prepaid under the accelerated care rider. There is an additional cost for the accelerated care rider and the chronic care protection rider.
  You may add additional insurance and other benefits to your Policy by rider. Please see “Optional Benefits”, below, for a description of the other optional benefits that we offer.
  You may receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They may also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

  In order to meet the definition of life insurance under the Internal Revenue Code of 1986, as amended, section 7702 of the Code defines two alternative testing procedures. These are the guideline premium test (“GPT”) and the cash value accumulation test (“CVAT”). We will apply the GPT test to the Policy unless your Policy will be classified as a Modified Endowment Contract at issue and you elect to have the CVAT applied.

Cash Benefits. After a year, you may borrow against your Policy. The maximum amount of all loans is the Cash
Surrender Value less three times the most recent Monthly Deduction. When you take a loan we will transfer an amount equal to the loan to our General Account as Collateral. We charge interest on the loan, and we credit interest on Collateral. Loans may have adverse tax consequences. When the Death Benefit becomes payable or the
Policy is surrendered, we will deduct Policy loans and accrued interest from the proceeds otherwise payable.

After a year, you may request a Withdrawal of Cash Surrender Value. However:

  You must withdraw at least $500;
  You cannot withdraw more than the Cash Surrender Value on the date we receive your request minus three times the most recent Monthly Deduction for the most recent Monthly Policy Date;
  You may not allocate Withdrawals to the General Account until all the value in the Separate Account has been exhausted.
  We may deduct a Withdrawal charge from each Withdrawal. Withdrawals may have tax consequences.
  If Death Benefit Option A is in effect at the time of the withdrawal, then the Face Amount will be reduced by the amount of the withdrawal. The withdrawal will not be permitted if it would reduce the Face Amount below the minimum face amount.
  A withdrawal will not be permitted if it would cause the policy to no longer qualify as Life Insurance for Federal
   Income Tax purposes under the Internal Revenue Code.

You may surrender your Policy at any time and receive the Cash Surrender Value, if any. The Cash Surrender
Value will equal the Accumulated Value less any Policy loan with accrued interest and any Surrender Charge.

Variety of Investment Options. You may allocate Net Premiums among the subaccounts of the Separate Account and the General Account. The subaccounts in the Separate Account invest in a wide variety of portfolios that cover a broad spectrum of investment objectives and risk tolerances.

We will credit interest at an effective annual rate of at least 3% on amounts invested in the General Account.

As your needs or financial goals change, you can change your investment mix. You may make transfers among the
Separate Account and the General Account. Currently, you may make an unlimited number of such transfers within the subaccounts of the Separate Account and from the Separate Account to the General Account, without charge.
You may not make transfers out of the General Account that exceed the greater of: (a) 25% of the non-loaned
Accumulated Value in such account at the time of transfer; (b) or $5,000. We allow only one such transfer out of the General Account in any Policy Year.

We offer all Owners the opportunity to participate in “Illuminations”. Under this investment advisory program,
National Life has arranged for FundQuest, Inc. (“FundQuest”), a registered investment adviser firm that is independent of National Life, to provide an investment advisory service under which FundQuest maintains an allocation of the Accumulated Value of your Policy among the available options that is suited to your investment objective, financial situation and risk tolerance. The Illuminations investment advisory service is available without charge to Owners.

Summary of the Principal Risks of Purchasing a Policy

Investment Risk. We cannot give any assurance that any portfolio will achieve its investment objectives. You bear the entire investment risk on the value of your Policy you allocate to the Separate Account. In addition, we deduct
Policy fees and charges from your Accumulated Value, which can significantly reduce your Accumulated Value.

During times of poor performance, these deductions will have an even greater impact on your Accumulated Value.
You could lose everything you invest, and your Policy could lapse without value, unless you pay additional premium prior to the lapse. Please note that frequent, large, or short-term transfers among subaccounts, such as those associated with “market timing” transactions, can adversely affect the portfolios and the returns achieved by
Owners. Such transfers may dilute the value of portfolio shares, interfere with the efficient management of the portfolios, and increase brokerage and administrative costs of the portfolios. To protect Owners and portfolios from such effects, we have developed market timing procedures. See “Disruptive Trading” below.

If you allocate premiums to the General Account, we credit your Accumulated Value in the General Account with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum effective annual rate of 3%.

Risk of Lapse. If on any Monthly Policy Date the Cash Surrender Value is insufficient to cover the Monthly
Deductions and any other charges under the policy, the Policy will enter a 61-day Grace Period, unless:

1. the Policy is within the Policy Protection Period; and
2. the Accumulated Value less any debt is greater than the Monthly Deduction due; and
3. the cumulative premiums paid since the policy’s date of issue, less any Withdrawals and less any debt are greater than or equal to the cumulative Minimum Monthly Premiums due since the Policy’s Date of Issue.

This could happen for a number of reasons, including: (1) if the investment returns on your chosen investment portfolios are lower than anticipated; (2) if you do not pay premiums at the levels you planned; or (3) if you take
Policy loans. The Policy Protection Period corresponds to the first five Policy Years. Your Policy will not lapse if you elect and exercise the overloan protection rider, subject to certain conditions.

Tax Risks. We anticipate that a Policy issued on the basis of a standard rate class should generally be deemed a life insurance contract under Federal tax law. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to Policies issued on a substandard basis (i.e., a rate class involving higher than standard mortality risk). In addition, if you elect the accelerated death benefit rider, the accelerated care rider or the chronic care protection rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult with a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy’s value until there is a distribution from the Policy.
Moreover, Death Benefits payable under a Policy should be excludable from the gross income of the Beneficiary.
As a result, your Beneficiary generally should not have to pay U.S. federal income tax on the Death Benefit, although other taxes, such as estate taxes, may apply.

Depending on the total amount of premiums you pay, the Policy may be classified as a “Modified Endowment
Contract” (“MEC”) under Federal tax laws. If a Policy is classified as a MEC, then surrenders, Withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, Withdrawals and loans taken before you attain age 59½. If a
Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

The tax treatment of the overloan protection rider that may be purchased with this Policy is uncertain. In particular, it is not clear whether the overloan protection rider will be effective to prevent taxation of the outstanding loan balance as a distribution when the overloan protection rider causes the Policy to convert to a fixed policy. Anyone contemplating the purchase of the Policy with the overloan protection rider should consult a tax adviser.

See “Federal Tax Considerations,” below. You should consult a qualified tax adviser for assistance in all Policy-
related tax matters.

Withdrawal and Surrender Risks. The Surrender Charge under the Policy applies for 10 Policy Years after the
Policy is issued. An additional Surrender Charge will apply for 10 years from the date of any increase in the Face
Amount. It is possible that you will receive no net Cash Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy’s value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

Even if you do not ask to surrender your Policy, Surrender Charges may play a role in determining whether your
Policy will lapse (or terminate without value), because Surrender Charges decrease the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a Grace Period (and possibly lapse).

Withdrawals are not permitted in the first Policy Year, and we will reduce the Face Amount by the amount of a
Withdrawal if Death Benefit Option A is in effect. A surrender or Withdrawal may have tax consequences.

Loan Risks. A Policy loan, whether or not repaid, will affect the Accumulated Value over time because we subtract the amount of the loan from the subaccounts of the Separate Account and/or the General Account as Collateral, and
this Collateral does not participate in the investment performance of the subaccounts of the Separate Account, or receive any higher interest rate that may be credited to the General Account.

We reduce the amount we pay on the Insured’s death by the amount of any indebtedness. Your Policy may lapse if your indebtedness reduces the Cash Surrender Value to zero.

A loan may have tax consequences. In addition, if you surrender your Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent that it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

Portfolio Company Risks. A comprehensive discussion of the risks of each portfolio may be found in the prospectus for such portfolio. Please refer to the portfolios’ prospectuses for more information. There is no assurance that any portfolio will achieve its stated investment objective.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the
Policy. If the amount of the charge depends on the personal characteristics of the Insured, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of an Insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, take a Withdrawal from the Policy, pay Policy premiums or transfer Accumulated Value under the Policy among the subaccounts of the Separate Account and the General Account.

Transaction Fees

	When Charge is	Amount Deducted - Maximum
Charge	Deducted	Guaranteed Charge	Amount Deducted - Current Charge

Percent of Premium	Upon receipt of	6% of each premium payment.	6% of each premium payment.
Expense Charge	each premium
payment

Surrender Charge	Upon surrender or
lapse of the Policy
during the first 10
Policy Years or
following an
increase in Face
Amount

Surrender Charge		$1.35 to $54.38 per $1,000 of	$1.35 to $54.38 per $1,000 of
Minimum and		initial or increased Face	initial or increased Face Amount
Maximum Charge[1]		Amount

Transaction Fees

	When Charge is	Amount Deducted - Maximum
Charge	Deducted	Guaranteed Charge	Amount Deducted - Current Charge

Surrender Charge for a		$30.02 per $1,000 of Face	$ 30.02 per $1,000 of Face Amount
– 45 year old male		Amount
nonsmoker, first
Policy Year

Withdrawal Fees	Upon making a	$25	None
Withdrawal

Transfer Fees	Upon transfer	$25 per transfer in excess of 12	None
transfers in any one Policy
Year[2]

Loan Interest Spread	At the end of each	2% annually of amount held as	0% annually of amount held as
	Policy year, or	Collateral in New York, no	Collateral
	upon death,	maximum elsewhere
surrender, or
lapse, if earlier

Projection Report	When report	$25 maximum in New York, no	None
Charge	requested	maximum elsewhere

Subaccount Tax	When	Not currently Deducted	None
Charge	Accumulated
Value is
calculated

1 The minimum charge is based on an Insured with the following characteristics: all female nonsmokers, age 0 year ten and the maximum charge is based on an Insured with the following characteristics: All female smokers, Issue Age 61,
Policy Year 1. New York minimum and maximum charges are $0 to $44.50 per $1,000 of initial or increased Face Amount. The New York minimum charge becomes 0 before year ten for a number of ages, mostly older ages, and smokers and the maximum charge is based on an Insured with the following characteristics: Issue
Age 62, female, smoker, Policy Year 1.
2 We reserve the right to pass through any charges assessed by a fund manager with respect to transfer frequency.

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Cost of Insurance: [1]	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the
Insured reaches attained age
121
Minimum and Maximum		$0.02 to $90.91 per $1,000	$0.01 to $28.30 per $1,000
Charge[2]		of Net Amount at Risk per	of Net Amount at Risk per
		month	month

Charge for a 45 year old		$0.19 per $1,000 of Net	$0.03 per $1,000 of Net
male nonsmoker in the		Amount at Risk per month	Amount at Risk per month
standard underwriting
class, Policy Year 1

Periodic Charges Other Than Portfolio Operating Expenses

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Monthly Policy Fee:	On the Date of Issue of the	$7.50 per month	$7.50 per month
Policy and on each Monthly
Policy Date until the
Insured reaches attained age
121

Monthly Account Value	On the Date of Issue of the	0.04% of Account Value	none
Charge:	Policy and on each Monthly	per month
Policy Date

Monthly Expense	On the date of Issue of the
Charge:[3]	Policy and on each Monthly
Policy Date
Minimum and Maximum		$0.08 to $2.81 per $1,000	$0.08 to $2.8067 per
Charge		of Face Amount per month	$1,000 of Face Amount
		during the first 10 Policy	per month during the first
		Years only	10 Policy Years only

Charge for a 45 year old		$0.30 per $1,000 of Face	$0.30 per $1,000 of Face
male nonsmoker in the		Amount per month in the	Amount per month in the
standard underwriting		first 10 Policy Years only	first 10 Policy Years only
class, Face Amount
between $250,000 and
$999,999

Waiver of Monthly	On the Date of Issue of the
Deductions Rider: [4]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches attained
age 65
Minimum and Maximum		$0.05 to $0.27 per month	$0.05 to $0.27 per month
Charge		multiplied by the Monthly	multiplied by the Monthly
		Deduction	Deduction

Charge for a 45 year old		$0.08 per month multiplied	$0.08 per month
male, Policy Year 1		by the Monthly Deduction	multiplied by the Monthly
Deduction

Accidental Death Benefit	On the Date of Issue of the
Rider:[4]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches attained
age 70

Minimum and Maximum		$0.02 to $0.18 per month	$0.02 to $0.18 per month
Charge		per $1,000 of Accidental	per $1,000 of Accidental
		Death Benefit	Death Benefit

Charge for a 45 year old		$0.09 per month per	$0.09 per month per
male, Policy Year 1		$1,000 of Accidental	$1,000 of Accidental
		Death Benefit	Death Benefit

Periodic Charges Other Than Portfolio Operating Expenses

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Guaranteed Insurability	On the Date of Issue of the
Option Rider: [5]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches attained
age 40

Minimum and Maximum		$0.02 to $0.16 per month	$0.02 to $0.16 per month
Charge		times the Option Amount	times the Option Amount

Charge for a 35 year old		$0.15 per month times the	$0.15 per month times the
male (not available for		Option Amount	Option Amount
ages 40 and over)

Accelerated Care Rider[5] :	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the
Insured reaches attained age
121
Minimum and Maximum		$0.03 to $4.32 per $1,000	$0.01 to $1.98 per $1,000
Charge		of Net Amount at Risk per	of Net Amount at Risk per
		month, plus from $0.0007	month, plus from $0.0003
		to $0.92 per dollar of	to $0.63 per dollar of
		Monthly	Monthly

Periodic Charges Other Than Portfolio Operating Expenses

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Charge for a 45 year old		Deduction per month	Deduction per month
male, accelerated care		$0.14 per $1,000 of Net	$0.06 per $1,000 of Net
rider with a 1% benefit		Amount at Risk per month,	Amount at Risk per month,
limit with the inflation		plus $0.004 per dollar of	plus $0.002 per dollar of
protection option, Policy		Monthly Deduction per	Monthly Deduction per
Year 1		month	month

Chronic Care Protection	On the Date of Issue of the
Rider[5] :	Policy and on each Monthly
Policy Date until the
Insured reaches attained age
121

Minimum and Maximum		$0.01 to $4.34 per $1,000	$0.01 to $4.34 per $1,000
Charge		of rider Face Amount per	of rider Face Amount per
		month	month

Charge for a 45 year old		$0.18 per $1,000 of rider	$0.18 per $1,000 of rider
male, chronic care		Face Amount per month	Face Amount per month
protection rider with a 1%
benefit limit with the
inflation protection option
and without the
nonforfeiture benefit
option

Balance Sheet Benefit	On the Date of Issue of the
Rider[6] :	Policy and on each Monthly
Policy Date during the first
ten Policy Years and during
the first ten Policy Years
following an increase in
Face Amount
Minimum and Maximum		$0.02 to $0.12 per $1,000	$ 0.02 to $0.12 per
Charge		of Face Amount per month	$1,000 of Face Amount
per month
Charge for a 45 year old		$0.08 per $1,000 of Face	$0.08 per $1,000 of Face
male nonsmoker in the		Amount per month	Amount per month
preferred underwriting
class, Face Amount
between $250,000 and
$999,999

Children’s Term Rider:	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the Policy
Anniversary following the
last covered Dependent
Child’s 23rd birthday

Charge		$0.46 per $1,000 of rider	$0.46 per $1,000 of rider
		Face Amount per month	Face Amount per month

Periodic Charges Other Than Portfolio Operating Expenses

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Other Insured Rider:	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the
youngest covered Other
Insured reaches attained age
100

Minimum and Maximum		$0.01 to $38.71 per $1,000	$0.01 to $38.71 per $1,000
Charge		of rider Face Amount per	of rider Face Amount per
		month	month

Charge for a 45 year old		$0.25 per $1,000 of rider	$0.03 per $1,000 of rider
male nonsmoker in the		Face Amount per month	Face Amount per month
preferred underwriting
class, Policy Year 1

Waiver of Specified	On the Date of Issue of the
Premium Rider:	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches attained
age 65

Minimum and Maximum		$0.03 to $0.07 per dollar of	$0.03 to $0.07 per dollar of
Charge		Waiver Benefit per month	Waiver Benefit per month

Charge for a 45 year old		$0.04 per dollar of Waiver	$0.04 per dollar of Waiver
male		Benefit per month	Benefit per month

Overloan Protection	At the time of exercise	4.20% of Accumulated	0.87% of Accumulated
Rider[7] :		Value	Value

1 Cost of insurance charges vary based on the Insured’s issue age, sex, Rate Class, and the Policy’s Net Amount at
Risk and Duration. The Net Amount at Risk is the amount by which the Unadjusted Death Benefit divided by
1.00246627 exceeds the Accumulated Value. The cost of insurance charges shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed cost of insurance charges applicable to your Policy. We will also provide more detailed information concerning your charges at your request.
2 The current minimum charge is based on an Insured with the following characteristics: Issue Age 25, female, elite preferred nonsmoker, Policy Year 1; the guaranteed minimum charge is based on an Insured with the following characteristics: Issue Ages 0-10, female, nonsmoker, the Policy Years in which Attained Age 10 is reached; the guaranteed maximum charge is based on an Insured with the following characteristics: all Issue Ages, both sexes, all underwriting classes, the Policy Year in which Attained Age 120 is reached; and the current maximum charge is based on an Insured with the following characteristics: all Issue Ages, both sexes, all underwriting classes, the
Policy Year in which Attained Age 120 is reached.
3The Monthly Expense Charge is computed as the product of the original Face Amount of the Policy and the appropriate Monthly Expense Charge rate. A separate Monthly Expense Charge will apply to each increase in Face
Amount. The Monthly Expense Charge rate varies based on the issue age, sex, and Rate Class of the Insured and the Face Amount of the Policy at Issue. The current minimum charge and guaranteed minimum charge is based on an Insured with the following characteristics: Issue Age 0, female, nonsmoker; the current maximum charge and guaranteed maximum charge is based on an Insured with the following characteristics: Issue Age 85, male, smoker.
4 The waiver of monthly deduction and the accidental death benefit rider charges vary by the Attained Age and sex of the Insured. The rider charges shown in the table may not be representative of the charges you will pay. Charges based on age may increase as the Insured ages. Your Policy's data page will indicate the guaranteed charges applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.

5 The guaranteed insurability option, waiver of specified premium, accelerated care, and chronic care rider charges vary by the Insured's Issue Age and sex. The rider charges shown in the table may not be representative of the charges you will pay. Your Policy's data page will indicate the charge applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
6 The balance sheet benefit rider charges vary by the Insured's Issue Age, sex, and nonsmoker versus smoker rate classification. The rider charges shown in the table may not be representative of the charges you will pay. Your
Policy's data page will indicate the charge applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
7 The Maximum Overloan Protection Rider exercise charge is for a male smoker Attained Age 90, and the minimum exercise charge is for a female nonsmoker Attained Age 94.

The following table describes the portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the portfolios for the year ended December 31, 2007. The expense of the portfolios may be higher or lower in the future. More details concerning each portfolio’s fees and expenses are contained in the prospectus for each portfolio.

Underlying Fund Annual Expenses (as a percentage of underlying Fund average net assets)

	Minimum	Maximum

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fee, distribution and/or service 12b-1 fees, and other expenses).

The annual expenses as of December 31, 2007 (unless otherwise noted) of each Fund, before any voluntary fee waivers or expense reimbursements, are show below. 1

Gross
				Total	Contractual	Net Total
	Management	12b-1	Other	Annual	Waivers and	Annual
Fund	Fees	Fees[2]	Expenses	Expenses [3]	Reimbursements	Expenses [3]

Sentinel Variable Products Trust

Balanced

Bond

Common Stock

Mid Cap Growth

Money Market

Small Company

Alger American Fund

LargCap Growth

Capital Appreciation

Small Cap Growth

Alliance Bernstein Variable Products Series
Fund, Inc.

International Growth

International Value

Small/Mid Cap Value

Value

American Century Variable Portfolios, Inc.

VP Value

VP Vista SM

VP International

VP Inflation Protection

DWS Investments VIT Funds

Small Cap Index

Gross
				Total	Contractual	Net Total
	Management	12b-1	Other	Annual	Waivers and	Annual
Fund	Fees	Fees[2]	Expenses	Expenses [3]	Reimbursements	Expenses [3]

DWS Variable Series II

Dreman Small Mid Cap Value

(Fidelity) Variable Insurance Products Fund

Equity-Income

Growth

High Income

Overseas

(Fidelity) Variable Insurance Products Fund II

Contrafund®

Index 500

Value Strategies

(Fidelity) Variable Insurance Products Fund III

Mid Cap

(Fidelity) Variable Insurance Products Fund V

Investment Grade Bond

Franklin Templeton Variable Insurance Products
Trust

Mutual Discovery Securities

Mutual Shares Securities

Small Cap Value Securities

Small-Midcap Growth Securities

Foreign Securities

U.S. Government

TBD

TBD

TBD

TBD

TBD

TBD

TBD

TBD

TBD

Neuberger Berman Advisers Management Trust

Partners

Mid-Cap Growth

Lehman Brothers Short Duration Bond

Socially Responsive

Oppenheimer Variable Account Funds

Balanced/VA

Main Street Small Cap/VA

Strategic Bond/VA

T. Rowe Price Capital Appreciation Fund

Capital Appreciation

T. Rowe Price Equity Series, Inc.

Blue Chip Growth

Equity Income

Health Sciences

Van Eck Worldwide Insurance Trust

Worldwide Bond

Worldwide Emerging Markets

Gross
					Total	Contractual	Net Total
		Management	12b-1	Other	Annual	Waivers and	Annual
Fund		Fees	Fees[2]	Expenses	Expenses [3]	Reimbursements	Expenses [3]

Worldwide Hard Assets

Worldwide Real Estate

1 The Fund fees and expenses used to prepare the table above, and the example below, were provided to us by the
Funds. We have not independently verified such information. Current or future expenses may be greater or less than those shown. In addition, certain Funds may impose a redemption fee of no more than 2% of the amount of Fund shares redeemed. We may be required to implement a Fund's redemption fee. The redemption fee will be assessed against your Accumulated Value. For more information, please see each Fund's prospectus.
2 Our affiliate, Equity Services, Inc., the principal underwriter for the Contracts, will receive 12b-1 fees deducted from certain Fund assets attributable to the Contracts for providing distribution and shareholder support services to some Funds.
3 The Total Annual Fund Operating Expenses may not be the same as that reported in the portfolio’s financial highlights and shareholder reports, because Total Annual Fund Operating Expenses include expenses related to other investment companies acquired by the portfolio, if any, while the financial highlights and shareholder reports do not.

For information concerning compensation paid in connection with the sale of the Policies, see “Distribution of the
Policies.”

NATIONAL LIFE AND THE GENERAL ACCOUNT

National Life

National Life is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions.
National Life was originally chartered as a mutual life insurance company in 1848 under Vermont law. It is now a stock life insurance company.

The General Account

You may allocate some or all of your Net Premiums, and transfer some or all of the Accumulated Value of your
Policy to our General Account. We bear the full investment risk for all amounts allocated or transferred to the
General Account. We credit interest on Net Premiums and Accumulated Value allocated to the General Account at rates we declare. These rates will not be less than 3%. The principal, after deductions, is also guaranteed.

We own the assets in the General Account, and use these assets to support our insurance and annuity obligations other than those funded by Separate Account investments. These assets are subject to National Life’s general liabilities from business operations.

We have not registered the General Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this prospectus relating to the General Account. Disclosures regarding the General Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

We may credit the non-loaned Accumulated Value in the General Account with current rates in excess of the 3%
minimum guarantee, but we are not obligated to do so. We have no specific formula for determining specific interest rates. Because we anticipate changing the current interest rate from time to time, at our sole discretion, allocations to the General Account made at different times are likely to be credited with different current interest rates. We will declare an interest rate each month to apply to amounts allocated or transferred to the General
Account in that month. We may declare a new current interest rate on such amounts and accrued interest thereon at any time (which may be a different current interest rate than the current interest rate on new allocations to the
General Account on that date). We will determine any interest credited on the amounts in the General Account in excess of the minimum guaranteed rate of 3% per year at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate. Amounts allocated to the General Account will not share in the investment performance of our General Account.

Amounts deducted from the non-loaned Accumulated Value in the General Account for Withdrawals, Policy loans, transfers to the Separate Account, Monthly Deductions or other charges are, for the purpose of crediting interest, accounted for on a last in, first out (“LIFO”) method.

Transfers from the General Account. We allow only one transfer in each Policy Year from the amount of non-
loaned Accumulated Value in the General Account to any or all of the subaccounts of the Separate Account. The amount you transfer from the General Account may not exceed the greater of 25% of the value of the non-loaned
Accumulated Value in such account at the time of transfer, or $5,000. We will make the transfer as of the Valuation
Day we receive your written or telephone request at our Home Office in good form.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

The Separate Account

The Separate Account is a separate investment account established under Vermont law to which we allocate assets to support the benefits payable under the Policies, other policies we currently issue, and other variable life insurance policies we may issue in the future. We own the Separate Account’s assets, and we are obligated to pay all amounts we promise to pay under the Policies.

The Separate Account’s assets are held separate from our other assets and are not part of our General Account.
Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited or charged against the Separate Account without regard to our other income, gains or losses. Income, gains, and losses credited to, or charged against, a subaccount reflect the subaccount’s own investment performance and not the investment performance of our other assets. As a result, the portion of the Separate Account’s assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Separate Account will not be exposed to liabilities arising out of any other business that we may conduct. If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account.

The subaccounts of the Separate Account purchase and redeem shares of the portfolios at net asset value. Any dividend and capital gain distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

If investment in one or more portfolios is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any reason, at our sole discretion, we may substitute another portfolio without your consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any necessary approval of the SEC. Furthermore, we may close subaccounts to allocations of premiums or
Accumulated Value, or both, at any time in our sole discretion. Portfolios, which sell their shares to the subaccounts under participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

We reserve the right to make other structural and operational changes affecting the Separate Account. See
“Addition, Deletion, or Substitution of Investments.”

The Portfolios

The Separate Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the SEC as an open-end management investment company.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. You should know that during extended periods of low interest rates, the yields of the Sentinel Variable Products Trust Money Market Fund in which a subaccount of our Separate Account invests
(“Money Market Subaccount”) may also become extremely low and possibly negative.

The following table provides certain information on each portfolio, including its fund type, and its investment adviser (and subadviser, if applicable). There is no assurance that any of the portfolios will achieve their investment objective(s). You can find detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus. You should read these prospectuses carefully and keep them for future reference.

Portfolio	Type of Portfolio	Investment Adviser	Subadviser

Sentinel Variable Products Trust:

Balanced Fund	Hybrid Equity and Debt	Sentinel Asset Management, Inc.	None

Bond Fund	Investment-Grade Bond	Sentinel Asset Management, Inc.	None

Common Stock Fund	Large Blend Equity	Sentinel Asset Management, Inc.	None

Mid Cap Growth Fund	Mid Cap Growth Equity	Sentinel Asset Management, Inc.	None

Money Market Fund	Money Market	Sentinel Asset Management, Inc.	None

Small Company Fund	Small Growth Equity	Sentinel Asset Management, Inc.	None

Alger American Fund:

Capital Appreciation Portfolio	Growth Equity	Fred Alger Management, Inc.	None

LargeCap Growth Portfolio	Large Growth Equity	Fred Alger Management, Inc.	None

SmallCap Growth Portfolio	Small Growth Equity	Fred Alger Management, Inc.	None

Alliance Bernstein Variable Products Series
Fund, Inc.:

International Growth	International Equity	AllianceBernstein L.P.	None

International Value	International Equity	AllianceBernstein L.P.	None

Small/Mid Cap Value	Small Mid Value Equity	AllianceBernstein L.P.	None

Value	Large Value Equity	AllianceBernstein L.P.	None

American Century Variable Portfolios, Inc.:

		American Century Investment	None
VP Inflation Protection Portfolio	Fixed Income	Management, Inc.

American Century Global
VP International Portfolio	International Equity	Investment Management, Inc.	None

American Century Investment
VP Value Portfolio	Mid Value Equity	Management, Inc.	None

American Century Investment
VP Vista SM Portfolio	Mid Growth Equity	Management, Inc.	None

DWS Investments VIT Funds:

		Deutsche Investment	Northern Trust
DWS Small Cap Index VIP	Small Index Equity	Management Americas, Inc.	Investments, Inc.

DWS Variable Series II:

		Deutsche Investment	Dreman Value
DWS Dreman Small Mid Cap Value VIP	Small Mid Value Equity	Management Americas, Inc.	Management, LLC

(Fidelity) Variable Insurance Products Fund:

Fidelity Management & Research
Equity-Income Portfolio	Large Value Equity	Company	None

Fidelity Management & Research
Growth Portfolio	Large Growth Equity	Company	None

	Below Investment Grade	Fidelity Management & Research
High Income Portfolio	Bond	Company	None

Portfolio	Type of Portfolio	Investment Adviser	Subadviser

FMR U.K., FMR Far
East, and Fidelity
International
Investment Advisers;
		Fidelity Management & Research	Fidelity Investments
Overseas Portfolio	International Equity	Company	Japan Limited

(Fidelity) Variable Insurance Products Fund II:

Fidelity Management & Research
Contrafund® Portfolio	Large Growth Equity	Company	None

		Fidelity Management & Research	Geode Capital
Index 500 Portfolio	Index Equity	Company	Management, LLC

Fidelity Management & Research
Value Strategies Portfolio	Value Equity	Company	FMR Co., Inc.

(Fidelity) Variable Insurance Products Fund
III:

Fidelity Management & Research
Mid Cap Portfolio	Mid Blend Equity	Company	None

(Fidelity) Variable Insurance Products Fund V:

Fidelity Management & Research
Investment Grade Bond Portfolio	Investment Grade Bond	Company	None

Franklin Templeton Variable Insurance
Products Trust

Franklin Small Cap Value Securities Fund	Small Value Equity	Franklin Advisory Services, LLC	None

Franklin Small-Midcap Growth Securities	Small Mid Growth
Fund	Equity	Franklin Advisors, Inc.	None

Franklin U.S. Government Fund	Government Bond	Franklin Advisors, Inc.	None

Franklin Templeton
Investment
Mutual Discovery Securities Fund	Value Equity	Franklin Mutual Advisors, LLC	Management Limited

Mutual Shares Securities Fund	Mid Value Equity	Franklin Mutual Advisors, LLC	None

Templeton Investment Counsel,
Templeton Foreign Securities Fund	Foreign Equity	LLC	None

To be named later

To be named later

Neuberger Berman Advisers Management
Trust

Lehman Brothers Short Duration Bond		Neuberger Berman Management,	Lehman Brothers Asset
Portfolio	Short-Term Bond	Inc.	Management, LLC

		Neuberger Berman Management,	Neuberger Berman,
Mid-Cap Growth Portfolio	Mid Growth Equity	Inc.	LLC

		Neuberger Berman Management,	Neuberger Berman,
Partners Portfolio	Large Value Equity	Inc.	LLC

	Mid Large Value Equity	Neuberger Berman Management,	Neuberger Berman,
Socially Responsive Portfolio	Socially Responsible	Inc.	LLC

Oppenheimer Variable Account Funds

Balanced Fund/VA	Hybrid Equity and Debt	Oppenheimer Funds, Inc.	None

Portfolio	Type of Portfolio	Investment Adviser	Subadviser

Main Street Small Cap Fund/VA	Small Value Equity	Oppenheimer Funds, Inc.	None

Strategic Bond Fund/VA	Bond	Oppenheimer Funds, Inc.	None

T. Rowe Price Capital Appreciation Fund

Capital Appreciation Fund	Value Equity	T. Rowe Price Associates, Inc.	None

T. Rowe Price Equity Series, Inc.

Blue Chip Growth Portfolio	Large Growth Equity	T. Rowe Price Associates, Inc.	None

Equity-Income Portfolio	Large Value Equity	T. Rowe Price Associates, Inc.	None

Health Sciences Portfolio	Sector Equity	T. Rowe Price Associates, Inc.	None

Van Eck Worldwide Insurance Trust

Worldwide Bond Fund	Global Bond	Van Eck Associates Corporation	None

Worldwide Emerging Markets Fund	Foreign Equity	Van Eck Associates Corporation	None

Worldwide Hard Assets Fund	Global Sector Equity	Van Eck Associates Corporation	None

Worldwide Real Estate Fund	Global Real Estate	Van Eck Associates Corporation	None

These portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the portfolios may be lower or higher than the investment performance of these other, publicly available portfolios. There can be no assurance, and we make no representation, that the investment performance of any of the portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

National Life may receive compensation from the investment adviser of a portfolio or its affiliates in connection with administration or other services provided with respect to such portfolio and its availability under the Policies, which may include answering Owner’s questions about the portfolios, providing prospectuses, shareholder reports and other portfolio documents, providing portfolios and their Boards information about the Policies and their operations and/or collecting voting instructions for portfolio shareholder proposals. The amount of this compensation is based on a percentage of the assets on which the fees are based of the portfolio attributable to the
Policies. These percentages differ, and some advisers (or affiliates) may pay us more than others. Because the
Policies were first offered in 2008, National Life received no compensation under these arrangements with respect to the Policies in 2007. However, the expected range of payments are [ ] to [ ]. The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us to provide these services. The payments we receive as compensation for providing these services may be used by us for any corporate purpose. National Life may profit from these payments. For more information on the compensation we receive, see “Contractual Arrangement between National Life and the Funds’ Investment Advisors or Distributors” in the Statement of Additional Information.

Our affiliate, Equity Services, Inc. (“ESI”), the principal underwriter for the Policies, will receive 12b-1 fees deducted from certain portfolio assets pursuant to a 12b-1 plan. The 12b-1 plan is described in more detail in each portfolio’s prospectus. Because 12b-1 fees are paid out of a portfolio’s assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

We select the portfolios offered through this Policy based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, fees and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the portfolio’s adviser’s or subadviser’s are one of our affiliates or whether the portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates, as described above and in the Statement of
Additional Information under “Contractual Arrangements Between National Life And The Portfolios’ Investment
Advisors Or Distributors.” We review the portfolios periodically and may remove a portfolio or limit its availability to new premium payments and/or transfers of Accumulated Value if we determine that the portfolio no longer meets one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from Owners.

You bear the risk of any decline in the Accumulated Value of your Policy resulting from the performance of the portfolios you have chosen.

Owners, through their indirect investment in the portfolios, bear the costs of investment advisory or management fees that the portfolios pay to their respective investment advisers, and in some cases, subadvisers (see the portfolios’ prospectuses for more information). As described above, an investment adviser (other than our affiliate,
Sentinel Asset Management, Inc.) or subadviser to a portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be derived, in whole or in part, from the advisory (and in some cases, subadvisory) or other fees deducted from portfolio assets.

Conflicts of Interest. The portfolios may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Separate Account and other separate accounts of National Life. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Separate Account and one or more of the other separate accounts participating in the underlying portfolios. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the
Owners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Beneficiaries, including withdrawal of the Separate Account from participation in the underlying portfolio(s) involved in the conflict.

Addition, Deletion or Substitution of Investments. Where permitted by applicable law, we may make certain changes to the structure or operation of the Separate Account, if we feel such an action is reasonably necessary. In doing so we would comply with all applicable laws, including approval of Owners, if so required. These changes include, among others:

1) making changes in the form of the Separate Account, if in our judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example:
a) operating the Separate Account as a management company under the 1940 Act;
b) deregistering the Separate Account under the 1940 Act if registration is no longer required;
c) combining or substituting separate accounts;
d) transferring the assets of the Separate Account to another separate account or to the General Account;
e) making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act; or
f) making other technical changes in the Policy to conform with any action described herein;

2) if in our judgment a portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, substituting shares of another investment portfolio for shares of such portfolio (the new portfolio may have higher fees and expenses than the ones it replaced);

3) eliminating, combining or substituting subaccounts and establishing new subaccounts, if in our judgment marketing needs, tax considerations, or investment conditions so warrant (the new subaccounts may not be available in all classes of Policies);

4) transferring assets from a subaccount to another subaccount or separate account if the transfer in our judgment would best serve interests of Owners or would be appropriate in carrying out the purposes of the
Policies; and

5) modifying the provisions of the Policies to comply with applicable laws.

If you have Accumulated Value in that subaccount that will be eliminated, we will give you at least 30 days notice before the elimination, and will request that you name the subaccount or subaccounts (or the General Account) to which the Accumulated Value in that subaccount should be transferred. If you do not name a new subaccount, then we will use the Money Market Subaccount. If the underlying portfolio in which such a subaccount invests is affiliated with us, we will not eliminate such subaccount without first obtaining a substitution order from the SEC.
If in the future we impose a transfer charge or establish limits on the number of transfers or free transfers, no charge will be made for this transfer, and it will not count toward any limit on transfers or free transfers.

Voting Portfolio Shares. Even though we are the legal owner of the portfolio shares held in the Separate Account, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as
Owners instruct, as long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of full and fractional portfolio shares that corresponds to the amount of Accumulated Value you have in the subaccount investing in that portfolio (as of a date set by the portfolio). The number of portfolio shares attributable to each Owner is determined by dividing the Owner’s interest in each subaccount by the net asset value of the portfolio corresponding to the subaccount.

If we do not receive voting instructions on time from some Owners, we will vote those shares “for” or “against” the proposal or abstain from voting on the proposal in the same percentages as the voting instructions we received on time. This means that a small number of Owners may control how we vote. Should Federal securities laws, regulations, or interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain voting instructions of Owners.
If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took this action.

Net Investment Return of the Separate Account. Net investment returns of the Separate Account for the last fiscal year are not provided, because the Separate Account first began operations in 2008.

THE POLICY

We describe our basic Policy below. There may be differences in your Policy (such as differences in fees, charges and benefits) from the one described in this prospectus because of the requirements of the state where we issued your Policy. Please consult your Policy for its specific terms.

Purchasing a Policy

To purchase a Policy, you must apply to us through a licensed National Life agent who is also a registered representative of ESI or a broker/dealer having a Selling Agreement with ESI. If you do not pay the Minimum
Initial Premium with your written application, it must be paid when the Policy is delivered. If the premium paid is less than the Minimum Initial Premium, the balance of the Minimum Initial Premium must be received within five days, or all premiums will be refunded. Premium payments made prior to Policy issue are deposited into the Money
Market Subaccount; if a Policy is issued, the Owner will earn the interest earned in the Money Market Subaccount from the date of deposit. Policies are issued after all required information is submitted and underwriting has been completed.

The Minimum Face Amount of a Policy under our rules is generally $50,000; however, exceptions may be made for employee benefit plans. We may revise our rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. A Policy will be issued only on Insureds who have an Issue Age of 85 or less and who provide us with satisfactory evidence of insurability. Acceptance is subject to our underwriting rules. We may reject an application for any reason permitted by law. A tax-favored arrangement, including qualified pension plans, should carefully consider the costs and benefits of the Policy (such as asset diversification) before purchasing a
Policy because the tax-favored arrangement itself provides for tax-sheltered growth.

Important Information About Procedures for Opening a New Account. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means for you: When you open an account (i.e., purchase a Policy), we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents.

From the time the application for a Policy is signed until the time the Policy is issued, you can, subject to our underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, if you are able to answer
“no” to the health questions of the receipt & temporary life insurance agreement and submit (a) a complete application including any medical questionnaire required, and (b) payment of the Minimum Initial Premium.

The amount of coverage under the receipt & temporary life insurance agreement is the lesser of the Face Amount applied for or $1,000,000 ($100,000 in the case of proposed Insureds age 70 or over). Coverage under the agreement will end on the earliest of:

(a)	the 90th day from the date of the agreement;

(b)	the date that insurance takes effect under the Policy;

(c)	the date a Policy, other than as applied for, is offered to you;

(d)	three days (five days in New York) from the date we mail a notice of termination of coverage;

(e)	the time you first learn that we have terminated the temporary life insurance; or

(f)	the time you withdraw the application for life insurance.

We do the insurance underwriting, determine a proposed Insured’s Rate Class, and determine whether to accept or reject an application for a Policy. We will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the free look provision.

Replacement of Existing Insurance. It may not be in your best interest to surrender, lapse, change or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new Surrender Charge period. You should talk to your insurance agent or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy could be delayed.

Tax Free “Section 1035” Exchanges. You can generally exchange one life insurance policy for another in a “tax-
free exchange” under Section 1035 of the Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a Surrender Charge on your old policy. There will be a new Surrender Charge period for this Policy and other charges might be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section
1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest. You should be aware that your insurance agent will generally earn a commission if you buy this Policy through an exchange or otherwise. See “Federal Tax Considerations-Exchanges”.

Ownership and Beneficiary Rights. The Policy belongs to the Owner named in the application. The Owner is the
Insured unless a different Owner is named in the application or thereafter changed. While the Insured is living, the
Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by us. If the Insured and
Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided. The principal rights of the Owner include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. The principal right of the Beneficiary is the right to receive the insurance proceeds under the Policy. Changing the Owner and assigning the Policy may have tax consequences.

Canceling a Policy (Free Look Right). The Policy provides for a “free-look” period, during which you may cancel the Policy and receive a refund equal to the premiums paid on the Policy. This free-look period ends 10 days after you receive the Policy, or any longer period provided by state law. To cancel your Policy, you must return the
Policy to us or to our agent within the free look period with a written request for cancellation.

Specialized Uses of the Policy. Because the Policy provides for an accumulation of cash value as well as a Death
Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the
Policy in part for such purposes entails certain risks. See “Summary of the Principal Risks of Purchasing a Policy.”
Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose you should consider whether the long-term nature of the Policy is consistent with your purpose. Using a
Policy for a specialized purpose may have tax consequences. See “Federal Income Tax Considerations.”

For Policies that are intended to be used in multiple employer welfare benefit plans established under § 419A(f)(6)
of the Internal Revenue Code, you should be aware that there is a risk that the intended tax consequences of such a plan may not be realized. The courts and the Internal Revenue Service (“IRS”) have raised questions about certain of these arrangements under existing law, and the IRS has issued regulations under section 419A(f)(6). In addition, the IRS requires that plans substantially similar to those plans listed as abusive tax shelters pursuant to section 6011 must be disclosed to the IRS. We do not guarantee any particular tax consequences of any use of the Policies, including but not limited to use in these so-called “§ 419 plans.” We recommend that you seek independent advice on tax consequences. In the case of Policies owned by these § 419 plans, if the Owner surrenders the Policy,
National Life will permit the Insured to reinstate the Policy, with the Insured as Owner, subject to its normal reinstatement rules, within six months of the surrender.

Also, this Policy may be used with certain tax-qualified retirement plans. The Policy includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefits; the purchase of the Policy does not provide additional tax deferral benefits beyond those provided in the qualified plan.
Accordingly, if you are purchasing this Policy through a qualified plan, you should consider purchasing this Policy for its Death Benefit and other non-tax related benefits. In addition, life insurance in retirement plans may be subject to various requirements that are beyond the scope of this prospectus. Please consult a tax advisor for information specific to your circumstances to determine whether the Policy is an appropriate investment for you.

Premiums

Minimum Initial Premium. No insurance will take effect until the Minimum Initial Premium is paid, and the health and other conditions of the Insured described in the application must not have changed.

Amount and Timing of Premiums. Each premium payment must be at least $50. You have considerable flexibility in determining the amount and frequency of premium payments, within the limits discussed below.

You will at the time of application select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payments. You may request us to send a premium reminder notice at the specified interval. You may change the Planned Periodic Premium frequency and amount. Also, under an Automatic
Payment Plan, you can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being “billed.” We may allow, in certain situations, Automatic Payment Plan payments of less than $50. We may require that Automatic Payment Plans be set up for at least the Minimum Monthly Premium.

You are not required to pay the Planned Periodic Premiums in accordance with the specified schedule. You may pay premiums whenever you like, and in any amount (subject to the $50 minimum and the limitations described in the next section). Payment of the Planned Periodic Premiums will not, however, guarantee that the Policy will remain in force. Instead, the Duration of the Policy depends upon the Policy’s Cash Surrender Value. Thus, even if you pay the Planned Periodic Premiums, the Policy will lapse whenever the Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges under the Policy and if a Grace Period expires without an adequate payment by you. During the Policy Protection Period, the Policy will not enter a Grace Period if the
Accumulated Value less any debt is greater than the Monthly Deductions due and the cumulative premiums paid since the Policy’s Issue Date less any Withdrawals and less any debt are greater than or equal to the cumulative
Minimum Monthly Premiums due since the Policy’s Issue Date. The Policy Protection Period corresponds to the first five Policy Years. The policy will not enter a Grace Period if you have elected, have met the exercise conditions, and have exercised the overloan protection rider.

Any payments you make while there is an outstanding Policy loan will be applied as premium payments rather than loan repayments unless you notify us in writing that the amount is to be applied as a loan repayment.

Higher premium payments under Death Benefit Option A, until the applicable percentage of Accumulated Value exceeds the Face Amount, will generally result in a lower Net Amount at Risk. This will produce lower cost of insurance charges against the Policy. Conversely, lower premium payments in this situation will result in a higher
Net Amount at Risk, which will result in higher cost of insurance charges under the Policy.

Under Death Benefit Option B, until the applicable percentage of Accumulated Value exceeds the Face Amount plus the Accumulated Value, the level of premium payments will not affect the Net Amount at Risk. However, both the
Accumulated Value and Death Benefit will be higher if premium payments are higher, and lower if premium payments are lower.

Under either Death Benefit option, if the Unadjusted Death Benefit is the applicable percentage of Accumulated
Value, then higher premium payments will result in a higher Net Amount at Risk, and higher cost of insurance charges. Lower premium payments will result in a lower Net Amount at Risk, and lower cost of insurance charges.

In order to meet the federal definition of life insurance under the Internal Revenue Code of 1986, as amended, section
7702 of the Code defines two alternative testing procedures. These are the guideline premium test (“GPT”) and the cash value accumulation test (“CVAT”). See “Federal Tax Considerations - Tax Status of the Policy”. The Policy
must qualify under either the GPT or the CVAT. When you purchase a Policy, you must choose the test under which your Policy will qualify. You may not change your choice while the Policy is in force. Under both testing procedures, there is a minimum death benefit required at all times equal to your Accumulated Value multiplied by some pre-
determined factor. The factors used to determine the minimum death benefit depend on the testing procedure chosen and vary by age. The factors used for the GPT and CVAT are set forth in your Policy. Under the GPT, there is also a maximum amount of premium that may be paid with respect to your Policy. You should consult with a qualified tax advisor before deciding. The CVAT is presently available only if your Policy will be classified as a Modified
Endowment Contract at the time the policy is issued. If you do not elect either the CVAT or the GPT, we will use the
GPT to qualify your Policy.

For the GPT, the maximum premium limitations set forth in the Code depend in part upon the amount of the
Unadjusted Death Benefit at any time. As a result, any Policy changes which affect the amount of the Unadjusted
Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, we will not effect the change. (See “Federal Income Tax Considerations,” below).

Unless the Insured provides satisfactory evidence of insurability, we may limit the amount of any premium payment if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value.

If mandated under applicable law, we may be required to reject a premium payment.

We will not accept a premium following the Policy Anniversary upon which the Insured reached the Attained Age
121.

Allocation of Net Premiums. The Net Premium equals the premium received times 1, minus the Percent of Premium
Expense Charge. In your application for the Policy, you will indicate how Net Premiums should be allocated among the subaccounts of the Separate Account and/or the General Account. You may change these allocations at any time by giving us written notice at our Home Office, or if you have elected the telephone transaction privilege, by telephone instructions (See “Telephone Transaction Privilege,” below). Please note, however, if your Policy is participating in the Illuminations program described under “Optional ‘Illuminations’ Investment Advisory Service”,
below, making a change to your premium allocations on your own will be treated as a termination of your Policy’s participation in the Illuminations program. In addition, if you submit a premium allocation change, Portfolio
Rebalancing will terminate unless you request it to continue. You must make allocations in whole number percentages of at least 1%, and the sum of the allocation percentages must be 100%. We will allocate Net Premiums as of the Valuation Date we receive the premium at our Home Office, based on the allocation percentages then in effect, except during the free look period. Please note that if you submit your Premium to your agent, we will not begin processing the Premium until we have received it from your agent’s selling firm.

We will allocate any portion of the Initial Premium and any subsequent premiums we receive before the end of the free look period which are to be allocated to the Separate Account, to the Money Market Subaccount. For this purpose, we will assume that the free look period will end 20 days after the date the Policy is issued. On the first

Valuation Date following 20 days after issue of the Policy, we will allocate the amount in the Money Market
Subaccount to each of the subaccounts selected in the application based on your instructions.

The values of the subaccounts will vary with their investment experience. You bear the entire investment risk.
Please note that during extended periods of low interest rates, the yield on the Money Market Subaccount may become extremely low, and possibly even negative. You should periodically review your allocation percentages in light of market conditions and your overall financial objectives.

When all or a portion of a premium payment is received without a clear subaccount designation or allocated to a subaccount that is not available for investment, we may allocate the undesignated portion or the entire amount, as applicable, into the Money Market Subaccount. You may at any time after the deposit direct us to redeem or exchange the units in the Money Market Subaccount, which will be completed at the next appropriate net asset value. All transactions will be subject to any applicable fees or charges.

Transfers

You may transfer the Accumulated Value between and among the subaccounts of the Separate Account and the
General Account by sending us a written transfer request, or if you have elected the telephone transaction privilege, by telephone instructions to us. (See “Telephone Transaction Privilege,” below). Transfers between and among the subaccounts of the Separate Account and the General Account are made as of the Valuation Day that the request for transfer is received at the Home Office. Please remember that a Valuation Day ends at the close of regular trading on the New York Stock Exchange, which is usually 4:00 p.m., Eastern Time. We must receive your transfer request before closing time for a transfer to be made on that Valuation Day. You may, at any time, transfer all or part of the amount in one of the subaccounts of the Separate Account to another subaccount and/or to the General Account.

We may limit transfers to one per month, require a minimum period between transfers, establish a maximum transfer amount, or reject a transfer request from a person acting on behalf of multiple policyholders. We may also reject a transfer request if we or a portfolio reasonably believe that the policyholder’s transfer activity has or may become disruptive to the management of the portfolio in which the subaccount is invested.

The maximum amount that may be transferred from the General Account to the Separate Account is the greater of
25% of the unloaned portion of Accumulated Value in the General Account or $5,000. Only one transfer from the
General Account to the Separate Account may be made in any one Policy Year.

Although we currently do not impose a transfer fee, we may assess a transfer fee of $25 if the number of transfers between subaccounts in the separate account exceeds 12 in a given Policy Year. We may charge to the Policy any fees assessed by a portfolio with respect to transfer frequency. All transfers requested during one Valuation Period are treated as one transfer transaction. If a transfer charge is adopted in the future, these types of transfers would not be subject to a transfer charge and would not count against the 12 free transfers in any Policy Year:

  transfers resulting from Policy loans,
  transfers resulting from the operation of dollar cost averaging, portfolio rebalancing, or the “Illuminations”
  investment advisory program,
  transfers resulting from the exercise of the transfer rights described under “Other Transfer Rights”, below, and the reallocation from the Money Market Subaccount following the free look period.

Under present law, transfers are not taxable transactions.

If your Policy is in the Illuminations program described under “Optional ‘Illuminations’ Investment Advisory
Service”, below, you will be allowed to implement portfolio transfers. Please note, however, if you implement portfolio transfers your allocations will depart from the FundQuest recommendations, and, if you keep the Policy in the Illuminations program, your transfers will end up being reversed by the next semi-annual rebalancing within the program.

Telephone Transaction Privilege

If you elect the telephone transaction privilege, either on the application for the Policy or thereafter by written authorization, you may effect changes in premium allocation, transfers, and loans of up to $25,000, terminate or make changes in your Illuminations investment advisory program, if your Policy is participating, and initiate or make changes in Dollar Cost Averaging or Portfolio Rebalancing by providing instructions to us at our Home Office over the telephone. We may suspend telephone transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of Owners. You may, on the application or by a written authorization, authorize your National Life agent to provide telephone instructions on your behalf.

We will employ reasonable procedures to confirm that instructions we receive by telephone are genuine. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for any such losses if we do not follow these reasonable procedures. The procedures to be followed for telephone transfers will include one or more of the following:

  requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and
  making a tape recording of the instructions given by telephone.

Telephone transactions may not always be available. Telephone systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request by mail.

If you effect a change in premium allocation, initiate Dollar Cost Averaging or change Portfolio Rebalancing on a
Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

Facsimile Transaction Privilege

You may provide instructions by facsimile for all transactions, except for a full surrender, full transfer, incoming transfer or death claim, by providing instructions to us at a designated fax number. Contact your agent for more information. We may suspend facsimile transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of the Owners.

Facsimile transactions may not always be available. Communication systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request by mail.

If you effect a change in premium allocation, initiate Dollar Cost Averaging or change Portfolio Rebalancing on a
Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

Electronic Mail Transaction Privilege

A National Life agent may provide transfer instructions by e-mail on your behalf, if you have provided the agent the appropriate authority. Contact your agent for more information. We may suspend e-mail transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of the Owners.

E-mail transactions may not always be available. Electronic systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of the request. If your agent experiences problems, you should make your request by mail.

If you effect a change in premium allocation, initiate Dollar Cost Averaging or change Fund Rebalancing on a
Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

Disruptive Trading

Policy. The Policies are intended for long-term investment by Owners. They were not designed for the use of market timers or other investors who make similar programmed, large, frequent, or short-term transfers. Market timing and other programmed, large, frequent, or short-term transfers among the subaccounts or between the subaccounts and the General Account can cause risks with adverse effects for other Owners (and beneficiaries and portfolios). These risks include:

  the dilution of interests of long-term investors in a subaccount if purchases or transfers into or out of a portfolio are made at prices that do not reflect an accurate value for the portfolio’s investments;
  an adverse effect on portfolio management, such as impeding a portfolio manager’s ability to sustain an investment objective, causing a portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay withdrawals or transfers out of the portfolio; and
  increased brokerage and administrative expenses.

The risks and costs are borne by all Owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the “Procedures”) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. Do not invest in this Policy if you intend to conduct market timing or other potentially disruptive trading.

Detection. We employ various means to attempt to detect and deter market timing and disruptive trading. However, despite our monitoring, we may not be able to detect or stop all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the portfolios, we cannot guarantee that all harmful trading will be detected or that a portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by these companies or retirement plans.

Deterrence. Once an Owner has been identified as a “market timer” under the Procedures, we notify the Owner that we will not accept instructions for such market timing or other similar programmed, large, frequent or short-term transfers in the future. We also will mark the Policy on our administrative system so that the system will have to be overridden by the staff to process any transfers. We will only permit the Owner to make transfers when we believe the Owner is not “market timing.”

In our sole discretion, we may revise the Procedures at any time, without prior notice, as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or portfolio shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). We also reserve the right, to the extent permitted or required by applicable law, to (1) implement and administer redemption fees imposed by one or more portfolios in the future, (2) deduct redemption fees imposed by the portfolios, and (3) suspend the transfer privilege at any time we are unable to purchase or redeem shares of the portfolios. We may be required to share personal information about you with the portfolios.

We currently do not impose redemption fees on transfers. Further, for transfers between or among the subaccounts, we currently do not expressly allow a certain number of transfers in a given period or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our Procedures in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection.
Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. We apply the Procedures consistently to all Owners without waiver or exception.

Portfolio Frequent Trading Policies. The portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the portfolios describe any such policies and procedures. The frequent trading policies and procedures of a portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other portfolios and the policies and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers. You should be aware that we may not have the operational capacity to apply the frequent trading policies and procedures of the respective portfolios that would be affected by the transfers. Accordingly,
Owners and other persons who have material rights under the Policies should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Procedures.

Owners should be aware that we are required to provide to a portfolio or its designee, promptly upon request, certain information about the trading activity of individual Owners, and to restrict or prohibit further purchases or transfers by specific Owners identified by a portfolio as violating the frequent trading policies established for that portfolio.
If we do not process a purchase because of such restriction or prohibition, we may return the premium to the
Owner, place the premium in the Money Market Subaccount until we receive further instruction from the Owner and/or replace the restricted or prohibited Subaccount with the Money Market Subaccount in the Owner’s default allocation until we receive further instructions from the Owner.

Omnibus Orders. Owners and other persons with material rights under the Policies also should be aware that the purchase and redemption orders received by the portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance policies. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and individual retirement plan participants. The omnibus nature of these orders may limit each portfolio’s ability to apply its respective frequent trading policies and procedures. We cannot guarantee that the portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios.
These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

As a result of our discretion to permit Owners previously identified as “market timers” to make transfers that we do not believe involve “market timing,” and as a result of operational and technological limitations, differing fund procedures, and the omnibus nature of purchase and redemption orders, some Owners may still be able to engage in market timing, while other Owners bear any adverse effects of that market timing activity. To the extent we are unable to detect and deter market timing or other similar programmed, large, frequent, or short-term transfers, the performance of the subaccount and the portfolio could be adversely affected, including by (1) requiring the portfolio to maintain larger amounts of cash or cash-type securities than the portfolio’s manager might otherwise choose to maintain or to liquidate portfolio holdings at disadvantageous times, thereby increasing brokerage, administrative, and other expenses and (2) diluting returns to long-term shareholders.

Other Transfer Rights

Transfer Right for Policy. During the first two years following Policy issue, you may, on one occasion, transfer the entire Accumulated Value in the Separate Account to the General Account, without regard to any limits on transfers or free transfers, or related transfer charges, if any.

Transfer Right for Change in Investment Policy. If the investment policy of a subaccount of the Separate Account is materially changed, you may transfer the portion of the Accumulated Value in that subaccount to another subaccount or to the General Account, without regard to any limits on transfers or free transfers, or related transfer charges, if any.

Exchange Right for Connecticut Residents. For eighteen months after the Date of Issue, Connecticut residents may exchange the Policy for any flexible premium adjustable benefit life insurance policy offered for sale by us, the benefits of which policy do not vary with the investment performance of a separate account. Evidence of insurability will not be required to effect this exchange.

Optional “Illuminations” Investment Advisory Service

National Life makes available to all Owners, at no cost to the Owner, an optional investment advisory service which
National Life calls “Illuminations”. Under this program, National Life has arranged for FundQuest, Incorporated
(“FundQuest”), a registered investment adviser independent of National Life, to provide an investment advisory service under which it maintains an allocation of the Accumulated Value of your Policy among the available options which is suited to your investment objective, financial situation and risk tolerance.

Illuminations will be available under employer-sponsored qualified plans, where variable universal life is approved for use. This option will be available for all policies issued within the plans. The sponsors and fiduciaries of qualified plans are responsible to determine whether Illuminations is permissible under the legal requirements to which the plan is subject.

If you elect to participate in Illuminations, you will be asked to fill out a detailed questionnaire, which addresses your investment objective, financial situation and risk tolerance. FundQuest will then evaluate the completed questionnaire to determine the allocation best suited to you. FundQuest will maintain a number of different allocation models for clients with different investment objectives, financial situations and risk tolerances, and you will be assigned to one of these models. However, you will have the ability to impose reasonable restrictions on the management of your Policy, including the ability to designate particular portfolios or types of portfolios that should not receive allocations of Accumulated Value from your Policy. Please contact National Life’s Home Office at
(800) 732-8939 if you wish to impose restrictions on the management of your Policy which contains the
Illuminations management feature. If you place restrictions on a particular fund or type of fund, you must either suggest an alternative fund or fund type or specify that the assets that would have been allocated to the restricted fund or fund type be allocated pro rata among the other funds in your model. At the implementation of your
Illuminations program, you will receive a strategy report prepared by FundQuest that discusses the strategy to be followed in allocating your Accumulated Value among the portfolios.

FundQuest will make changes to its portfolio allocation models from time to time as it deems appropriate based on changes in the financial markets, portfolio performance, and other factors. FundQuest will communicate these changes to National Life, which will then automatically implement the changes in each affected Policy, pursuant to a
Limited Power of Attorney executed by Illuminations participants. This Limited Power of Attorney will authorize
FundQuest to direct National Life to implement changes to your model as determined by FundQuest, without obtaining your specific prior approval of the changes. In addition, FundQuest also currently intends to rebalance each Illuminations account back to its then-current model allocation semi-annually. This semi-annual rebalancing will also be implemented pursuant to the Limited Power of Attorney, and will be done automatically without your specific prior approval.

Further information regarding FundQuest is included in Part II of FundQuest’s Form ADV, which will be provided to Owners when they elect to participate in Illuminations.

Once in the Illuminations program, you will receive a quarterly report prepared by FundQuest discussing the performance of your Policy’s subaccount allocation, all the transactions made within your Policy, and its value at the beginning and end of the period. In this report, you will be reminded that you should contact National Life if there have been changes in your financial situation or investment objectives, and that you may impose reasonable restrictions on the funds in which your account may invest or modify existing restrictions.

In addition, at least annually you will be contacted by your National Life agent to determine whether there have been any changes in your financial situation or investment objectives, and whether you wish to impose reasonable restrictions on the funds in which your account may invest or modify existing restrictions.

Once you have elected to participate in the Illuminations program, you may terminate your participation in the program at any time, by providing written or telephone instructions to National Life. If you terminate the
Illuminations program, we will no longer automatically apply any portfolio rebalancing to your Policy, unless you specifically elect to begin a Portfolio Rebalancing feature described under section, entitled “Available Automated
Portfolio Management Features”.

If, while your Policy is participating in the Illuminations program, you should need or want to take a Policy loan or make a Withdrawal from your Policy, you should consider that if the loan or Withdrawal is allocated pro rata among the subaccounts in the Policy, the proportionate allocations recommended by FundQuest for your Policy will not be disturbed. If, on the other hand, you allocate the loan or Withdrawal to specific funds, the Policy will depart from the recommended allocations. However, if the Policy remains in the Illuminations program, at the next semi-annual rebalancing date the remaining Accumulated Value will be rebalanced back to the recommended model.

While your Policy is in the Illuminations program, you will be allowed to implement fund transfers, but you should consider that doing so will cause your allocations to depart from the FundQuest recommendations, and, if you keep the Policy in the Illuminations program, your transfers may end up being reversed by the next semi-annual rebalancing within the program.

While your Policy is in the Illuminations program, the Dollar Cost Averaging feature described in the next section below will not be available, and Portfolio Rebalancing will only be available as part of the Illuminations program.
If you do elect to begin Dollar Cost Averaging, or change your Portfolio Rebalancing from the Illuminations program, such election will automatically terminate your Policy’s participation in the Illuminations program.
Similarly, if you instruct National Life to make a change in the allocation of new Premiums on your Policy, this will be treated as a termination of your Policy’s participation in the Illuminations program.

If you have elected and exercised the accelerated care rider, any participation in the Illuminations program will automatically terminate.

Change of Address Notification

To protect you from fraud and theft, National Life may verify any changes in address you request by sending a confirmation of the change to both your old and new address. National Life may also call you to verify the change of address.

AVAILABLE AUTOMATED PORTFOLIO MANAGEMENT FEATURES

We currently offer, at no charge to you, two automated fund management features. Only one of these features may be active for any single Policy at any time. We are not legally obligated to continue to offer these features.
Although we have no current intention to do so, we may cease offering one or both of these features at any time, after providing 60 days prior written notice to all Owners who are then utilizing the features being discontinued.

Dollar Cost Averaging. This feature permits you to automatically transfer funds from the Money Market
Subaccount to any other subaccounts on a monthly basis. You may elect Dollar Cost Averaging at issue by marking the appropriate box on the initial application, and completing the appropriate instructions. You may also begin a
Dollar Cost Averaging program after issue by filling out similar information on a change request form and sending it to us at our Home Office. You may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office. While your Policy is in the Illuminations program described in the section immediately above, Dollar Cost Averaging will not be available. If you do elect to begin Dollar Cost Averaging, such election will automatically terminate your Policy’s participation in the Illuminations program.

Portfolio Rebalancing. This feature permits you to automatically rebalance the value in the subaccounts on a semi-
annual basis, based on your premium allocation percentages in effect at the time of the rebalancing. You may elect
Portfolio Rebalancing at issue by marking the appropriate box on the application, or, after issue, by completing a change request form and sending it to our Home Office. You may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to us at our Home Office. In addition, if you submit a premium allocation change, Portfolio Rebalancing will terminate unless you request it to continue. While your Policy is in the Illuminations program described in the section immediately above, Portfolio Rebalancing will be available only as part of the program, which will rebalance semi-annually back to your allocations as determined by FundQuest. If you do elect to change Portfolio Rebalancing from this Illuminations program, such election will automatically terminate your Policy’s participation in the Illuminations program.

ACCUMULATED VALUE

The Accumulated Value is the total amount of value held under the Policy at any time. It is equal to the sum of the
Policy’s values in the Separate Account and the General Account. The Accumulated Value minus any applicable
Surrender Charge, and minus any outstanding Policy loans and accrued interest, is equal to the Cash Surrender
Value. There is no guaranteed minimum for the portion of the Accumulated Value in any of the subaccounts of the
Separate Account. Because the Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.

The Accumulated Value and Cash Surrender Value will reflect:

  the Net Premiums paid,
  the investment performance of the portfolios you have chosen, the crediting of interest on non-loaned Accumulated Value in the General Account and amounts held as
  Collateral in the General Account,
  any transfers,
  any Withdrawals,
  any loans,
  any loan repayments,
  any loan interest charged, and
  charges assessed on the Policy.

Determination of Number of Units for the Separate Account. Amounts allocated, transferred or added to a subaccount of the Separate Account under a Policy are used to purchase units of that subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units a Policy has in a subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

Determination of Unit Value. The unit value of a subaccount is equal to the unit value on the immediately preceding
Valuation Day multiplied by the Net Investment Factor for that subaccount on that Valuation Day.

Net Investment Factor. Each subaccount of the Separate Account has its own Net Investment Factor. The Net
Investment Factor measures the daily investment performance of the subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio.

Calculation of Accumulated Value. The Accumulated Value is determined first on the Date of Issue and thereafter on each Valuation Day. On the Date of Issue, the Accumulated Value will be the Net Premiums received, plus any earnings prior to the Date of Issue, less any Monthly Deductions due on the Date of Issue. On each Valuation Day after the Date of Issue, the Accumulated Value will be:

1) The aggregate of the values attributable to the Policy in the Separate Account, determined by multiplying the number of units the Policy has in each subaccount of the Separate Account by such subaccount’s unit value on that date; plus

2) The value attributable to the Policy in the General Account (See “The General Account,” above).

DEATH BENEFIT

General. As long as the Policy remains in force, we will pay the Death Benefit of the Policy, after due proof of the
Insured’s death (and fulfillment of certain other requirements), to the named Beneficiary, unless the claim is contestable in accordance with the terms of the Policy. You may choose to have the proceeds paid in cash or under one of the available settlement options. (See “Payment of Policy Benefits,” below.) The Death Benefit payable will be the Unadjusted Death Benefit under the Death Benefit option that is in effect, increased by any additional benefits, and decreased by any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions.

If you or your Beneficiary does not select a settlement option, the proceeds are at least $10,000, and the Beneficiary is an individual, we may deposit the lump-sum payment into an interest bearing special account maintained by a financial institution and retained by us in our General Account. In that case, we will provide your Beneficiary with a checkbook within seven days to access those funds. Your Beneficiary will receive interest on the proceeds deposited in that account.

Death Benefit Options. The Policy provides two Death Benefit options: Option A and Option B. You select the
Death Benefit option in the application and may change it as described in “Change in Death Benefit Option,” below.

Option A. The Unadjusted Death Benefit is equal to the greater of:

(a) the Face Amount of the Policy, and

(b) the Accumulated Value multiplied by a factor specified by federal income tax law.

The factor will be described in the Policy.

Illustration of Option A -- For purposes of this illustration, assume that the Insured is under Attained Age 40, the
GPT was elected, and there is no Policy loan outstanding.

Under Option A, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death Benefit of
$200,000. The specified percentage for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250% under the GPT. Because the Unadjusted Death Benefit must be equal to or greater than 2.50 times the Accumulated Value, any time the Accumulated Value exceeds $80,000 the Unadjusted Death Benefit will exceed the Face Amount. Each additional dollar added to the Accumulated Value will increase the Unadjusted
Death Benefit by $2.50. Thus, a 35 year old Insured with an Accumulated Value of $90,000 will have an
Unadjusted Death Benefit of $225,000 (2.50 x $90,000), and an Accumulated Value of $150,000 will have an
Unadjusted Death Benefit of $375,000 (2.50 x $150,000). Similarly, any time the Accumulated Value exceeds
$80,000, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount, the
Unadjusted Death Benefit will be the Face Amount of the Policy.

Option B. The Unadjusted Death Benefit is equal to the greater of:

(a) the Face Amount of the Policy plus the Accumulated Value, and

(b) the Accumulated Value multiplied by the same factor that applies to option A.

Illustration of Option B -- For purposes of this illustration, assume that the Insured is under Attained Age 40, the
GPT was elected, and there is no Policy loan outstanding.

Under Option B, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death Benefit of
$200,000 plus the Accumulated Value. Thus, for example, a Policy with a $50,000 Accumulated Value will have an
Unadjusted Death Benefit of $250,000 ($200,000 plus $50,000). Because the specified percentage is 250% under the GPT, the Unadjusted Death Benefit will be at least 2.50 times the Accumulated Value. As a result, if the
Accumulated Value exceeds $133,333, the Unadjusted Death Benefit will be greater than the Face Amount plus the
Accumulated Value. Each additional dollar added to the Accumulated Value above $133,333 will increase the

Unadjusted Death Benefit by $2.50. An Insured with an Accumulated Value of $150,000 will have an Unadjusted
Death Benefit of $375,000 (2.50 x $150,000), and an Accumulated Value of $200,000 will yield an Unadjusted
Death Benefit of $500,000 (2.50 x $200,000). Similarly, any time the Accumulated Value exceeds $133,333, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the
Accumulated Value, the Unadjusted Death Benefit will be the Face Amount plus the Accumulated Value.

Please note that payment of any amount in excess of Accumulated Value is subject to the financial strength and claims-paying ability of National Life.

Which Death Benefit Option to Choose. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you may wish to choose Option B. If you are satisfied with the amount of the Insured’s existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulated Value, you may wish to choose Option A.

Change in Death Benefit Option. After the first Policy Year, you may change the Death Benefit option in effect by sending us a written request. There is no charge to change the Death Benefit option. The effective date of a change will be the Monthly Policy Date on or next following the date we receive the written request. Only one change in
Death Benefit option is permitted in any one Policy Year.

On the effective date of a change in Death Benefit option, the Face Amount is adjusted so that there will be no change in the Death Benefit or the Net Amount at Risk. In the case of a change from Option B to Option A, the
Face Amount must be increased by the Accumulated Value. In the case of a change from Option A to Option B, the
Face Amount must be decreased by the Accumulated Value. The change from Option A to Option B will not be allowed if it would reduce the Face Amount to less than the Minimum Face Amount.

On the effective date of the change, the Death Benefit, Accumulated Value and Net Amount at Risk (and therefore the cost of insurance charges) are unchanged. However, after the effective date of the change, the pattern of future
Death Benefits, Accumulated Value, Net Amount at Risk and cost of insurance charges will be different than if the change had not been made. Also, we will recomputed the minimum monthly premium to reflect the change in Death
Benefit Option. In determining whether a change is appropriate for you, the considerations described in “Which
Death Benefit Option to Choose” above will apply.

If a change in the Death Benefit option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, we will not effect the change. You may only change the Death Benefit Option before the Insured’s Attained Age 121.

A change in the Death Benefit option may have Federal income tax consequences. (See “Federal Tax
Considerations - Tax Treatment of Policy Benefits,” below)

How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value. The
Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of
Accumulated Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.

Ability to Adjust Face Amount

You may, at any time after the first Policy Year, increase or decrease the Policy’s Face Amount by submitting a written application to us. There are some limits on your ability to effect increases or decreases, which are discussed below. The effective date of an increase will be the Monthly Policy Date on or next following our approval of your request. The effective date of a decrease is the Monthly Policy Date on or next following the date that we receive your written request in good form. Employee benefit plan Policies may adjust the Face Amount even in Policy Year
1. An increase or decrease in Face Amount may have federal tax consequences. Consult a tax advisor before increasing or decreasing the Face Amount. The effect of changes in Face Amount on Policy charges, as well as other considerations, is described below.

Increase. A request for an increase in Face Amount may not be for less than $25,000, or such lesser amount required in a particular state (except that the minimum for employee benefit plans is $2,000). You may not increase the Face Amount after the Insured’s Attained Age 85. To obtain the increase, you must submit an application for the increase and provide evidence satisfactory to us of the Insured’s insurability.

On the effective date of an increase, and taking the increase into account, the Cash Surrender Value must be at least equal to the Monthly Deductions then due. If the Cash Surrender Value is not sufficient, the increase will not take effect until you pay a sufficient additional premium payment to increase the Cash Surrender Value.

An increase in the Face Amount will generally affect the total Net Amount at Risk. This will normally increase the monthly cost of insurance charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage. An increase in premium payment or frequency may be appropriate after an increase in Face
Amount. (See “Cost of Insurance Charge,” below).

Each increase in Face Amount will begin a new period of Surrender Charges in effect for 10 years from the date of the increase. This additional Surrender Charge is based on the Face Amount of the increase only. We describe this additional Surrender Charge in detail in the “Surrender Charge” section, below.

Decrease. During the first 10 Policy Years, the amount of the Face Amount after a decrease cannot be less than
75% of the largest Face Amount in force at any time in the 12 months immediately preceding our receipt of your request for the decrease. The Face Amount after any decrease may not be less than the Minimum Face Amount, which is currently $50,000. If a decrease in the Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, we will not allow the decrease. You may only make a Face Amount decrease before the Insured’s Attained Age 121.

A decrease in the Face Amount generally will decrease the total Net Amount at Risk, which will decrease your monthly cost of insurance charges.

For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face
Amount in the following order:

(a)	first, the increase in Face Amount provided by the most recent increase;

(b)	then, the next most recent increases, in inverse chronological order; and

(c)	finally, the Initial Face Amount.

Payment of Policy Benefits

You may decide the form in which we pay Death Benefit proceeds. During the Insured’s lifetime, you may arrange for the Death Benefit to be paid in a lump sum or under a settlement option. These choices are also available upon surrender of the Policy for its Cash Surrender Value. If you do not make an election, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Death Benefit in a lump sum or under a settlement option. If paid in a lump sum, we will ordinarily pay the Death Benefit (by sending the checkbook referred to below, unless the Beneficiary elects to receive a National Life check) to the Beneficiary within seven days after we receive proof of the Insured’s death at our Home Office, and all other requirements are satisfied. If paid under a settlement option, we will apply the Death Benefit to the settlement option within seven days after we receive proof of the Insured’s death at our Home Office, and all other requirements are satisfied.

We will pay interest on the Death Benefit from the date of death until interest begins to accrue on the account accessed by the checkbook referred to below. The interest rate will be the highest of (a) 3% per annum, (b) any higher rate we declare, or (c) any higher rate required by law.

If you or your Beneficiary elects to receive proceeds in a lump sum payment, unless the Beneficiary requests a
National Life check, we will deposit the payment into an interest bearing special account maintained by a financial institution and retained by us in our General Account. In that case, we will provide you or your Beneficiary with a checkbook to access those funds from the special account. We will send the payee the checkbook within seven days of when we deposited the payment into that account, and the payee will receive any interest on the proceeds deposited in that account.

We will normally pay proceeds of a surrender, Withdrawal, or Policy loan within seven days of when we receive your written request at our Home Office in a form satisfactory to us. However, in cases where you surrender your
Policy within 30 days of making a premium payment by check or through a check-o-matic payment option (i.e., automatic scheduled withdrawals from a bank account), and we are unable to confirm that such payment has cleared, we may withhold an amount equal to such payment from your surrender proceeds until we are able to confirm that the payment item has cleared, but for no more than 30 days from our receipt of the payment item. You may avoid the possibility of this holdback by making premium payments by unconditional means, such as by certified check or wire transfer of immediately available funds.

We will generally determine the amount of a payment on the Valuation Day we receive at our Home Office all required documents. However, we may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which:

(1) the disposal or valuation of a subaccount’s assets is not reasonably practicable because the New York
Stock Exchange is closed or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist; or

(2) except for Policies issued in New York, the SEC by order permits postponement of such actions for the protection of our policyholders.

We also may defer the determination or payment of amounts from the General Account for up to six months. If we defer such payment for more than 30 days, we will pay interest at a rate of not less than ____% or as required by state law. For Policies issued in New York, if we do not mail or deliver the amounts owed to you within ten days of when we receive your request for payment, we will pay interest on the amount at the rate then in effect under
Payment Option 1 – Payment of Interest Only, from the date of our receipt of your request for payment to the date we actually make the payment.

Transactions will not be processed on days that the New York Stock Exchange is customarily closed for trading. In
2008, these days are New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day,
Independence Day, Labor Day, Thanksgiving and Christmas Day. Please remember that we must receive a transaction request before the close of regular trading on the New York Stock Exchange, which is usually 4:00 p.m.
Eastern Time, to process the transaction on that Valuation Day.

If mandated under applicable law, we may be required to reject a Premium Payment. We may also be required to provide additional information about your account to government regulators. We may be required to block an
Owner’s account and thereby refuse to honor any request for transfers, Withdrawals, surrenders, loans or Death
Benefits, until instructions are received from the appropriate regulator.

Settlement Options

There are several ways of receiving proceeds under the Death Benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available in your Policy, upon request from our Home
Office, and by referring to the Statement of Additional Information. Even if the Death Benefit under the Policy is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the Death Benefit after the Insured’s death are taxable and payments under the Settlement Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under the Settlement
Options.

POLICY LOANS

General. You may at any time after the first year (and during the first year where required by law) borrow money from us using the Policy as the only security for the loan. The maximum amount you may borrow is the Policy’s
Cash Surrender Value on the date we receive your loan request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. You may repay all or a portion of a loan and accrued interest at any time, while the Insured is alive. To take a loan, you should send us a written request at our Home Office. If you have elected the telephone transaction privilege, you may also request a loan over the telephone. We limit the amount of a Policy loan you can take by telephone to $25,000. We will normally pay loan proceeds within seven days of a valid loan request.

Currently, we are extending your policy's loan privileges to allow loans in the first policy year. This is more favorable to you than what is guaranteed in the contracts. We may decide to discontinue this privilege in the future without notice. First year loans are subject to all the loan requirements and restrictions as stated above.

Interest Rate Charged. We charge interest on Policy loans at the fixed rate of 5% per year. We charge interest from the date of the loan and add it to the loan balance at the end of the Policy Year. When this interest is added to the loan balance, it bears interest at the same rate.

Allocation of Loans and Collateral. When you take a Policy loan, we hold Accumulated Value in the General
Account as Collateral for the Policy loan. You may specify how you would like the Accumulated Value to be taken from the subaccounts of the Separate Account to serve as Collateral. If you do not so specify, we will allocate the
Policy loan to the subaccounts in proportion to the Accumulated Value in the subaccounts. If the Accumulated
Value in one or more of the subaccounts is insufficient to carry out your instructions, we will not process the loan until we receive further instructions from you. Non-loaned Accumulated Value in the General Account will become
Collateral for a loan only to the extent that the Accumulated Value in the Separate Account is insufficient. Please note that if your Policy is participating in the Illuminations program described under “Optional ‘Illuminations’
Investment Advisory Service”, above, and you allocate the loan pro rata among the subaccounts in the Policy, the proportionate allocations recommended by FundQuest for your Policy will not be disturbed. If, on the other hand, you allocate the loan to specific funds, the Policy will depart from the recommended allocations. However, if the
Policy remains in the Illuminations program, at the next semi-annual rebalancing date the remaining Accumulated
Value will be rebalanced back to the recommended model.

The Collateral for a Policy loan will initially be the loan amount. Loan interest will be added to the Policy loan. We will take additional Collateral for the loan interest pro rata from the subaccounts of the Separate Account, and then, if the amounts in the Separate Account are insufficient, from the non-loaned portion of the General Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, we will credit the amount held in the General Account as Collateral with interest at effective annual rates we declare, but not less than 3% or such higher minimum rate required under state law. We currently intend to credit the amount held in the General
Account as Collateral for Policy Loans at a fixed rate of 5% per year, but this is not guaranteed.

Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit of your Policy. The effect on the
Accumulated Value and Death Benefit could be favorable or unfavorable. It will depend on whether the investment performance of the subaccounts, and the interest credited to the non-loaned Accumulated Value in the General
Account, is less than or greater than the interest being credited on the amounts held as Collateral in the General
Account. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate on Collateral is less than the investment experience of assets held in the Separate Account and interest credited to the non-loaned Accumulated Value in the General Account. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding
Policy loan.

Loan Repayments. We will assume that any payments you make while there is an outstanding Policy loan are premium payments, rather than loan repayments, unless you specify in writing that a payment is a loan repayment.
In the event of a loan repayment, the amount held as Collateral in the General Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the subaccounts of the Separate Account and to the non-loaned portion of the General Account based on the Net Premium allocations in effect at the time of the repayment.

Lapse With Loans Outstanding. The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Cash Surrender Value. Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse. (See “Risk of Lapse,” above and “ Lapse and Reinstatement,” below.)
In addition, if the Policy is not a Modified Endowment Policy, lapse of the Policy with outstanding loans may result in adverse federal income tax consequences. (See “Federal Tax Considerations - Tax Treatment of Policy Benefits,”
below.)

IRC § 1035 Exchanges of Policies with Existing Policy Loans. We will accept transfers of existing policy loans on
Policies that qualify as § 1035 exchanges. The loan will be limited to 50% of the Accumulated Value of the transfer. The Accumulation Value held as Collateral for the loan will be placed in the General Account.

Tax Considerations. Any loans taken from a “Modified Endowment Contract” will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan taken from a Modified Endowment Contract that is included in income. (See “Federal Tax
Considerations – Tax Treatment of Policy Benefits - Distributions Other Than Death Benefits from Modified
Endowment Contracts,” below.)

SURRENDERS AND WITHDRAWALS

You may surrender your Policy for its Cash Surrender Value at any time before the death of the Insured. The Cash
Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any Surrender
Charge. We will calculate the Cash Surrender Value on the Valuation Day we receive, at our Home Office, your signed written surrender request deemed by us to be in good order, and the Policy. You may not request a surrender over the telephone or by facsimile. Coverage under the Policy will end on the day you mail or otherwise send your written surrender request and the Policy to us. We will ordinarily mail surrender proceeds to you within seven days of when we receive your request in good order. However, in cases where you surrender your Policy within 30 days of making a premium payment by check or through a check-o-matic payment option (i.e., automatic scheduled withdrawals from a bank account), and we are unable to confirm that such payment has cleared, we may withhold an amount equal to such payment from your surrender proceeds until we are able to confirm that the payment item has cleared, but for no more than 30 days from our receipt of the payment item. You may avoid the possibility of this holdback by making premium payments by unconditional means, such as by certified check or wire transfer of immediately available funds.

A surrender may have Federal income tax consequences. (See “Federal Tax Considerations - Tax Treatment of
Policy Benefits,” below).

You may also withdraw a portion of your Policy’s Cash Surrender Value at any time before the death of the Insured and, except for employee benefit plans, after the first Policy Anniversary, by writing us at our Home Office. The minimum amount which you may withdraw is $500, except for employee benefit plans, where the minimum is $100.
The maximum Withdrawal is the Cash Surrender Value on the date of receipt of the Withdrawal request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. A Withdrawal Charge of $25 may be
deducted from the amount of the Withdrawal. For a discussion of the Withdrawal Charge, see “Charges and
Deductions - Withdrawal Charge”, below.

You may specify how you would like us to take a Withdrawal from the subaccounts of the Separate Account. If you do not so specify, we will take the Withdrawal from the subaccounts in proportion to the Accumulated Value in each subaccount. If the Accumulated Value in one or more subaccounts is insufficient to carry out your instructions, we will not process the Withdrawal until we receive further instructions from you. You may take Withdrawals from the
General Account only after the Accumulated Value in the Separate Account has been exhausted. If your Policy is participating in the Illuminations program described under “Optional ‘Illuminations’ Investment Advisory Service”,
above, and you allocate the Withdrawal pro rata among the subaccounts in the Policy, the proportionate allocations recommended by FundQuest for your Policy will not be disturbed. If, on the other hand, you allocate the
Withdrawal to specific funds, the Policy will depart from the recommended allocations. However, if the Policy remains in the Illuminations program, at the next semi-annual rebalancing date the remaining Accumulated Value will be rebalanced back to the recommended model.

The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated
Value. (See “Death Benefit Options,” above.)

Option A. A Withdrawal will reduce the Face Amount of the Policy by the amount of the Withdrawal. Examples of the effect of a Withdrawal on the Face Amount and Unadjusted Death Benefit under Option A are described as follows:

For the purposes of the following examples, assume that the Attained Age of the Insured is under 40, the
GPT was elected, and there is no indebtedness. The applicable percentage is 250% for an Insured with an
Attained Age under 40.

Under Option A, a Policy with a Face Amount of $300,000 and an Accumulated Value of $30,000 will have an Unadjusted Death Benefit of $300,000. Assume that you take a Withdrawal of $10,000 The
Withdrawal will reduce the Accumulated Value to $20,000 ($30,000 - $10,000) and the Face Amount to
$290,000 ($300,000 - $10,000). As a result, the Unadjusted Death Benefit following the Withdrawal will be $290,000 (i.e., a reduction of $10,000).

If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of
(a) the Face Amount after deducting the amount of the Withdrawal and (b) the applicable percentage of
Accumulated Value after deducting the amount of the Withdrawal.

Under Option A, a Policy with a Face Amount of $300,000 and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 ($150,000 x 2.50) . Assume that you take a Withdrawal of
$10,000. The Withdrawal will reduce the Accumulated Value to $140,000 ($150,000 - $10,000) and the
Face Amount to $290,000 ($300,000 - $10,000). The Unadjusted Death Benefit following the
Withdrawal is equal to the greater of (a) the Face Amount, or $290,000, and (b) the applicable percentage of the Accumulated Value, or $350,000 ($140,000 x 2.50) . Therefore, the Unadjusted Death Benefit will be $350,000 following the Withdrawal (i.e., a reduction of $25,000).

Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit.

If the Unadjusted Death Benefit equals the Face Amount plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal.

For the purposes of the following examples, assume that the Attained Age of the Insured is under 40, the
GPT was elected, and there is no indebtedness. The applicable percentage is 250% for an Insured with an
Attained Age under 40.

Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $390,000 ($300,000 + $90,000). Assume you take a Withdrawal of
$20,000. The Withdrawal will reduce the Accumulated Value to $70,000 ($90,000 - $20,000). As a
result, the Unadjusted Death Benefit will be $370,000 (i.e., a reduction of $20,000). The Face Amount is unchanged.

If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of
(a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and (b)
the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.

Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $210,000 will have an Unadjusted Death Benefit of $525,000 ($210,000 X 2.50) . Assume you take a Withdrawal of
$60,000. The Withdrawal will reduce the Accumulated Value to $150,000 ($210,000 - $60,000), and the
Unadjusted Death Benefit to the greater of (a) the Face Amount plus the Accumulated Value, or
$450,000 ($300,000 + $150,000) and (b) the applicable percentage of the Accumulated Value, or
$375,000 ($150,000 X 2.50) . Therefore, the Unadjusted Death Benefit will be $450,000 (i.e., a reduction of $75,000). The Face Amount is unchanged.

Any decrease in Face Amount due to a Withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount.

Because a Withdrawal can affect the Face Amount and the Unadjusted Death Benefit as described above, a
Withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the
Policy. (See “Cost of Insurance Charge,” above.) Because a Withdrawal reduces the Accumulated Value, the Cash
Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse. (See “Lapse and Reinstatement,” below.) A request for Withdrawal may not be allowed if such Withdrawal would reduce the
Face Amount below the Minimum Face Amount for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, we will not allow the Withdrawal.

You may request a Withdrawal only by sending a signed written request to us at our Home Office or, partial
Withdrawals, by facsimile. You may not request a Withdrawal over the telephone. We will ordinarily pay a
Withdrawal within seven days of receiving at our Home Office a valid Withdrawal request.

A Withdrawal of Cash Surrender Value may have Federal income tax consequences. (See “Federal Tax
Considerations - Tax Treatment of Policy Benefits,” below.)

Owners of Policies being used in qualified retirement plans should be aware that the Policy does not contain any provision for a refund of premium in the event that premiums in excess of those permitted by the “incidental insurance” rules are paid. In the event that a Withdrawal is necessary to bring a Policy into compliance with the
“incidental insurance” rules, we will waive any Withdrawal Charge in connection with such Withdrawal. However, such Owners should be aware that it is possible that the Cash Surrender Value of the Policy will not be sufficient to permit a Withdrawal in the amount necessary to bring the Policy into compliance.

LAPSE AND REINSTATEMENT

If on any Monthly Policy Date the Cash Surrender Value is insufficient to pay the Monthly Deduction due, a Grace
Period shall start, unless:

1. the Policy is within the Policy Protection Period; and
2. the Accumulated Value less any debt is greater than the Monthly Deduction and any other charges due; and
3. the cumulative premiums paid since the Policy’s Issue Date, less any Withdrawals and less any debt are greater than or equal to the cumulative Minimum Monthly Premiums due since the Policy’s Issue Date.

The Policy will not enter a Grace Period solely due to the failure to make a premium payment.

The Grace Period shall be 61 days, and the Policy shall remain in force during the Grace Period. We will mail you a notice of the premium required to keep the Policy in force.

During the Policy Protection Period, the premium needed to keep the Policy in force beyond a Grace Period shall equal the greater of 1) the premium which will be sufficient to produce an Accumulated Value, net of debt, equal to three times the Monthly Deduction due at the beginning of the Grace Period, or 2) an amount equal to the sum of the cumulative Minimum Monthly Premiums due at the start of the Grace Period; plus three times the Minimum Monthly Premium in effect at the beginning of the Grace Period; plus all Withdrawals; plus
  any debt; less
  all premiums paid,

but not more than the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly
Deductions due at the start of the Grace Period.

The premium needed to keep the policy in force beyond a Grace Period which ends after the Policy Protection
Period shall be the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly
Deduction due at the start of the Grace Period.

If the premium needed to keep the policy in force is not paid by the later of the last day of the Grace Period or the
61st day after the lapse pending notice is sent, the Policy shall terminate without value. However, we will not terminate the Policy at the end of the Grace Period if a claim begins under the waiver of Monthly Deductions rider.

The Policy Protection Period corresponds to the first five Policy Years.

Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or any longer period required in a particular state) after the beginning of the Grace Period. To do so, you must submit evidence of the Insured’s insurability satisfactory to us and pay a sufficient reinstatement premium. The effective date of reinstatement, unless otherwise required by state law, will be the Monthly Policy Date on or next following the date your reinstatement application is approved. Upon reinstatement, the Accumulated Value will be equal to the
Accumulated Value on the date the Grace Period began; less two times the Monthly Deduction due on the date the
Grace Period Began; plus the net premium paid to reinstate the Policy; less the Monthly Deduction due on the reinstatement date. The Policy will be reinstated with the same Date of Issue as it had prior to the lapse.

If reinstatement occurs during a Policy Protection Period, the required payment shall be an amount equal to the greater of 1) the premium which will be sufficient to produce an Accumulated Value, net of debt, equal to four times the Monthly Deduction due on the date the Grace Period began, or 2) the sum of:

1.	the cumulative Minimum Monthly Premiums due at the start of the Grace Period, plus

2.	three times the Minimum Monthly Premium due at the start of the Grace Period, plus

3.	all Withdrawals; plus

4.	any debt; less

5.	all premiums paid,

but not more than the premium which will make the Cash Surrender Value sufficient to provide:

1.	two times the Monthly Deduction due on the date the Grace Period began; plus

2.	three times the Monthly Deduction due on the date of reinstatement.

If reinstatement occurs after the Policy Protection Period, the required payment shall be a premium which will make the Cash Surrender Value sufficient to provide:

1.	two times the Monthly Deduction due on the date the Grace Period began; plus

2.	three times the Monthly Deduction due on the date of reinstatement.

The duration of a reinstated policy will be computed without regard to the period between the final lapse date and the reinstatement date for the purpose of assigning Surrender Charges and Monthly Expense Charges.

CHARGES AND DEDUCTIONS

We deduct the charges described below from your premium payments or your Policy Value. Certain of the charges depend on a number of variables. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under the Policy. We intend to profit from these charges.

Services and benefits we provide include:

  the death benefits, cash and loan benefits provided by the Policy;
  the funding choices, including net premium allocations, dollar-cost averaging programs, and automatic asset rebalancing programs, and Illuminations investment advisory service;
  the administration of various elective options under the Policy (including any riders); and
  the distribution of various reports to Owners.

Costs and Expenses we incur include:

  those associated with underwriting applications and changes in Face Amount and any riders;
  various overhead and other expenses associated with providing the services and benefits provided by the Policy (and any riders);
  sales and marketing expenses;
  other costs of doing business, such as complying with federal and state regulatory requirements.

Risks we assume include the risks that:

  insureds may die sooner than estimated, resulting in the payment of greater death benefits than expected; and
  the costs of providing the services and benefits under the Policy (and any riders) will exceed the charges deducted.

Percent of Premium Expense Charge

We will deduct 6% from each premium payment prior to allocation of Net Premiums, to cover state premium taxes, the federal DAC Tax, and certain sales and marketing expenses. The federal DAC Tax is a tax attributable to certain
“policy acquisition expenses” under Internal Revenue Code Section 848. Section 848 in effect accelerates the realization of income we receive from the Policies, and therefore the payment of federal income taxes on that income. The economic consequence of Section 848 is, therefore, an increase in the tax burden borne by us that is attributable to the Policies.

Surrender Charge

We impose a Surrender Charge if the Policy is surrendered or lapses at any time before the end of the tenth Policy
Year following issue or a Face Amount increase.

The first year Surrender Charges are presented in Appendix B to this prospectus for all states except New York and
Appendix C to this prospectus for New York. Both Appendix B and C express the Surrender Charge as a dollar amount per $1,000 of Initial Face Amount. There will be a Surrender Charge associated with the Initial Face
Amount as well as with each subsequent Face Amount increase. Each such portion of the Surrender Charge will have a duration of ten Policy Years as measured from the issue date of the corresponding Face Amount. Each portion of the Surrender Charge will be level during each Policy Year and decrease every year through year ten.
Surrender Charges in all states except New York decrease linearly by policy year until the end of the tenth Policy
Year with some rounding. The Surrender Charge schedule applicable to policies issued in New York is amortized such that the surrender charge is zero beginning in Policy Year 11.  New York surrender charges are limited to an expense allowance less the cumulative renewal Monthly Expense Charges due through the end of the Policy Year.
There will be no reduction in Surrender Charges upon a Decrease in Face Amount.

Monthly Deductions

We will deduct charges from the Accumulated Value on the Date of Issue and on each Monthly Policy Date. The
Monthly Deduction consists of five components:

(a)	the cost of insurance charge;

(b)	the Monthly Policy Fee;

(c)	the Monthly Expense Charge;

(d)	the Monthly Account Value Charge; and

(e)	the cost of any additional benefits provided by rider. The monthly charges will be specified in the applicable rider.

Because portions of the Monthly Deduction (such as the cost of insurance charge) vary from policy month to policy month, the Monthly Deduction will also vary. We will take the Monthly Deduction on a pro rata basis from the subaccounts of the Separate Account and the General Account, unless you have requested at the time of application, or later request in writing, that we take the Monthly Deductions from the Money Market Subaccount. If we cannot take a Monthly Deduction from the Money Market Subaccount, where you have so asked, we will take the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount on a pro rata basis from Accumulated Value in the subaccounts of the Separate Account and the General Account. If your Policy is participating in the Illuminations investment advisory service, we will require that the Monthly Deduction be taken from your Policy on a pro rata basis from the subaccounts of the Separate Account and the General Account.

Cost of Insurance Charge. We will deduct a monthly cost of insurance charge from the Accumulated Value on the
Date of Issue and each Monthly Policy Date until the Insured reaches Attained Age 121 as part of the Monthly
Deduction. The cost of insurance charge is the primary charge for the death benefit provided by your Policy. We calculate the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the
Net Amount at Risk for each policy month. Because both the Net Amount at Risk and the variables that determine the cost of insurance rate, such as the age of the Insured and the Duration of the Policy, may vary, the cost of insurance charge will likely be different from month to month. We expect to profit from this charge and may use the charge for lawful purpose, including covering distribution expenses.

Net Amount at Risk. The Net Amount at Risk on any Monthly Policy Date is approximately the amount by which the Unadjusted Death Benefit on that Monthly Policy Date exceeds the Accumulated Value. It measures the amount
National Life would have to pay in excess of the Policy’s value if the Insured died. The actual calculation uses the
Unadjusted Death Benefit divided by 1.00246627, to take into account assumed monthly earnings at an annual rate of 3%. We calculate the Net Amount at Risk separately for the Initial Face Amount and any increases in Face
Amount. In determining the Net Amount at Risk for each increment of Face Amount, we first consider the
Accumulated Value part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, we consider it as part of any increases in Face Amount in the order such increases took effect.

Any change in the Net Amount at Risk will affect the total cost of insurance charges paid by the Owner.

Guaranteed Maximum Cost of Insurance Rates. The guaranteed maximum cost of insurance rates will be set forth in your Policy, and will be based on:

  the Insured’s Attained Age,
  the Insured’s sex,
  the Insured’s Rate Class, and
  the 2001 Commissioners Standard Ordinary (M/F) Smoker/Nonsmoker U ANB Mortality Tables.

For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the guaranteed maximum cost of insurance rate will be based on the 2001 Commissioners Standard Ordinary (80)
Smoker/Nonsmoker U ANB Mortality Tables, which are gender blended tables.

Current Cost of Insurance Rates and How They are Determined. The actual cost of insurance rates used (“current rates”) will depend on:

  the Insured’s Issue Age,
  the Insured’s sex,
  the Insured’s Rate Class, and
  the Policy’s Duration.

We periodically review the adequacy of our current cost of insurance rates and may adjust their level. However, the current rates will never exceed guaranteed maximum cost of insurance rates. Any such modification will be made on a class basis based on the classes initially identified when policies are issued.

We use separate cost of insurance rates for the Initial Face Amount and any increases in Face Amount. For the
Initial Face Amount we use the rate for the Insured’s Rate Class on the Date of Issue. For each increase in Face
Amount, we use the rate for the Insured’s Rate Class at the time of the increase. If the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, we use the rate for the Rate Class for the Initial
Face Amount for the amount of the Unadjusted Death Benefit in excess of the total Face Amount for Option A, and in excess of the total Face Amount plus the Accumulated Value for Option B.

We may also issue Policies on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy. Current cost of insurance rates for Policies issued on a guaranteed issue basis may be higher than current cost of insurance rates for healthy Insureds who undergo medical underwriting.

Rate Class. The Rate Class of the Insured will affect both the guaranteed and current cost of insurance rates. We currently place Insureds into the following Rate Classes:

  elite preferred nonsmoker,
  preferred nonsmoker,
  standard nonsmoker,
  preferred smoker,
  standard smoker, and
  substandard.

Smoker and substandard classes reflect higher mortality risks. In an otherwise identical Policy, an Insured in an elite, preferred or standard class will have a lower cost of insurance rate than an Insured in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers.

Insureds with Issue Ages less than 20 will be placed in the standard nonsmoker class. If the Insured is a known smoker a substandard rating will be added to the Policy.

Monthly Policy Fee. We will deduct a Monthly Policy Fee of $7.50 from the Accumulated Value on the Date of
Issue and each Monthly Policy Date until the Insured reaches Attained Age 121 as part of the Monthly Deduction.

Monthly Expense Charge. We will deduct a Monthly Expense Charge from the Accumulated Value on the Date of
Issue and each Monthly Policy Date as part of the Monthly Deduction. The Monthly Expense Charge is calculated as an amount per thousand of insurance which is determined based on the Initial Face Amount plus any increase in
Face Amount. The Monthly Expense Charge rate varies based on the Issue Age, sex, and Rate Class of the Insured and the Initial Face Amount of the Policy.

The Monthly Expense Charge rates will vary with the Initial Face Amount of the Policy in the following bands:

those with Initial Face Amounts less than $250,000;
those with Initial Face Amounts between $250,000 and $999,999, inclusive; and
those with Initial Face Amounts of $1,000,000 and greater.

On both a current and guaranteed basis the Monthly Expense Charge will apply during the first ten years following the Date of Issue for the Monthly Expense Charge associated with the Initial Face Amount and during the first ten years following each increase in Face Amount for the Monthly Expense Charge associated with each increase in
Face Amount. Appendix D shows the Monthly Expense Charge per $1,000 for each Issue Age, sex, and Rate
Class.

There will be no reduction in the Monthly Expense Charge upon a decrease in Face Amount.

Monthly Account Value Charge. Monthly Account Value Charge. We reserve the right to deduct a Monthly
Account Value charge as part of the monthly deduction on each Monthly Policy Date. We currently do not plan to assess a charge of this type. The maximum charge we could charge in the future is 0.04% of Policy Value each month.

Optional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the
Policy. The monthly charges are specified in the applicable rider and are set forth in the “Fee Table” section above.
The available riders are listed under “Optional Benefits”. We discuss the charges for certain of the riders below.

The charge for the accelerated care rider includes an amount per $1,000 of Net Amount at Risk and an amount per dollar of Monthly Deduction.

There is a monthly charge for the balance sheet benefit rider of an amount per $1,000 of Policy Face Amount.

There is a monthly charge for the children’s term rider of $0.4625 per $1,000 of rider Face Amount while the rider is in force regardless of the number of children covered.

There is a monthly charge for the other insured rider set as a rate per $1,000 of rider Face Amount for each Other
Insured, which varies based on the Issue Age, sex, and Rate Class of each Other Insured and the duration of the rider.

There is a monthly charge for the waiver of specified premium rider equal to the applicable rate times the monthly waiver benefit while the rider is in force.

Withdrawal Charge

Although we do not currently assess such a change, we may assess on each Withdrawal a charge of $25. If assessed, we will deduct this Withdrawal Charge from the Withdrawal amount.

Transfer Charge

Although we do not currently assess such a change, we may assess a transfer fee of $25 if the number of transfers exceeds 12 in a given Policy Year. We may also pass through any fees charged by a portfolio as a result of the transfer, including a short-term trading or redemption fee.

Projection Report Charge

Although we do not currently assess such a change, we may impose a charge (not to exceed $25 for Policies issued in New York) for each projection report you request. This report will project future values and future Death
Benefits for the Policy. We will notify you in advance of the amount of the charge. You may elect to pay the charge in advance. If not paid in advance, we will deduct this charge from the subaccounts of the Separate Account and/or the General Account in proportion to their Accumulated Values on the date of the deduction.

Other Charges

The Separate Account purchases shares of the portfolios at net asset value. The net asset value of those shares reflects management fees and expenses already deducted from the assets of the portfolios. Historical expense ratio information for the portfolios is presented in the “Fee Tables” section, above. More detailed information is contained in the portfolios’ prospectuses which accompany this prospectus.

We sell the Policies through registered representatives of broker dealers. These registered representatives are also appointed and licensed as our insurance agents. We pay commissions to the broker-dealers for selling the Policies.
You do not directly pay these commissions. We do. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policies.

OPTIONAL BENEFITS

You may add additional benefits to your Policy by purchasing optional riders. Election of any of these riders involves an additional cost. The riders are subject to the restrictions and limitations set forth in the applicable Policy riders. The following riders are available under the Policy.

  Waiver of Monthly Deductions Rider
  Accidental Death Benefit Rider
  Guaranteed Insurability Option Rider
  Accelerated Care Rider
  Chronic Care Protection Rider
  Accelerated Benefit Rider
  Overloan Protection Rider
  Balance Sheet Benefit Rider
  Children’s Term Rider
  Other Insured Rider
  Qualified Plan Exchange Privilege Rider
  Waiver of Specified Premium Rider

Any one of these riders may not be available in your state and the terms of the rider may vary by state. We describe certain of the riders below. More information about the riders is available from your agent and in the Statement of
Additional Information.

Accelerated Care Rider

We offer an optional accelerated care rider, under which we will make periodic partial prepayments to you of all or a portion of your Death Benefit if the Insured becomes “chronically ill”. If you exercise this rider, any participation in the Illuminations program will terminate. A full description of the accelerated care rider is provided in the
Statement of Additional Information.

Chronic Care Protection Rider

We also offer an optional chronic care protection rider, which provides benefits to pay for expenses incurred by an
Insured for qualified long-term care services beyond the date on which payments under an accelerated care rider would terminate because the entire Death Benefit of the Policy has been accelerated. A full description of the chronic care protection rider is also provided in the Statement of Additional Information.

Accelerated Benefit Rider

This rider provides an accelerated Death Benefit prior to the death of the Insured in certain circumstances where a terminal illness or chronic illness creates a need for access to the Death Benefit. Accelerated Death Benefits paid under this rider are discounted. There is no cost for this rider. Again, a full description of the Accelerated Benefit rider is provided in the Statement of Additional Information.

Overloan Protection Rider

If you elect the overloan protection rider, we will guarantee that the Policy will not lapse if you meet the conditions to exercise and exercise the rider before the Policy lapses. There is no charge for electing the rider, but you will be charged if the rider is exercised. See Appendix E for more information about the rider.

Availability. This rider is available only if the GPT is elected for determining compliance with the federal definition of life insurance.

Mechanics of the Rider. As described in your rider, the rider may be exercised if all the following conditions are met:

1. the Attained Age of the Insured is greater than or equal to 75; and
2. the Policy to which the rider is attached has been in force for at least fifteen years from the Policy Date of
Issue; and
3. outstanding debt on the Policy must exceed the total Face Amount of the Policy; and
4. the outstanding debt divided by the excess of the Accumulated Value over the Surrender Charge exceeds
0.95.

We will send you a notification when these conditions have been met. The rider must be exercised within sixty days of the date we mail notification. If it is not, the rider will terminate.

Other Effects of Exercise. All values from the Separate Account will be transferred to the General Account. No further transfers from the General Account to the Separate Account may be made. No additional premiums may be paid into the policy. Withdrawals will no longer be allowed. Monthly Deductions will cease. Any additional benefit riders whose monthly cost was included in the Monthly Deductions will terminate. The policy Death Benefit
Options will be switched to Option A if Option B is in effect. No adjustments will be made to the policy Face
Amount. No further change in Death Benefit Option and no further loans will be permitted.

Other Possible Products. Features similar to the overloan protection rider are available in other products that do not offer subaccount options, including National Life’s Ultra Select and AssurePlus Protector policies. If you do not plan on making use of the subaccounts offered in Investor Select, then another non-variable universal life policy may be more cost effective for you.

Termination. This rider will terminate on the earliest of:
· the date that your Policy terminates or matures (depending on the state of issue);
· 60 days following our mailing of notification that the conditions for exercising this rider have been met; or
· the Monthly Policy Date following the receipt of your request to terminate this rider.

If the overloan protection rider is in force at the time your Policy lapses, you may reinstate the rider when you reinstate your Policy.

Tax matters. With the overloan protection rider, this Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the
Policy without allowing the Policy to lapse. Anyone contemplating the purchase of the Policy with the intention of pursuing this strategy or otherwise exercising the “overloan protection” provided under the rider should be aware that, among other risks, it has not been ruled on by the IRS or the courts and it may be subject to challenge by the
IRS, because it is possible that the loans will be treated as taxable distributions when the rider causes the Policy to convert into a fixed Policy.

Additional information relating to the overloan protection rider is provided in the Statement of Additional
Information.

Balance Sheet Benefit Rider

We offer an optional balance sheet benefit rider, which can be used to increase the Cash Surrender Value of the
Policy during periods when Surrender Charges apply. There is a monthly cost for the rider that will reduce the
Policy’s Accumulated Value and long term Cash Surrender Value relative to a similar Policy without the rider.
Thus, careful consideration should be given before electing this rider. A full description of the balance sheet benefit rider is provided in the Statement of Additional Information.

Children’s Term Rider

We offer an optional children’s term rider that provides term insurance for the Face Amount of the rider on all of the
Insured’s Dependent Children. There is a monthly charge for this rider. A more complete description of this rider is available in the Statement of Additional Information.

Other Insured Rider

We offer an optional other insured rider that provides annual renewable term insurance on up to five Other Insureds.
We assess a monthly charge for this rider. More information about the other insured rider is available in the
Statement of Additional Information.

Qualified Plan Exchange Privilege Rider

The qualified plan exchange privilege rider permits the Insured under a policy owned by a Qualified Pension Plan
(Qualified Pension and Profit Sharing Plans that have met all the requirements under Internal Revenue Code Section
401) to purchase a new life insurance policy without providing evidence of insurability, subject to the terms of the rider, when the original policy is surrendered by the Plan. There is no charge for this rider. Additional information, including the conditions of the rider, is available in the Statement of Additional Information.

Waiver of Specified Premium Rider

If you elect the waiver of specified premium rider, we will pay the specified waiver benefit as a premium into the
Policy on a monthly basis if the Insured becomes totally disabled, subject to certain conditions. There is a monthly charge for this rider. More complete information about this rider is included in the Statement of Additional
Information.

FEDERAL TAX CONSIDERATIONS

The following summary provides a general description of the Federal tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice.
Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the
Internal Revenue Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, National Life believes that a Policy issued on the basis of a standard rate class should satisfy the applicable requirements. There is less guidance, however, with respect to a policy issued on a substandard basis (i.e., a rate class involving higher than standard mortality risk) and it is not clear whether such a policy will in all cases satisfy the applicable requirements. In addition, in the case of the accelerated death benefit rider, the accelerated care rider, or the chronic care protection rider, the tax qualification consequences of continuing the Policy after a distribution is made are unclear. If it is subsequently determined that a Policy does not satisfy the applicable requirements, National Life may take appropriate steps to bring the Policy into compliance with such requirements and National Life reserves the right to modify the policy as necessary in order to do so.

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance does not address certain aspects of the policies, National
Life believes that the owner of a policy should not be treated as the owner of the underlying assets. While National
Life believes that the policy does not give Owners investment control over Separate Account assets, we reserve the right to modify the policy as necessary to prevent the Owner from being treated as the owner of the separate account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Separate
Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal tax purposes.

Tax Treatment of Policy Benefits

In General. National Life believes that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. A tax advisor should be consulted on these consequences.

Depending on the circumstances, the exchange of a Policy, an increase or decrease of a Policy’s Face Amount, a change in the Policy’s Death Benefit Option (e.g., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a Withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have Federal income tax consequences. A tax advisor should be consulted before effecting any of these policy changes.

Generally, as long as you are not subject to the federal corporate Alternative Minimum Tax, you will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by a Policy depend upon whether the Policy is classified as a “Modified Endowment Contract”. Whether a Policy is or is not a Modified Endowment Contract,
upon a complete surrender or lapse of a Policy, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as
“Modified Endowment Contracts” (“MECs”), with less favorable tax treatment than other life insurance contracts.
Due to the flexibility of the Policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. In general a policy will be classified as a MEC if the amount of premiums paid into the policy causes the policy to fail the “7-pay test.” A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid in the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the policy during the first seven years, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a “material change” in the policy’s benefits or other terms, the policy may have to be retested as if it were a newly issued policy. A material change may occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Owner should consult a tax advisor to determine whether a policy transaction will cause the Policy to be classified as a MEC.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified
Endowment Contracts are subject to the following tax rules:

(1) All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

(2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

(3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59½ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s beneficiary or designated beneficiary.

If a Policy becomes a modified endowment contract, all distributions that occur during the Policy Year in which the policy becomes a modified endowment contract and all subsequent distributions will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract may be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner’s investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15
Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not classified as a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with loans (like the loans permitted under the policy)
with little or no interest rate spread (e.g., wash loans) are less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest paid on any loan under a Policy will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Overloan Protection Rider. Anyone contemplating the purchase of the Policy with the overloan protection rider should be aware that the tax consequences of the overloan protection rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the overloan protection rider causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the overloan protection rider. See Appendix C for more information about the rider

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Exchanges. Generally, there are no tax consequences when you exchange one life insurance policy for another, so long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. Distributions made as part of an exchange, or for a certain period before and after an exchange, may be treated as earnings regardless of the status of the Policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S.
state, and foreign taxation with respect to a life insurance policy purchase. The Policy is not for sale outside of the
U.S.

Multiple Policies. All Modified Endowment Contracts that are issued by National Life (or its affiliates) to the same
Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Business Uses of the Policy. Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued guidance regarding split dollar insurance. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Employer-owned life insurance contracts. Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer’s responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code
Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, if a business
(other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Split Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Additionally, on July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the

United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, because such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing
Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Alternative Minimum Tax. There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.

Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death proceeds will generally be includable in the Owner’s estate for purposes of federal estate tax if the Insured owned the policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner’s estate upon the Owner’s death.
The Policy would not be includable in the Insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation
Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Tax Consequences Associated with Accelerated Death Benefit, Accelerated Care and Chronic Care Protection
Riders. For a discussion of the tax consequences associated with these riders, see the detailed discussion for each of these riders in the SAI.

Continuation Beyond Age 100. The tax consequences of continuing the Policy beyond the Insured’s 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured’s 100th year.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

Possible Charges for National Life’s Taxes

At the present time, National Life makes no charge for any Federal, state or local taxes (other than the charge for state premium taxes and the DAC tax) that may be attributable to the subaccounts or to the policies. National Life reserves the right to charge the subaccounts for any future taxes or economic burden National Life may incur.

LEGAL MATTERS

National Life, like other life insurance companies, is involved in lawsuits, from time to time. Although we cannot predict the outcome of any litigation with certainty, National Life believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or the Separate
Account.

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with ESI, our affiliate, for the distribution and sale of the Policies.
Pursuant to this agreement, ESI serves as principal underwriter for the Policies. ESI sells the Policies through its registered representatives. ESI has also entered into selling agreements with other broker-dealers who in turn sell the Policies through their registered representatives. ESI is registered as a broker-dealer under the SEC under the
Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of Financial Industry Regulatory Authority, Inc. (“FINRA”).

ESI’s registered representatives who sell the Policy are registered with the FINRA and with the states in which they do business. More information about ESI and its registered representatives is available at www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA through its BrokerCheck program.

National Life pays ESI commissions and other forms of compensation for sales of the Policies. The maximum commissions payable to ESI are: during the first Policy Year, 50% of the premiums paid up to a target amount
(which is a function of Face Amount, and which is used primarily to determine commission payments) and 3% of the premiums paid in excess of that amount; and for Policy Years 2 through 10, 4% of the premiums paid up to the target amount and 3% of premiums paid in excess of that amount. For Policy Year 11 and after, commissions payable to ESI will be 1.5% of all premiums paid. For premiums received in the year following an increase in Face
Amount and attributable to the increase, the maximum commissions that National Life will pay to ESI will be 48.5%
up to the target amount for the increase. The commission schedule will vary from the above if the Owner chooses to include the Balance Sheet Benefit Rider in the Policy, but in this case the present value of total commissions will not exceed the above schedule.

National Life general agents also receive compensation on Policies sold through ESI registered representatives.
National Life general agents may also receive fees from ESI relating to sales of the Policies by broker-dealers other than ESI, where the selling registered representative has a relationship with such general agent’s National Life agency; such compensation may be as much as 14% of the first year premium up to the target amount.

Most retail broker-dealers, other than ESI, will receive gross dealer concessions during the first Policy Year of 85%
of the premiums paid up to the target amount and 4% of the premiums paid in excess of that amount. In the case of a few retail broker-dealers, ESI has negotiated a higher dealer concession of 90% of first year premiums up to the target amount. For Policy Years 2 through 10, the maximum gross dealer concession will be 4% of the premiums paid. For Policy Year 11 and after, the gross dealer concession will be 1.5% of all premiums paid. For premiums received in the year following an increase in Face Amount and attributable to the increase, the maximum gross dealer concession will be 50% up to the target amount for the increase. A portion of the payments made to selling firms by ESI may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.
You may ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

National Life may provide loans to unaffiliated broker-dealers who sell the Policy. Those unaffiliated broker-
dealers may in turn provide such loans to their registered representatives, to finance business development. National
Life may then provide further loans to the broker-dealers, or may forgive outstanding loans based on specified business criteria, including sales of the Policies, and the broker-dealers may again in turn provide such further loans or forgiveness of outstanding loans to their registered representatives.

From time to time we may offer specific sales incentives to selling broker-dealers and registered representatives.
These incentives may take the form of cash bonuses for reaching certain sales levels or for attaining a high ranking among registered representatives based on sales levels. These incentive programs may also include sales of National
Life’s or their affiliates’ other products. To the extent, if any, that such bonuses are attributable to the sale of variable products, including the Policies, such bonuses will be paid through the agent’s broker-dealer.

National Life, ESI and/or their affiliates may contribute amounts to various non-cash and cash incentives paid by
ESI to its registered representatives the amounts of which may be based in whole or in part on the sales of the
Policies, including (1) sponsoring educational programs, (2) contributing to sales contests and/or promotions in which participants receive prizes such as travel, merchandise, hardware and/or software; (3) paying for occasional meals, lodging and/or entertainment; (4) making cash payments in lieu of business expense reimbursements; (5)
making loans and forgiving such loans and/or (6) health and welfare benefit programs.

Commissions and other incentives or payments described above are not charged directly to Policy owners or to the
Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

[ ] make payments to ESI under their 12b-1 plans in consideration of services provided by ESI in distributing shares of these portfolios. In each case these payments amount to [ ]% of Separate Account assets invested in the particular portfolio.

See “Distribution of the Policies” in the Statement of Additional Information for more information about compensation paid for the sale of the Policies.

OTHER POLICY PROVISIONS

Incontestability. The Policy will be incontestable after it has been in force during the Insured’s lifetime for two years from the Date of Issue (or such other date as required by state law). Similar incontestability will apply to an increase in Face Amount or reinstatement after it has been in force during the Insured’s lifetime for two years from its effective date.

Before such times, however, we may contest the validity of the Policy (or changes) based on material misstatements in the initial or any subsequent application.

Misstatement of Age and Sex. If a misstatement of the age or sex of the Insured is discovered, we will adjust the
Face Amount based on the monthly Deduction for the most recent Monthly Policy Date before the date we received proof to our satisfaction of such misstatement. There will be no adjustment to the Accumulated Value, future cost of insurance charges will be based on the revised age and sex, and going forward there will be no change in the Face
Amount of the Policy.

If the Insured is still alive when such a misstatement is discovered, it will not actually be necessary to compute the past coverage amounts. If the Insured is dead when such a misstatement is discovered, the past coverage amount will only be computed for the policy month in which the Insured died.

FINANCIAL STATEMENTS

The financial statements of National Life and of the Separate Account are included in the Statement of Additional
Information. The financial statements of National Life should be distinguished from the financial statements of the
Separate Account and should be considered only as bearing upon National Life’s ability to meet its obligations under the Policies.

GLOSSARY

Accumulated Value	The sum of the Policy’s values in the Separate Account and the General Account.

Attained Age	The Issue Age of the Insured plus the number of full Policy Years which have passed since the Date of Issue.

Beneficiary

The person(s) or entity(ies) designated to receive all or some of the Death Benefit when the Insured dies. The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with National Life. The interest of any Beneficiary who dies before the Insured shall vest in the Owner unless otherwise stated.

Cash Surrender Value	The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding Policy loans and accrued interest on such loans.

Collateral	The portion of the Accumulated Value in the General Account which secures the amount of any Policy loan.

DAC Tax	A tax attributable to Specified Policy Acquisition Expenses under Internal Revenue Code Section 848.

Date of Issue

The date on which the Policy is issued, which is set forth in the Policy. It is used to determine Policy Years, policy months and Monthly Policy Dates, as well as to measure suicide and contestable periods.

Death Benefit

The Policy’s Unadjusted Death Benefit, plus any relevant additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions.

Dollar Cost Averaging	Permits you to automatically transfer funds from the Money Market Subaccount to any other subaccounts on a monthly basis

Duration

The number of full years the insurance has been in force; for the Initial Face Amount, measured from the Date of Issue; for any increase in Face Amount, measured from the effective date of such increase.

Face Amount	The Initial Face Amount plus any increases in Face Amount and minus any decreases in Face Amount.

General Account	The account which holds the assets of National Life which are available to support its insurance and annuity obligations.

Grace Period

A 61-day period measured from the date on which notice of pending lapse is sent by National Life, during which the Policy will not lapse and insurance coverage continues. To prevent lapse, the Owner must during the Grace Period make a premium payment which is determined as follows.

During the Policy Protection Period, the premium needed to keep the Policy in force beyond a Grace Period shall equal the greater of 1) the premium which will be sufficient to produce an Accumulated Value, net of debt, equal to three times the Monthly Deduction due at the beginning of the Grace Period, or 2) an amount equal to the sum of

· the cumulative Minimum Monthly Premiums due at the start of the
Grace Period; plus
· three times the Minimum Monthly Premium in effect at the beginning of the Grace Period; plus
· all Withdrawals; plus
· any debt; less
· all premiums paid,

but not more than the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deductions due at the start of the Grace Period.

The premium needed to keep the policy in force beyond a Grace Period which ends after the Policy Protection Period shall be the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deduction due at the start of the Grace Period.

Home Office	National Life’s Home Office at National Life Drive, Montpelier, Vermont 05604.

Initial Face Amount	The Face Amount of the Policy on the Date of Issue. The Face Amount may be increased or decreased after the first Policy Year.

Insured Issue Age	The person upon whose life the Policy is issued. The age of the Insured at his or her birthday nearest the Date of Issue. The Issue Age is stated in the Policy.

Minimum Face Amount	The Minimum Face Amount is generally $50,000. However, exceptions may be made in employee benefit plan cases.

Minimum Guarantee Premium

The sum of the Minimum Monthly Premiums in effect on each Monthly Policy Date since the Date of Issue (including the current month), plus all Withdrawals and outstanding Policy loans and accrued interest.

Minimum Initial Premium	The minimum premium required to issue a Policy. It is equal to the Minimum Monthly Premium.

Minimum Monthly Premium

The monthly amount used to determine the Minimum Guarantee Premium. This amount, which includes any substandard charges and any applicable rider charges, is determined separately for each Policy, based on the requested Initial Face Amount, and the Issue Age, sex and Rate Class of the Insured, and the Death Benefit option and any optional benefits selected. It is stated in each Policy.

Monthly Account Value Charge	A monthly charge of 0.04% of Policy Value per month included in the Monthly Deduction.

Monthly Deduction

The amount deducted from the Accumulated Value on each Monthly Policy Date. It includes the Monthly Policy Fee, the cost of insurance charge, the Monthly Expense Charge, the Monthly Account Value Charge, and the monthly cost of any benefits provided by riders.

Monthly Expense Charge

The Monthly Expense Charge is computed as the product of the original Face Amount of the Policy and the appropriate Monthly Expense Charge rate. A separate Monthly Expense Charge will apply to each increase in Face Amount.

The Monthly Expense Charge rate varies based on the issue age, sex, and Rate Class of the Insured and the Face Amount of the Policy at Issue.

Monthly Policy Date

The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly Policy Date would otherwise fall on a date other than a Valuation Day, the Monthly Policy Date will be deemed to be the next Valuation Day.

Monthly Policy Fee	A charge of $7.50 per month included in the Monthly Deduction, which is intended to reimburse National Life for ordinary administrative expenses.

Net Amount at Risk	The amount by which the Unadjusted Death Benefit exceeds the Accumulated Value.

Net Premium	The remainder of a premium after the deduction of the Percent of Premium Expense Charge.

Owner Planned Periodic Premium

The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.

The premium amount which the Owner plans to pay at the frequency selected. The Owner may request a reminder notice and may change the amount of the Planned Periodic Premium. The Owner is not required to pay the designated amount.

Policy Anniversary Policy Protection Period

The same day and month as the Date of Issue in each later year.

The first 60 months following the Date of Issue during which this policy remains continuously in force is referred to as the Policy Protection Period. An increase in coverage does not initiate a new Policy Protection Period.

Policy Year Portfolio Rebalancing

A year that starts on the Date of Issue or on a Policy Anniversary.

Permits you to automatically rebalance the value in the subaccounts on a semi- annual basis, based on your premium allocation percentages in effect at the time of the rebalancing.

Percent of Premium Expense Charge	A charge deducted from each premium payment to cover the cost of state and local premium taxes, and the federal DAC Tax, and certain sales and marketing expenses.

Rate Class

The classification of the Insured for cost of insurance purposes. The Rate Classes are: elite preferred nonsmoker; preferred nonsmoker; standard nonsmoker; preferred smoker; standard smoker; juvenile; and substandard.

Riders	Optional benefits that an Owner may elect to add to the Policy at an additional cost.

Separate Account Surrender Charge

National Variable Life Insurance Account.

The amount deducted from the Accumulated Value of the Policy upon lapse or surrender during the first ten Policy Years or the first ten years following an increase in coverage. The Surrender Charge is shown in the Policy.

Unadjusted Death Benefit	Under Option A, the greater of the Face Amount or the applicable percentage of the Accumulated Value on the date of death; under Option B, the greater of the

Face Amount plus the Accumulated Value on the date of death, or the applicable percentage of the Accumulated Value on the date of death. The Death Benefit option is selected at time of application but may be later changed.

Valuation Day

A Valuation Day is each day that the New York Stock Exchange is customarily open for trading, except for any day on which trading is restricted by directive of the Securities and Exchange Commission. A Valuation Day ends at the close of regular trading on the New York Stock Exchange, which is usually 4:00 p.m. Eastern Time.

. Valuation Period	The time between two successive Valuation Days. Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non- Valuation Days immediately preceding it.

Withdrawal

A payment made at the request of the Owner pursuant to the right in the Policy to withdraw a portion of the Cash Surrender Value of the Policy. The Withdrawal Charge will be deducted from the Withdrawal Amount

APPENDIX A: Illustration of Death Benefits, Accumulated Values and Cash Surrender Values

The following tables illustrate how the Death Benefits, Accumulated Values and Cash Surrender Values of a
Policy may change with the investment experience of the Separate Account. The tables show how the Death
Benefits, Accumulated Values and Cash Surrender Values of a Policy issued to an Insured of a given age, sex and
Rate Class would vary over time if the investment return on the assets held in each portfolio were a uniform, gross, annual rate of 0%, 6% and 8%. These gross rates of return do not include the deduction of the charges and expenses of the underlying Portfolios.

The tables on pages A-2 to A-7 illustrate a Policy issued to a male Insured, Age 45 in the Standard Nonsmoker
Rate Class with a Face Amount of $250,000, Death Benefit Option A, GPT, and Planned Periodic Premiums of
$3,000, paid at the beginning of each Policy Year. The Death Benefits, Accumulated Values and Cash Surrender
Values would be lower if the Insured was in a smoker or substandard class because the cost of insurance charges are higher for these classes. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 8% over a period of years, but fluctuated above and below those averages during individual
Policy Years. The net annual rate of return shown in the tables is the gross annual rate reduced to reflect the average investment advisory fee and average operating expenses of the portfolios before reimbursement.

The second column of the tables shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading “Guaranteed” assume that throughout the life of the Policy, the Monthly Deductions are based on the maximum level permitted under the Policy; the columns under the heading “Current” assume that throughout the life of the Policy, the Monthly Deductions are based on the rates currently in effect.

The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending on how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, is 0.728% . This total charge is based on an assumption that an Owner allocates the Policy values equally among the Subaccounts of the Separate Account.

These asset charges reflect an investment advisory fee of []%, which represents a simple average of the fees incurred by the Portfolios during 2007, []% for 12b-1 fees, which represents the simple average of the 12b-1 fees incurred by the Portfolios in 2007, and expenses of[]%, which is based on a simple average of the actual expenses incurred by the Portfolios during 2007. These expenses have not been adjusted to take into account expense reimbursement arrangements. If the reimbursement arrangements were reflected, the Accumulated Values and Cash
Surrender Values of a Policy which allocates Policy values equally among the Subaccounts would be higher than those shown in the following tables. For information on portfolio expenses, see the prospectuses for the portfolios accompanying this prospectus.

The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the
Separate Accounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the General Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no Withdrawals have been made and no transfers have been made in any Policy
Year.

Please note: Actual returns will fluctuate over time and likely will be both positive and negative. The actual values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6%
and 8%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the owner pays more than the stated premium.

Upon request, National Life will provide a comparable illustration based upon the proposed Insured’s Age and
Rate Class, the Death Benefit Option, Face Amount, Planned Periodic Premiums and Riders requested.

                                                       NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION A			ANNUAL PREMIUM $3,000				NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
(NET ANNUAL RATE OF RETURN -0.728%)
			Guaranteed			Current

	Premiums
End of	Accumulated at		Cash			Cash
Policy	5% Interest Per	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Year	Value	Value	Benefit	Value	Value	Benefit
1	3,150	$ 1,249	$ -	$ 250,000	$ 1,722	$ -	$ 250,000
2	6,458	2,433	-	250,000	3,403	-	250,000
3	9,930	3,553	-	250,000	5,015	-	250,000
4	13,577	4,638	-	250,000	6,587	1,334	250,000
5	17,406	5,661	1,159	250,000	8,120	3,617	250,000
6	21,426	6,621	2,869	250,000	9,586	5,833	250,000
7	25,647	7,520	4,520	250,000	10,986	7,986	250,000
8	30,080	8,330	6,080	250,000	12,321	10,071	250,000
9	34,734	9,051	7,551	250,000	13,565	12,065	250,000
10	39,620	9,626	8,876	250,000	14,746	13,996	250,000
11	44,751	10,959	10,959	250,000	16,766	16,766	250,000
12	50,139	12,149	12,149	250,000	18,666	18,666	250,000
13	55,796	13,167	13,167	250,000	20,448	20,448	250,000
14	61,736	14,045	14,045	250,000	22,169	22,169	250,000
15	67,972	14,755	14,755	250,000	23,804	23,804	250,000
16	74,521	15,297	15,297	250,000	25,272	25,272	250,000
17	81,397	15,590	15,590	250,000	26,604	26,604	250,000
18	88,617	15,604	15,604	250,000	27,775	27,775	250,000
19	96,198	15,312	15,312	250,000	28,760	28,760	250,000
20	104,158	14,682	14,682	250,000	29,587	29,587	250,000
25	150,340	5,723	5,723	250,000	31,045	31,045	250,000
30	209,282	-	-	-	23,941	23,941	250,000

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT	MALE INSURED ISSUE AGE 45	STANDARD
DEATH BENEFIT OPTION A	ANNUAL PREMIUM $3,000	NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
(NET ANNUAL RATE OF RETURN 5.23%)

			Guaranteed			Current

	Premiums
End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit
1	3,150	$ 1,367	$ -	$ 250,000	$ 1,856	$ -	$ 250,000
2	6,458	2,749	-	250,000	3,779	-	250,000
3	9,930	4,146	-	250,000	5,744	-	250,000
4	13,577	5,590	338	250,000	7,783	2,530	250,000
5	17,406	7,054	2,552	250,000	9,901	5,398	250,000
6	21,426	8,540	4,788	250,000	12,073	8,320	250,000
7	25,647	10,051	7,051	250,000	14,304	11,304	250,000
8	30,080	11,558	9,308	250,000	16,597	14,347	250,000
9	34,734	13,062	11,562	250,000	18,929	17,429	250,000
10	39,620	14,508	13,758	250,000	21,331	20,581	250,000
11	44,751	16,823	16,823	250,000	24,739	24,739	250,000
12	50,139	19,130	19,130	250,000	28,224	28,224	250,000
13	55,796	21,404	21,404	250,000	31,794	31,794	250,000
14	61,736	23,674	23,674	250,000	35,512	35,512	250,000
15	67,972	25,915	25,915	250,000	39,360	39,360	250,000
16	74,521	28,127	28,127	250,000	43,273	43,273	250,000
17	81,397	30,233	30,233	250,000	47,284	47,284	250,000
18	88,617	32,202	32,202	250,000	51,381	51,381	250,000
19	96,198	34,004	34,004	250,000	55,550	55,550	250,000
20	104,158	35,607	35,607	250,000	59,826	59,826	250,000
25	150,340	39,739	39,739	250,000	82,993	82,993	250,000
30	209,282	31,657	31,657	250,000	107,612	107,612	250,000

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT	MALE INSURED ISSUE AGE 45	STANDARD
DEATH BENEFIT OPTION A	ANNUAL PREMIUM $3,000	NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 8%
(NET ANNUAL RATE OF RETURN 7.21%)

			Guaranteed			Current

	Premiums
End of	Accumulated		Cash			Cash
Policy at 5% Interest		Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit
1	3,150	$ 1,407	$ -	$ 250,000	$ 1,900	$ -	$ 250,000
2	6,458	2,858	-	250,000	3,908	-	250,000
3	9,930	4,356	-	250,000	6,001	-	250,000
4	13,577	5,936	684	250,000	8,216	2,963	250,000
5	17,406	7,576	3,073	250,000	10,563	6,061	250,000
6	21,426	9,279	5,526	250,000	13,024	9,271	250,000
7	25,647	11,051	8,051	250,000	15,606	12,606	250,000
8	30,080	12,870	10,620	250,000	18,321	16,071	250,000
9	34,734	14,741	13,241	250,000	21,152	19,652	250,000
10	39,620	16,609	15,859	250,000	24,137	23,387	250,000
11	44,751	19,419	19,419	250,000	28,227	28,227	250,000
12	50,139	22,306	22,306	250,000	32,515	32,515	250,000
13	55,796	25,252	25,252	250,000	37,019	37,019	250,000
14	61,736	28,294	28,294	250,000	41,813	41,813	250,000
15	67,972	31,416	31,416	250,000	46,896	46,896	250,000
16	74,521	34,630	34,630	250,000	52,219	52,219	250,000
17	81,397	37,867	37,867	250,000	57,833	57,833	250,000
18	88,617	41,112	41,112	250,000	63,744	63,744	250,000
19	96,198	44,347	44,347	250,000	69,962	69,962	250,000
20	104,158	47,554	47,554	250,000	76,543	76,543	250,000
25	150,340	62,959	62,959	250,000	116,153	116,153	250,000
30	209,282	74,566	74,566	250,000	170,218	170,218	250,000

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT	MALE INSURED ISSUE AGE 45	STANDARD
DEATH BENEFIT OPTION B	ANNUAL PREMIUM $3,000	NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
(NET ANNUAL RATE OF RETURN -0.728%)

			Guaranteed			Current

	Premiums
End of	Accumulated		Cash			Cash
Policy at 5% Interest		Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit
1	3,150	$ 1,245	$ -	$ 251,245	$ 1,722	$ -	$ 251,722
2	6,458	2,421	-	252,421	3,401	-	253,401
3	9,930	3,528	-	253,528	5,008	-	255,008
4	13,577	4,598	-	254,598	6,574	1,322	256,574
5	17,406	5,601	1,098	255,601	8,099	3,596	258,099
6	21,426	6,536	2,784	256,536	9,553	5,800	259,553
7	25,647	7,406	4,406	257,406	10,937	7,937	260,937
8	30,080	8,179	5,929	258,179	12,251	10,001	262,251
9	34,734	8,858	7,358	258,858	13,466	11,966	263,466
10	39,620	9,382	8,632	259,382	14,612	13,862	264,612
11	44,751	10,653	10,653	260,653	16,590	16,590	266,590
12	50,139	11,765	11,765	261,765	18,434	18,434	268,434
13	55,796	12,690	12,690	262,690	20,145	20,145	270,145
14	61,736	13,460	13,460	263,460	21,785	21,785	271,785
15	67,972	14,045	14,045	264,045	23,323	23,323	273,323
16	74,521	14,447	14,447	264,447	24,671	24,671	274,671
17	81,397	14,578	14,578	264,578	25,860	25,860	275,860
18	88,617	14,410	14,410	264,410	26,862	26,862	276,862
19	96,198	13,915	13,915	263,915	27,648	27,648	277,648
20	104,158	13,067	13,067	263,067	28,249	28,249	278,249
25	150,340	3,039	3,039	253,039	28,152	28,152	278,152
30	209,282	-	-	-	18,554	18,554	268,554

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT	MALE INSURED ISSUE AGE 45	STANDARD
DEATH BENEFIT OPTION B	ANNUAL PREMIUM $3,000	NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
(NET ANNUAL RATE OF RETURN 5.23%)

			Guaranteed			Current

	Premiums
End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit
1	3,150	$ 1,363	$ -	$ 251,363	$ 1,855	$ -	$ 251,855
2	6,458	2,735	-	252,735	3,776	-	253,776
3	9,930	4,117	-	254,117	5,736	-	255,736
4	13,577	5,541	289	255,541	7,768	2,515	257,768
5	17,406	6,978	2,476	256,978	9,875	5,372	259,875
6	21,426	8,429	4,677	258,429	12,031	8,278	262,031
7	25,647	9,894	6,894	259,894	14,238	11,238	264,238
8	30,080	11,343	9,093	261,343	16,498	14,248	266,498
9	34,734	12,776	11,276	262,776	18,785	17,285	268,785
10	39,620	14,130	13,380	264,130	21,130	20,380	271,130
11	44,751	16,328	16,328	266,328	24,464	24,464	274,464
12	50,139	18,488	18,488	268,488	27,849	27,849	277,849
13	55,796	20,576	20,576	270,576	31,288	31,288	281,288
14	61,736	22,620	22,620	272,620	34,845	34,845	284,845
15	67,972	24,586	24,586	274,586	38,496	38,496	288,496
16	74,521	26,470	26,470	276,470	42,153	42,153	292,153
17	81,397	28,176	28,176	278,176	45,848	45,848	295,848
18	88,617	29,663	29,663	279,663	49,552	49,552	299,552
19	96,198	30,890	30,890	280,890	53,234	53,234	303,234
20	104,158	31,813	31,813	281,813	56,924	56,924	306,924
25	150,340	30,642	30,642	280,642	75,081	75,081	325,081
30	209,282	13,390	13,390	263,390	87,620	87,620	337,620

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT	MALE INSURED ISSUE AGE 45	STANDARD
DEATH BENEFIT OPTION B	ANNUAL PREMIUM $3,000	NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 8%
(NET ANNUAL RATE OF RETURN 7.21%)

			Guaranteed			Current

	Premiums
End of	Accumulated		Cash			Cash
Policy at 5% Interest Accumulated Surrender				Death	Accumulated Surrender		Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit
1	3,150	$ 1,402	$ -	$ 251,402	$ 1,899	$ -	$ 251,899
2	6,458	2,843	-	252,843	3,905	-	253,905
3	9,930	4,326	-	254,326	5,993	-	255,993
4	13,577	5,885	632	255,885	8,200	2,948	258,200
5	17,406	7,494	2,991	257,494	10,536	6,033	260,536
6	21,426	9,157	5,404	259,157	12,977	9,225	262,977
7	25,647	10,878	7,878	260,878	15,533	12,533	265,533
8	30,080	12,629	10,379	262,629	18,211	15,961	268,211
9	34,734	14,414	12,914	264,414	20,989	19,489	270,989
10	39,620	16,172	15,422	266,172	23,906	23,156	273,906
11	44,751	18,839	18,839	268,839	27,908	27,908	277,908
12	50,139	21,544	21,544	271,544	32,074	32,074	282,074
13	55,796	24,256	24,256	274,256	36,416	36,416	286,416
14	61,736	27,009	27,009	277,009	41,010	41,010	291,010
15	67,972	29,775	29,775	279,775	45,842	45,842	295,842
16	74,521	32,553	32,553	282,553	50,836	50,836	300,836
17	81,397	35,252	35,252	285,252	56,035	56,035	306,035
18	88,617	37,835	37,835	287,835	61,423	61,423	311,423
19	96,198	40,263	40,263	290,263	66,983	66,983	316,983
20	104,158	42,494	42,494	292,494	72,757	72,757	322,757
25	150,340	49,505	49,505	299,505	104,983	104,983	354,983
30	209,282	42,977	42,977	292,977	139,252	139,252	389,252

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX B: First Year Surrender Charge Non - New York

NS = Nonsmoker				S = Smoker

(Annual rates per $1,000 of Face Amount)

	Male		Female

Issue Age	NS	S	NS	S

0	14.11	n/a	13.59	n/a
1	14.21	n/a	13.69	n/a
2	14.33	n/a	13.80	n/a
3	14.47	n/a	13.93	n/a
4	14.62	n/a	14.06	n/a
5	14.78	n/a	14.20	n/a
6	14.95	n/a	14.34	n/a
7	15.12	n/a	14.49	n/a
8	15.30	n/a	14.64	n/a
9	15.48	n/a	14.80	n/a
10	15.68	n/a	14.96	n/a
11	15.88	n/a	15.14	n/a
12	16.09	n/a	15.31	n/a
13	16.30	n/a	15.50	n/a
14	16.53	n/a	15.69	n/a
15	16.76	n/a	15.89	n/a
16	16.99	n/a	16.09	n/a
17	17.23	n/a	16.30	n/a
18	17.47	n/a	16.52	n/a
19	17.72	n/a	16.75	n/a
20	17.97	19.85	16.98	18.76
21	18.25	20.20	17.24	19.09
22	18.54	20.56	17.49	19.43
23	18.84	20.94	17.77	19.78
24	19.15	21.34	18.05	20.15
25	19.48	21.75	18.35	20.54
26	19.83	22.17	18.65	20.92
27	20.18	22.58	18.97	21.33
28	20.53	23.03	19.29	21.75
29	20.91	23.50	19.64	22.19
30	21.31	23.98	20.00	22.65
31	21.72	24.47	20.36	23.13
32	22.15	25.02	20.75	23.63
33	22.61	25.58	21.16	24.15
34	23.09	26.18	21.58	24.72
35	23.59	26.81	22.03	25.29
36	24.10	27.42	22.48	25.89
37	24.64	28.10	22.95	26.50
38	25.20	28.81	23.43	27.14
39	25.78	29.55	23.94	27.81
40	26.41	30.33	24.47	28.53
41	27.05	31.13	25.03	29.25
42	27.76	31.99	25.61	30.02

B-1

	Male		Female

Issue Age	NS	S	NS	S

43	28.46	32.87	26.21	30.85
44	29.21	33.82	26.86	31.71
45	30.02	34.81	27.54	32.61
46	30.85	35.86	28.26	33.59
47	31.75	36.94	29.01	34.60
48	32.68	38.07	29.78	35.66
49	33.67	39.30	30.61	36.79
50	34.75	40.61	31.50	37.97
51	35.84	42.00	32.43	39.22
52	37.01	43.50	33.39	40.53
53	38.28	45.07	34.43	41.91
54	39.63	46.76	35.48	43.34
55	41.07	48.54	36.64	44.79
56	42.53	50.36	37.84	46.34
57	44.08	52.29	39.11	47.94
58	45.72	53.55	40.45	49.62
59	47.50	53.22	41.86	51.36
60	49.56	52.70	43.35	53.12
61	51.50	52.28	44.86	54.38
62	53.58	51.86	46.49	54.04
63	53.46	51.35	48.25	53.70
64	53.12	50.83	50.14	53.34
65	52.77	50.32	51.93	52.93
66	52.23	49.54	53.71	52.54
67	51.68	48.79	53.89	51.96
68	51.12	48.57	53.38	51.31
69	50.56	48.24	52.86	50.63
70	50.00	48.05	52.35	49.87
71	49.49	47.84	51.79	49.11
72	49.16	47.61	51.22	48.42
73	48.85	47.49	50.66	47.99
74	48.67	47.26	50.09	47.86
75	48.48	47.02	49.53	47.70
76	48.21	46.69	49.14	47.54
77	47.93	46.37	48.96	47.33
78	47.77	45.97	48.69	47.10
79	47.61	45.55	48.39	46.81
80	47.42	45.06	48.05	46.51
81	47.17	44.47	47.89	46.18
82	46.85	43.77	47.72	45.77
83	46.41	42.79	47.46	45.08
84	45.88	41.60	47.08	44.09
85	45.25	40.03	46.54	42.67

Unisex policies will have Surrender Charges and Monthly Administrative Charges that are higher than those for females above but lower than those for males.

B-2

		APPENDIX C: First Year Surrender Charge New York

		(Annual rates per $1,000 of Face Amount)

	NS = Nonsmoker				S = Smoker

	Male		Female

Issue Age	NS	S	NS	S

0	13.40	n/a	12.90	n/a
1	13.49	n/a	13.00	n/a
2	13.62	n/a	13.11	n/a
3	13.75	n/a	13.23	n/a
4	13.89	n/a	13.35	n/a
5	14.05	n/a	13.48	n/a
6	14.21	n/a	13.62	n/a
7	14.37	n/a	13.76	n/a
8	14.54	n/a	13.91	n/a
9	14.72	n/a	14.06	n/a
10	14.91	n/a	14.22	n/a
11	15.10	n/a	14.39	n/a
12	15.30	n/a	14.56	n/a
13	15.51	n/a	14.74	n/a
14	15.73	n/a	14.92	n/a
15	15.95	n/a	15.11	n/a
16	16.17	n/a	15.31	n/a
17	16.40	n/a	15.51	n/a
18	16.63	n/a	15.72	n/a
19	16.87	n/a	15.94	n/a
20	17.12	18.94	16.17	17.89
21	17.39	19.28	16.41	18.20
22	17.67	19.63	16.66	18.53
23	17.96	19.99	16.92	18.88
24	18.27	20.38	17.20	19.23
25	18.58	20.77	17.49	19.61
26	18.92	21.19	17.78	19.98
27	19.26	21.59	18.09	20.37
28	19.60	22.03	18.40	20.78
29	19.97	22.48	18.74	21.21
30	20.35	22.95	19.08	21.66
31	20.76	23.43	19.43	22.13
32	21.18	23.97	19.82	22.61
33	21.62	24.51	20.21	23.12
34	22.09	25.10	20.62	23.67
35	22.58	25.71	21.05	24.23
36	23.08	26.32	21.50	24.81
37	23.60	26.99	21.95	25.41
38	24.15	27.68	22.42	26.04
39	24.72	28.40	22.92	26.69
40	25.33	29.17	23.43	27.40
41	25.97	29.96	23.98	28.11
42	26.66	30.80	24.55	28.87

C-1

	Male		Female

Issue Age	NS	S	NS	S

43	27.35	31.67	25.14	29.67
44	28.09	32.61	25.77	30.52
45	28.88	33.58	26.44	31.41
46	29.70	34.61	27.14	32.37
47	30.58	35.69	27.87	33.36
48	31.50	36.81	28.63	34.40
49	32.48	38.02	29.45	35.51
50	33.54	39.31	30.32	36.68
51	34.62	40.70	31.23	37.91
52	35.78	42.18	32.18	39.20
53	37.04	43.61	33.21	40.56
54	38.37	43.47	34.24	41.98
55	39.80	43.33	35.38	43.42
56	41.25	43.12	36.57	44.48
57	42.79	42.94	37.82	44.34
58	43.78	42.72	39.15	44.19
59	43.60	42.44	40.55	44.00
60	43.58	41.99	42.03	43.74
61	43.30	41.63	43.53	43.50
62	43.02	41.26	44.50	43.22
63	42.75	40.81	44.40	42.93
64	42.47	40.36	44.33	42.63
65	42.19	39.90	44.02	42.29
66	41.72	39.19	43.58	41.96
67	41.25	38.51	43.14	41.45
68	40.77	38.36	42.69	40.86
69	40.28	38.09	42.25	40.24
70	39.80	37.96	41.81	39.55
71	39.35	37.81	41.32	38.85
72	39.09	37.64	40.83	38.23
73	38.84	37.57	40.34	37.85
74	38.73	37.40	39.84	37.76
75	38.59	37.20	39.35	37.65
76	38.39	36.93	39.03	37.55
77	38.16	36.65	38.91	37.38
78	38.05	36.29	38.71	37.20
79	37.93	35.90	38.47	36.96
80	37.78	35.45	38.19	36.71
81	37.57	34.88	38.08	36.41
82	37.28	34.20	37.96	36.02
83	36.87	33.25	37.75	35.36
84	36.36	32.09	37.42	34.40
85	35.75	30.52	36.91	33.00

Unisex policies will have Surrender Charges and Monthly Administrative Charges that are higher than those for females above but lower than those for males.

C-2

	APPENDIX D: Monthly Expense Charge Per $1,000 of Initial Face Amount

		EPNS = Elite Preferred Nonsmoker					PS = Preferred Smoker
		PNS = Preferred Nonsmoker					SS = Standard Smoker
		SNS = Standard Nonsmoker

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

0	N/A	N/A	0.0935	N/A	N/A	N/A	N/A	0.0788	N/A	N/A
1	N/A	N/A	0.0954	N/A	N/A	N/A	N/A	0.0804	N/A	N/A
2	N/A	N/A	0.0973	N/A	N/A	N/A	N/A	0.0820	N/A	N/A
3	N/A	N/A	0.0992	N/A	N/A	N/A	N/A	0.0836	N/A	N/A
4	N/A	N/A	0.1012	N/A	N/A	N/A	N/A	0.0853	N/A	N/A
5	N/A	N/A	0.1032	N/A	N/A	N/A	N/A	0.0870	N/A	N/A
6	N/A	N/A	0.1053	N/A	N/A	N/A	N/A	0.0887	N/A	N/A
7	N/A	N/A	0.1074	N/A	N/A	N/A	N/A	0.0905	N/A	N/A
8	N/A	N/A	0.1095	N/A	N/A	N/A	N/A	0.0923	N/A	N/A
9	N/A	N/A	0.1117	N/A	N/A	N/A	N/A	0.0941	N/A	N/A
10	N/A	N/A	0.1139	N/A	N/A	N/A	N/A	0.0960	N/A	N/A
11	N/A	N/A	0.1162	N/A	N/A	N/A	N/A	0.0979	N/A	N/A
12	N/A	N/A	0.1185	N/A	N/A	N/A	N/A	0.0999	N/A	N/A
13	N/A	N/A	0.1209	N/A	N/A	N/A	N/A	0.1019	N/A	N/A
14	N/A	N/A	0.1233	N/A	N/A	N/A	N/A	0.1039	N/A	N/A
15	N/A	N/A	0.1258	N/A	N/A	N/A	N/A	0.1060	N/A	N/A
16	N/A	N/A	0.1283	N/A	N/A	N/A	N/A	0.1081	N/A	N/A
17	N/A	N/A	0.1309	N/A	N/A	N/A	N/A	0.1103	N/A	N/A
18	N/A	N/A	0.1335	N/A	N/A	N/A	N/A	0.1125	N/A	N/A
19	N/A	N/A	0.1362	N/A	N/A	N/A	N/A	0.1148	N/A	N/A
20	0.1349	0.1359	0.1389	0.1593	0.1607	0.1148	0.1152	0.1171	0.1259	0.1270
21	0.1366	0.1376	0.1406	0.1617	0.1631	0.1161	0.1165	0.1183	0.1272	0.1283
22	0.1384	0.1394	0.1424	0.1641	0.1655	0.1190	0.1198	0.1205	0.1289	0.1296
23	0.1402	0.1412	0.1442	0.1666	0.1680	0.1200	0.1210	0.1219	0.1307	0.1315
24	0.1420	0.1430	0.1460	0.1691	0.1705	0.1218	0.1228	0.1231	0.1330	0.1342
25	0.1438	0.1448	0.1478	0.1716	0.1731	0.1235	0.1245	0.1251	0.1336	0.1350
26	0.1456	0.1466	0.1496	0.1742	0.1757	0.1265	0.1275	0.1279	0.1389	0.1401
27	0.1495	0.1505	0.1535	0.1792	0.1832	0.1295	0.1305	0.1307	0.1407	0.1440
28	0.1549	0.1559	0.1589	0.1847	0.1877	0.1314	0.1324	0.1339	0.1454	0.1487
29	0.1583	0.1593	0.1623	0.1919	0.1934	0.1353	0.1363	0.1368	0.1498	0.1531
30	0.1644	0.1653	0.1672	0.1976	0.2015	0.1383	0.1388	0.1396	0.1550	0.1566
31	0.1717	0.1717	0.1723	0.2055	0.2108	0.1425	0.1435	0.1450	0.1604	0.1622
32	0.1760	0.1770	0.1780	0.2133	0.2173	0.1458	0.1474	0.1478	0.1649	0.1684
33	0.1800	0.1811	0.1841	0.2228	0.2268	0.1470	0.1480	0.1509	0.1709	0.1741
34	0.1892	0.1903	0.1906	0.2334	0.2354	0.1522	0.1532	0.1552	0.1754	0.1773
35	0.1957	0.1958	0.1971	0.2428	0.2439	0.1572	0.1588	0.1594	0.1800	0.1841
36	0.2058	0.2068	0.2074	0.2575	0.2608	0.1600	0.1612	0.1642	0.1874	0.1908
37	0.2169	0.2170	0.2171	0.2711	0.2733	0.1680	0.1690	0.1720	0.1974	0.1998
38	0.2241	0.2251	0.2281	0.2857	0.2878	0.1782	0.1786	0.1801	0.2071	0.2101
39	0.2362	0.2372	0.2407	0.3013	0.3047	0.1855	0.1861	0.1882	0.2190	0.2200
40	0.2468	0.2478	0.2523	0.3162	0.3203	0.1938	0.1943	0.1969	0.2236	0.2288
41	0.2606	0.2631	0.2658	0.3361	0.3414	0.2037	0.2041	0.2054	0.2388	0.2429
42	0.2722	0.2732	0.2762	0.3542	0.3604	0.2139	0.2149	0.2155	0.2521	0.2566

Monthly Expense Charges shown assume an Initial Face Amount less than $250,000. Higher Initial Face Amounts will result in lower Monthly Expense Charges per $1,000 of Initial Face Amount.

D-1

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

43	0.2898	0.2902	0.2930	0.3734	0.3838	0.2246	0.2266	0.2274	0.2625	0.2692
44	0.3026	0.3036	0.3085	0.3945	0.4031	0.2352	0.2363	0.2386	0.2788	0.2827
45	0.3181	0.3201	0.3227	0.4123	0.4252	0.2426	0.2436	0.2484	0.2915	0.2991
46	0.3330	0.3364	0.3384	0.4368	0.4462	0.2545	0.2582	0.2591	0.3066	0.3110
47	0.3482	0.3492	0.3527	0.4601	0.4706	0.2687	0.2703	0.2716	0.3212	0.3271
48	0.3658	0.3658	0.3693	0.4839	0.4959	0.2824	0.2833	0.2863	0.3352	0.3446
49	0.3795	0.3830	0.3851	0.5046	0.5195	0.2925	0.2950	0.2986	0.3507	0.3588
50	0.3952	0.3952	0.3996	0.5294	0.5441	0.3035	0.3045	0.3096	0.3639	0.3751
51	0.4142	0.4165	0.4229	0.5523	0.5692	0.3145	0.3179	0.3214	0.3786	0.3899
52	0.4356	0.4364	0.4445	0.5781	0.5941	0.3279	0.3307	0.3350	0.3915	0.4040
53	0.4533	0.4535	0.4639	0.6071	0.6233	0.3406	0.3431	0.3451	0.4042	0.4187
54	0.4734	0.4744	0.4838	0.6294	0.6487	0.3553	0.3583	0.3630	0.4247	0.4365
55	0.4947	0.4965	0.5035	0.6533	0.6740	0.3624	0.3683	0.3723	0.4437	0.4611
56	0.5228	0.5266	0.5332	0.6877	0.7100	0.3724	0.3809	0.3847	0.4646	0.4833
57	0.5491	0.5554	0.5633	0.7224	0.7423	0.3824	0.3935	0.3971	0.4896	0.5092
58	0.5803	0.5835	0.5940	0.7552	0.7789	0.3924	0.4061	0.4095	0.5161	0.5355
59	0.6082	0.6121	0.6234	0.7940	0.8239	0.4024	0.4187	0.4219	0.5426	0.5682
60	0.6154	0.6176	0.6263	0.8634	0.9002	0.4125	0.4312	0.4342	0.5837	0.6143
61	0.6623	0.6647	0.6740	0.9207	0.9619	0.4365	0.4563	0.4595	0.6183	0.6550
62	0.7092	0.7118	0.7217	0.9879	1.0270	0.4557	0.4764	0.4797	0.6583	0.7032
63	0.7561	0.7589	0.7694	1.0627	1.1071	0.4711	0.4924	0.4959	0.7037	0.7517
64	0.8030	0.8060	0.8171	1.1400	1.1866	0.4834	0.5052	0.5088	0.7500	0.8028
65	0.8499	0.8530	0.8650	1.2165	1.2654	0.5325	0.5566	0.5605	0.7981	0.8604
66	0.9277	0.9309	0.9440	1.3318	1.3854	0.6026	0.6298	0.6343	0.8512	0.9152
67	1.0055	1.0088	1.0230	1.4396	1.4985	0.6727	0.7030	0.7081	0.9400	1.0017
68	1.0833	1.0867	1.1020	1.4541	1.5239	0.7428	0.7762	0.7819	1.0395	1.0996
69	1.1611	1.1646	1.1810	1.4688	1.5648	0.8129	0.8494	0.8557	1.1442	1.2033
70	1.2389	1.2426	1.2600	1.4946	1.5847	0.8829	0.9228	0.9293	1.2539	1.3184
71	1.2916	1.2979	1.3317	1.5253	1.6073	0.9607	1.0042	1.0113	1.3606	1.4368
72	1.3329	1.3419	1.3771	1.5647	1.6376	1.0385	1.0856	1.0933	1.4577	1.5425
73	1.3677	1.3770	1.4179	1.5718	1.6475	1.1163	1.1670	1.1753	1.4780	1.6057
74	1.3719	1.3882	1.4343	1.5906	1.6732	1.1941	1.2484	1.2573	1.5010	1.6221
75	1.3794	1.3981	1.4533	1.6092	1.7031	1.2721	1.3297	1.3391	1.5376	1.6399
76	N/A	1.4151	1.4837	1.6389	1.7445	N/A	1.3520	1.3908	1.5650	1.6563
77	N/A	1.4355	1.5178	1.6677	1.7875	N/A	1.3647	1.4085	1.5800	1.6826
78	N/A	1.4667	1.5339	1.7076	1.8461	N/A	1.3822	1.4397	1.5983	1.7111
79	N/A	1.5041	1.5530	1.7557	1.9124	N/A	1.4081	1.4753	1.6166	1.7479
80	N/A	1.5202	1.5758	1.8131	1.9876	N/A	1.4413	1.5183	1.6432	1.7870
81	N/A	1.5468	1.6121	1.8914	2.0847	N/A	1.4938	1.5370	1.6892	1.8435
82	N/A	1.5753	1.6589	1.9761	2.1959	N/A	1.5155	1.5607	1.7447	1.9161
83	N/A	1.6302	1.7241	2.0961	2.3517	N/A	1.5416	1.5935	1.8196	2.0319
84	N/A	1.7020	1.8072	2.2390	2.5432	N/A	1.5826	1.6483	1.9288	2.1972
85	N/A	1.7905	1.9110	2.4234	2.8067	N/A	1.6484	1.7330	2.0824	2.4345

Monthly Expense Charges shown assume an Initial Face Amount less than $250,000. Higher Initial Face Amounts will result in lower Monthly Expense Charges per $1,000 of Initial Face Amount.

D-2

		APPENDIX E: Overloan Protection Rider

Male, Nonsmoker, Attained Age = 75, Option
A Death Benefit		20 Year Projection after Overloan Protection Rider Exercise
		Crediting rate on unloaned Accumulated
Form 8566(0108)		Value			6%
		Loan Rate			5%

						End of Year	End of
Policy Values before					End of Year	Cash	Year
Overloan Protection Rider			Attained	End of	Outstanding	Surrender	Death
exercise:		Year	Age	Year AV	Loan	Value	Benefit
		1	75	101,536	100,275	1,261	106,613
Face Amount	$ 75,000	2	76	106,626	105,289	1,337	111,957
Accumulated Value	$ 100,000	3	77	111,970	110,553	1,417	117,569
GPT Corridor Factor	1.05	4	78	117,583	116,081	1,502	123,462
Death Benefit	$ 105,000	5	79	123,477	121,885	1,592	129,651
Outstanding Loan	$ 95,500	6	80	129,667	127,979	1,688	136,151
		7	81	136,167	134,378	1,789	142,976
Exercise Charge Percentage	3.31%	8	82	142,994	141,097	1,897	150,143
Exercise Charge	$3,310	9	83	150,162	148,152	2,010	157,670
		10	84	157,691	155,559	2,131	165,575
Policy Values after
Overloan Protection Rider
exercise:		11	85	165,596	163,337	2,259	173,876
Face Amount	$ 75,000	12	86	173,899	171,504	2,395	182,594
Accumulated Value	$ 96,690	13	87	182,618	180,079	2,538	191,749
GPT Corridor Factor	1.05	14	88	191,774	189,083	2,690	201,363
Death Benefit	$ 101,690	15	89	201,390	198,538	2,852	211,459
Outstanding Loan	$ 95,500	16	90	211,488	208,465	3,023	219,947
		17	91	222,092	218,888	3,204	228,755
		18	92	233,229	229,832	3,397	237,893
		19	93	244,924	241,324	3,600	247,373
		20	94	257,206	253,390	3,816	259,778

E-1

F-1

Statement of Additional Information

The Statement of Additional Information contains further information about the Policies and is incorporated by reference (legally considered to be part of this prospectus). A table of contents for the
Statement of Additional Information is on the last page of this prospectus. You may request a free copy by writing to National Life Insurance Company, National Life Drive, Montpelier, Vermont 05604 or by
calling 1-800-732-8939. Please contact your registered representative or National Life if you have any questions or would like to request other information about the Policies such as personalized illustrations of an Insured’s Death Benefit, Cash Surrender Value and Policy Values.

The Statement of Additional Information is also available at National Life’s website at
www.nationallife.com. Information about the Policy (including the Statement of Additional Information)
can also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Call 1-202-
551-8090 for information on the operation of the public reference room. This information is also available on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington,
D.C. 20549.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with information that is different.

File No. 811-9044

F-2

NATIONAL LIFE INSURANCE COMPANY

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

INVESTOR SELECT VARIABLE UNIVERSAL LIFE INSURANCE POLICY

STATEMENT OF ADDITIONAL INFORMATION

OFFERED BY
NATIONAL LIFE INSURANCE COMPANY
National Life Drive
Montpelier, Vermont 05604

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Investor
Select Variable Universal Life Insurance Policy (“Policy”) offered by National Life Insurance Company. You may obtain a copy of the prospectus dated [ , 2008] by calling 1-800-732-8939, by writing to National Life Insurance
Company, One National Life Drive, Montpelier, Vermont 05604, by accessing National Life’s website at
http://www.nationallife.com, or by accessing the SEC’s website at http://www.sec.gov. Definitions of terms used in the current prospectus for the Policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information is
not a prospectus and should be read only in
conjunction with the prospectus for the Policy.

Dated [, 2008]

i

SPECIAL RULES FOR EMPLOYEE BENEFIT PLANS	15
LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES	16
POLICY REPORTS	16
RECORDS	16
LEGAL MATTERS	16
EXPERTS	17
FINANCIAL STATEMENTS	17

ii

NATIONAL LIFE INSURANCE COMPANY

National Life Insurance Company (“National Life,” “we,” “our,” or “us”) is the insurance company that issues the
Investor Select variable universal life insurance policy (the “Policy”). National Life is authorized to conduct a life insurance and annuity business in all 50 states and the District of Columbia. It was originally chartered as a mutual life insurance company in 1848. It is now a stock life insurance company. All of its outstanding stock is indirectly owned by National Life Holding Company, a mutual insurance holding company established under Vermont law on
January 1, 1999. All policyholders of National Life, including all the Owners of the Policies, are voting members of
National Life Holding Company.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

National Variable Life Insurance Account (the “Separate Account”) was established by National Life on
February 1, 1985. It is a separate investment account to which we allocate assets to support the benefits payable under the Policies, other policies we currently issue, and other variable life insurance policies we may issue in the future. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, and qualifies as a “separate account” within the meaning of the federal securities laws. Such registration does not involve any supervision of the management or investment practices or policies of the Separate Account by the SEC.

The independent registered public accounting firm for the Separate Account is [ ]. This firm annually performs an audit on the financial statements of the Separate Account, and provides a report to the Board of
Directors of National Life. [ ] also acts as the independent public accountants for National Life.

THE PORTFOLIOS

The portfolios invested in by the Separate Account are part of mutual funds registered with the SEC as open-end investment companies. You should know that such registration does not involve supervision of the management or investment practices of the portfolios by the SEC.

PREMIUMS

Term Policy Conversions. We offer a one time credit on conversions of eligible National Life term insurance policies to an Investor Select Policy. If the term policy being converted has been in force for at least twelve months and less than 10 years, the amount of the credit is 12% of a target amount used to determine commission payments.
If the term policy being converted has been in force for less than twelve months, the credit will be prorated based on the number of months the term policy has been outstanding at the time of conversion. For graded renewable term
(“GRT”) term policies, the credit will be 18% of the target amount used to determine commission payments if the
GRT term policy has been in force for at least two years but not more than five years. For GRT term policies in force for less than two years, the credit is 0.5% per month for each month in the first year, and 1.0% per month for each month in the second year. For GRT policies in force more than five years, the credit decreases from 18% by
0.5% for each month beyond five years, until it becomes zero at the end of year eight.

The amount of the credit will be added to the initial premium payment, if any, you pay and will be treated as part of the Initial Premium for the Policy. Thus, the credit will be included in premium payments for purposes of calculating and deducting the Premium Load. If you surrender your Policy, we will not recapture the credit. We will not include the amount of the credit for purposes of calculating agent compensation for the sale of the Policy.

Credit to Home Office Employees. We also offer a one time credit to Home Office employees who purchase an
Investor Select Policy, as both Owner and Insured. This one time credit is calculated differently from the credit described above; in particular, the amount of the credit will be 50% of the target premium used in the calculation of commissions on the Policy. Otherwise, the credit will be treated in the same manner as the credit described above.

1

DISTRIBUTION OF THE POLICIES

Equity Services, Inc. (“ESI”) is responsible for distributing the Policies pursuant to a distribution agreement with us.
ESI serves as principal underwriter for the Policies. ESI, a Vermont corporation and an affiliate of National Life, is located at One National Life Drive, Montpelier, Vermont 05604.

We offer the Policies to the public on a continuous basis through ESI. We anticipate continuing to offer the
Policies, but reserve the right to discontinue the offering.

ESI offers the Policies through its registered representatives. ESI has also entered into selling agreements with other broker-dealers for sales of the Policies through their registered representatives. Registered representatives must be licensed as insurance agents and appointed by us.

We pay commissions to ESI for sales of the Policies. In addition, to promote sales of the Policies and consistent with NASD Conduct Rules, National Life, ESI and/or their affiliates may contribute amounts to various non-cash and cash incentives to be paid by ESI to its registered representatives the amounts of which may be based in whole or in part on the sales of the Policies, including (1) contributing to educational programs, (2) sponsoring sales contests and/or promotions in which participants receive prizes such as travel, merchandise, hardware and/or software; (3) paying for occasional meals, lodging and/or entertainment; and/or (4) making cash payments in lieu of business expense reimbursements; (5) making loans and forgiving such loans and/or (6) health and welfare benefit programs.

Commissions paid on the Policy, as well as other incentives or payments, are not charged directly to the Policy
Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy.

ESI passes through commissions it receives and does not retain any override as distributor for the Policies.

From time to time National Life, in conjunction with ESI, may conduct special sales programs.

CONTRACTUAL ARRANGEMENTS BETWEEN NATIONAL LIFE AND
THE PORTFOLIOS’ INVESTMENT ADVISORS OR DISTRIBUTORS

We have entered into or may enter into agreements pursuant to which a Fund’s advisor or distributor or an affiliate pays us a fee, which may differ, based upon an annual percentage of the average net asset amount we invest in the
Fund on behalf of the Separate Account and our other separate accounts. This fee is for administration and other services we provide. The amount of this compensation with respect to the Policy during 2007 is not provided because the Policy was first offered in 2008.

These arrangements may change from time to time, and may include more Funds in the future.

In addition, ESI has entered into agreements pursuant to which a Fund’s distributor pays ESI a fee, which may differ, based upon an annual percentage of average net asset amount we invest on behalf of the Separate Account and our other separate accounts. That fee is for other services ESI provides.

TERMS OF UNDERLYING PORTFOLIO PARTICIPATION AGREEMENTS

The participation agreements under which the Funds sell their shares to subaccounts of the Separate Account contain varying termination provisions. In general, each party may terminate at its option with specified advance written notice, and may also terminate in the event of specific regulatory or business developments.

Should an agreement between National Life and a Fund terminate, the subaccounts that invest in that Fund may not be able to purchase additional shares of such Fund. In that event, you will no longer be able to transfer Accumulated
Values or allocate Net Premiums to subaccounts investing in Portfolios of such Fund.

2

Additionally, in certain circumstances, it is possible that a Fund or a Portfolio of a Fund may refuse to sell its shares to a subaccount despite the fact that the participation agreement between the Fund and us has not been terminated.
Should a Fund or Portfolio of such Fund decide not to sell its shares to us, we will not be able to honor your requests to allocate cash values or Net Premiums to subaccounts investing in shares of that Fund or Portfolio.

The Funds are available to registered separate accounts of insurance companies, other than National Life, offering variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension or retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986, as amended (“Code”). As a result, there is a possibility that a material conflict may arise as a result of such “mixed and shared” investing. That is, it is possible that a material conflict could arise between the interests of Owners with Accumulated Value allocated to the Separate Account and the owners of life insurance policies, variable annuity contracts, or of certain retirement or pension plans issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds.

In the event of a material conflict, we will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors or Trustees of the Funds intend to monitor events in order to identify any material conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts. See the individual Fund prospectuses for more information.

UNDERWRITING PROCEDURES

In most cases we will perform an evaluation of a proposed Insured’s health and other mortality risk factors before issuing a Policy. This process is often referred to as “underwriting”. We will request that a number of questions about the proposed Insured be answered on the application for a Policy, and we may require a telephone conference, certain medical tests, and/or a medical examination. When we have evaluated all the necessary information, we will place a proposed Insured into one of the following Rate Classes:

  elite preferred nonsmoker,
  preferred nonsmoker,
  standard nonsmoker,
  preferred smoker,
  standard smoker and
  substandard.

The Rate Class into which an Insured is placed will affect both the guaranteed and the current cost of insurance rates as well as the Monthly Expense Charge rates. Smoker and substandard classes reflect higher mortality risks. In an otherwise identical Policy, an Insured in an elite, preferred or standard class will have a lower cost of insurance charge than an Insured in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers.

We may also issue Policies on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy. Current cost of insurance rates for Policies issued on a guaranteed issue basis may be higher than current cost of insurance rates for healthy Insureds who undergo medical underwriting.

The guaranteed maximum cost of insurance rates will be set forth in your Policy, and will depend on:

  the Insured’s Attained Age
  the Insured’s sex
  the Insured’s Rate Class, and
  the 2001Commissioners Standard Ordinary (M/F) Smoker/Nonsmoker U ANB Mortality Tables.

For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the guaranteed maximum cost of insurance rate will use the 2001 Commissioners Standard Ordinary (80)
Smoker/Nonsmoker U ANB Mortality Tables, which are gender blended tables.

3

From time to time, we may also offer promotional programs under which a proposed Insured may apply for a Policy subject to minimal underwriting subject to certain restrictions (e.g., if the proposed Insured has purchased a fully underwritten life insurance policy at Preferred or Standard rates from a company on our approved list (a) within the past three years or (b) within the past five years and had a full physical exam in the last 24 months).

INCREASES IN FACE AMOUNT

You should be aware that if you increase the Face Amount of your Policy, this will generally affect the total Net
Amount at Risk. This will normally increase the monthly cost of insurance charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage. We use separate cost of insurance rates for the
Initial Face Amount and any increases in Face Amount. For the Initial Face Amount we use the rate for the
Insured’s Rate Class on the Date of Issue. For each increase in Face Amount, we use the rate for the Insured’s Rate
Class at the time of the increase. If the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, we use the rate for the Rate Class for the Initial Face Amount for the amount of the Unadjusted
Death Benefit in excess of the total Face Amount for Option A, and in excess of the total Face Amount plus the
Accumulated Value for Option B.

We calculate the Net Amount at Risk separately for the Initial Face Amount and increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, we first consider the Accumulated Value part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, we consider it as part of any increases in Face Amount in the order such increases took effect.

Each increase in Face Amount will begin a new period of Surrender Charges in effect for ten years from the date of the increase. This additional Surrender Charge is based on the Face Amount of the increase only. We describe this additional Surrender Charge in detail in the “Surrender Charge” section of the prospectus.

OTHER POLICY PROVISIONS

New York Policies - Reduced Paid–Up Benefit

Prior to maturity, Owners of Policies issued in New York may elect to continue the Policy in force as paid-up
General Account life insurance coverage. All or a portion of the Cash Surrender Value of the Policy will be applied to paid-up life insurance coverage. We will pay in one lump sum any amount of the Cash Surrender Value which you do not apply toward paid-up life insurance coverage. You may thereafter surrender any paid-up General
Account life insurance at any time for its value.

The Policy

The Policy and the application are the entire contract. Only statements made in the application can be used to void the Policy or deny a claim. The statements are considered representations and not warranties. Only one of National
Life’s duly authorized officers or registrars can agree to change or waive any provisions of the Policy, and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Change of Owner and Beneficiary

As long as the Policy is in force, you may change the Owner or Beneficiary by sending us an acceptable written request. The change will take effect as of the date the request is signed, whether or not the Insured is living when we receive the request. We will not be responsible for any payment made or action taken before we receive the written request. A change of Owner may have tax consequences.

Split Dollar Arrangements

You may enter into a Split Dollar Arrangement among the Owners or other persons under which the payment of premiums and the right to receive the benefits under the Policy (i.e., Cash Surrender Value or Death Benefit) are
split between the parties. There are different ways of allocating such rights.

4

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Benefit in excess of the Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Death Benefit the amount which the employer would have been entitled to receive upon surrender of the Policy and the employee’s Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on us unless it is in writing and received by us. We do not assess any specific charge for Split Dollar Arrangements.

The Internal Revenue Service (“IRS”) has issued guidance affecting Split Dollar Arrangements. Any parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

Assignments

You may assign any and all your rights under the Policy. We are not bound by an assignment unless it is in writing and we receive it at our Home Office. We assume no responsibility for determining whether an assignment is valid, or the extent of the assignee’s interest. All assignments will be subject to any Policy loan. The interest of any
Beneficiary or other person will be subordinate to any assignment. A payee who is not also the Owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee. An assignment of the Policy may have tax consequences. If the assignee acquires a right to proceeds, they will be paid in one sum even though a Payment
Option may be in effect at the time the assignment was signed.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue of the Policy (except where state law requires a shorter period), or within two years of the effective date of a reinstatement (unless otherwise required by state law), our liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any Withdrawals (since the date of reinstatement, in the case of a suicide within two years of the effective date of a reinstatement), or other reduced amount provided by state law.

If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Unadjusted Death Benefit and for which an application is required, the amount which we will pay with respect to the increase will be the cost of insurance charges previously made for such increase (unless otherwise required by state law).

Arbitration

Except where otherwise required by state law, as in New York, the Policy provides that any controversy under the
Policy shall be settled by arbitration in the state of residence of the Owner, in accordance with the rules of the
American Arbitration Association or any similar rules to which the parties agree. Any award rendered through arbitration will be final on all parties, and the award may be enforced in court.

The purpose of the arbitration is to provide an alternative dispute resolution mechanism for investors that may be more efficient and less costly than court litigation. You should be aware, however, that arbitration is, as noted
above, final and binding on all parties, and that the right to seek remedies in court is waived, including the right to jury trial. Pre-arbitration discovery is generally more limited than and different from court discovery procedures, and the arbitrator’s award is not required to include factual findings or legal reasoning. Any party’s right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

Dividends

5

The Policy is non-participating.

Correspondence

All correspondence to you is deemed to have been sent to you if mailed to you at your last address known to us.

Settlement Options

In lieu of a single sum payment on death or surrender, you may elect to apply the Death Benefit and the Cash
Surrender Value under any one of the fixed-benefit Settlement Options provided in the Policy. (Even if the Death
Benefit under the Policy is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the Death Benefit after the insured’s death are taxable and payments under the
Settlement Options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the Settlement Options.) The options are described below.

Payment of Interest Only. We will pay interest at a rate of 1.5% per year on the amount of the proceeds retained by
us. Upon the earlier of the payee’s death or the end of a chosen period, the proceeds retained will be paid to the payee or his or her estate.

Payments for a Stated Time. We will make equal monthly payments, based on an interest rate of 1.5% per annum, for the number of years you select.

Payments for Life. We will make equal monthly payments, based on an interest rate of 1.5% per annum, for a guaranteed period and thereafter during the life of a chosen person. You may elect guaranteed payment periods for
0, 5, or 10 years, or for a refund period, at the end of which the total payments will equal the proceeds placed under the option.

Payments of a Stated Amount. We will make equal monthly payments until the proceeds, with interest at 1.5% per year on the unpaid balance, have been paid in full. The total payments in any year must be at least $10 per month for each thousand dollars of proceeds placed under this option.

Life Annuity. We will make equal monthly payments in the same manner as in the above Payments for Life option except that the amount of each payment will be the monthly income provided by our then current settlement rates on the date the proceeds become payable. No additional interest will be paid.

Joint and Two Thirds Annuity. We will make equal monthly payments, based on an interest rate of 1.5% per year, while two chosen persons are both living. Upon the death of either, two-thirds of the amount of those payments will continue to be made during the life of the survivor. We may require proof of the ages of the chosen persons.

50% Survivor Annuity. We will make equal monthly payments, based on an interest rate of 1.5% per year, during the lifetime of the chosen primary person. Upon the death of the chosen primary person, 50% of the amount of those payments will continue to be made during the lifetime of the secondary chosen person. We may require proof of the ages of the chosen persons.

We may pay interest in excess of the stated amounts under the first four options listed above, but not the last three.
Under the first two, and fourth options above, the payee has the right to change options or to withdraw all or part of the remaining proceeds. For additional information concerning the payment options, see the Policy.

AUTOMATED FUND TRANSFER FEATURES

Dollar Cost Averaging

You may elect Dollar Cost Averaging at issue by marking the appropriate box on the initial application, and completing the appropriate instructions. You may also begin a Dollar Cost Averaging program after issue by filling out similar information on a change request form and sending it to us at our Home Office.

6

If you elect this feature, we will take the amount to be transferred from the Money Market Subaccount and transfer it to the subaccount or subaccounts designated to receive the funds, each month on the Monthly Policy Date. If you elect Dollar Cost Averaging on your application for the Policy, it will start with the Monthly Policy Date after the date that is 20 days after issue. If you begin a Dollar Cost Averaging program after the free look period is over, it will start on the next Monthly Policy Date. Dollar Cost Averaging will continue until the amount in the Money
Market Subaccount is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. You may discontinue Dollar Cost
Averaging at any time by sending an appropriate change request form to the Home Office. You may not use the dollar cost averaging feature to transfer Accumulated Value to the General Account.

Dollar Cost Averaging allows you to move funds into the various investment types on a more gradual and systematic basis than the frequency on which you pay premiums. The dollar cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.

If you initiate Dollar Cost Averaging on a Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

We may discontinue Dollar Cost Averaging at any time upon 60 days prior notice to all Owners then utilizing the feature. You may not elect Dollar Cost Averaging if you have elected Portfolio Rebalancing.

Portfolio Rebalancing

You may elect Portfolio Rebalancing at issue by marking the appropriate box on the application, or, after issue, by completing a change request form and sending it to our Home Office.

In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date six months after the Date of Issue, and then on each Monthly Policy Date six months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Policy Date on or next following the date we receive the election at our Home Office, and subsequent rebalancing transfers will occur every six months from that date. You may discontinue Portfolio
Rebalancing at any time by submitting an appropriate change request form to us at our Home Office.

If you change your Policy’s premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless you specifically direct otherwise.

Portfolio Rebalancing will result in periodic transfers out of subaccounts that have had relatively favorable investment performance in relation to the other subaccounts to which a Policy allocates premiums, and into subaccounts which have had relatively unfavorable investment performance in relation to the other subaccounts to which the Policy allocates premiums. Portfolio Rebalancing does not guarantee a profit or protect against a loss.

If you change Portfolio Rebalancing on a Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

We may discontinue Portfolio Rebalancing at any time upon 60 days prior notice to all Owners then utilizing the feature. You may not elect Portfolio Rebalancing if you have elected Dollar Cost Averaging.

OPTIONAL BENEFITS

You may include additional benefits, which are subject to the restrictions and limitations set forth in the applicable
Policy riders, in your Policy at your option. Election of any of these optional benefits involves an additional cost.

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These costs are set forth in the “Fee Table” section of the prospectus. Some information with respect to many of the available riders is included in the prospectus. We provide additional information about optional benefits below.
Note, not all riders are available in every state, and some terms may vary by state. We may discontinue the availability of optional benefits and/or amend their terms at any time.

Waiver of Monthly Deductions

If you elect the waiver of monthly deductions rider, we will waive Monthly Deductions against the Policy if the
Insured becomes totally disabled before age 65 and for at least 120 consecutive days. In Pennsylvania, the 120 days of disability need not be consecutive, but must occur within a period of 240 consecutive days. If total disability occurs after age 60 and before age 65, then we will waive Monthly Deductions only until the Insured reaches
Attained Age 65, or for a period of two years, if longer. The monthly cost of this rider while it is in force is based on attained age and sex-distinct rates (except for Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, where the cost of this rider will not vary by sex) multiplied by the Monthly
Deduction on the Policy. We will add this cost to the Monthly Deduction on the Policy.

Please note that you may wish to continue to make premium payments while the Monthly Deductions are being waived under this rider in order to maintain the growth of the Policy’s Accumulated Value.

Accidental Death Benefit

The accidental death benefit rider provides for an additional Death Benefit in the event that the Insured dies in an accident. If you elect this rider, we will add the monthly cost of this rider, which varies based on attained age and sex (except for Policies issued in states which require “unisex” policies), to the Monthly Deduction on the Policy.

Guaranteed Insurability Option

This rider permits you at certain ages or upon certain life events to increase the Face Amount of the Policy, within certain limits, without being required to submit satisfactory proof of insurability at the time of the request for the increase. We will add the monthly cost of this rider, which is based on the Insured’s age and sex (except for Policies issued in states which require “unisex” policies) at the time of purchase of the rider, to the Monthly Deduction on the Policy.

Accelerated Care

We offer an accelerated care rider under which we will make periodic partial prepayments to you of all or a portion of your Death Benefit if the Insured becomes “chronically ill”. The Insured is deemed “chronically ill” if he or she”:

- is unable to perform, without substantial assistance, at least two activities of daily living for at least 90 consecutive days due to a loss of functional capacity; or

- requires substantial supervision by another person to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

The accelerated care rider may not cover all of the long-term expenses the Insured incurs during the period of coverage.

While your Policy is in force, we will begin to pay benefits under this rider provided:

  we receive proof satisfactory to us that the Insured is chronically ill, we receive a plan of care to address the Insured’s chronic illness, and
  60 days have elapsed since the Insured began receiving “qualified long-term care services,” as defined in the rider (we refer to this 60-day period as the “elimination period”).

The 60 days need not be consecutive, but must be completed within a period of 180 days. We will not pay for expenses incurred during the elimination period. We will continue to pay benefits under this rider only if you

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continue to submit documentation of continuing unreimbursed expenses within 90 days after the end of each month during which the Insured receives such services. In addition, we will require, no more than once every 90 days while benefits are being paid, a certification from the Insured’s care coordinator that the Insured remains chronically ill.

The benefit date is the first day on which the Insured incurs expenses for qualifying long-term care services, as defined in the rider.

If your Policy’s Death Benefit option is Option B on the final day of the elimination period, we automatically will change the Death Benefit option to Option A on the benefit date. At that time, we also will increase the Face
Amount of your Policy by an amount equal to your Policy’s Accumulated Value. The Death Benefit option may not be changed while accelerated care benefit payments remain payable.

On the final day of the elimination period, we will automatically transfer all Accumulated Value held in the subaccounts of the Separate Account to the General Account. We will withhold any applicable redemption fees charged by the underlying portfolios. While Accelerated Care Benefits remain payable, the owner will not be permitted to allocate premiums or transfer Accumulated Value to the Separate Account. The Illuminations program will also not be available during this time. The owner may once again allocate premiums or transfer Accumulated
Value to the Separate Account following 180 consecutive days during which Qualified Long Term Care Services are not receive by the Insured.

The accelerated care benefit amount we will pay in any month will not exceed the lesser of (i) the actual expenses incurred by the Insured for qualified long-term care services, as defined in the rider, minus any deductible or coinsurance amounts and any reimbursement from Medicare (except as a secondary payee) and other government programs, excluding Medicaid, and (ii) the monthly benefit limits. When you apply for the rider, you select from one of two options we use to determine the monthly benefit limits. Once you select an option, you cannot change it.
The options are:

	Percentage Limit

Covered Service	Option 1	Option 2

Nursing Home Care	1.0%	2.0%

Home Health Care	1.0%	2.0%

Adult Day Care	0.5%	1.0%

The monthly benefit limit for a particular type of care equals the Death Benefit of the Policy at the benefit date multiplied by the percentage limits based on the option selected. If an Insured should incur more than one type of care in a given month, we will pay expenses incurred for all qualified long-term care services during that month up to the greatest monthly benefit limit applicable to one type of care received. We will prorate the monthly benefit limit for each type of care for partial months of eligibility.

If the Owner exercises any right under the Policy which changes the Death Benefit of the Policy, the monthly benefit limits will be adjusted accordingly in proportion to the change in the Death Benefit.

When we make an accelerated care benefit payment, we will also calculate a monthly benefit ratio. We describe this ratio in your Policy and use the monthly benefit ratio to determine how each accelerated care benefit payment we make affects your Policy’s values.

Each time we make an accelerated care benefit payment, we will:

a) reduce your remaining benefit amount (this amount is initially the Death Benefit at the benefit date) by the amount of each accelerated care benefit payment;

b) reduce your Policy’s Face Amount (including any increase segments), Accumulated Value, and any
Surrender Charges in effect on the your Policy immediately following any accelerated care benefit payment to their respective values immediately preceding that payment times the monthly benefit ratio associated with that payment;

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c)	reduce your Policy’s Death Benefit to reflect reductions in your Policy’s Face Amount and Accumulated Value; and

d)	reduce your Minimum Monthly Premium to reflect the reduction in your Policy’s Face Amount.

Each accelerated care benefit payment will be applied to pay a pro-rata portion of any debt owed to us on the Policy.
When the policy death benefit is reduced to zero, payments under this rider will cease.

We will offer an optional inflation protection feature with this rider. This feature will increase the amount available for acceleration without increasing the Policy’s Death Benefit. As a result, accelerated care riders sold with this feature will accelerate the Death Benefit faster than those sold without it.

We will waive all Monthly Deductions for your Policy and all riders attached to your Policy while accelerated care benefits are being paid under this rider. All other charges under your Policy will continue to apply

Charges. We will assess a monthly charge for the accelerated care rider, which will include an amount per $1,000 of Net Amount at Risk, and an amount per dollar of Monthly Deduction. We will add this charge to your Monthly
Deduction. The rider charge varies based on the issue age and gender of the Insured, duration of the Policy and the benefit options selected. Once we pay benefits under the accelerated care rider, we waive this charge until the
Insured is no longer eligible to receive benefits. If you elect the accelerated care rider, you may be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated Value to pay the rider charges. You should consult a tax adviser with respect to these charges. See “Tax Consequences
Associated with Accelerated Care and Chronic Care Protection Riders” in the prospectus under “Federal Income
Tax Consequences.”

Tax Consequences. The accelerated care rider has been designed to meet federal tax requirements that should generally allow accelerated care benefit payments to be excluded from gross income. You should consult a tax adviser before adding this rider to your Policy because guidance with respect to these requirements is limited.

Availability. The accelerated care rider is available only at issue and is subject to full medical underwriting. This rider will not be available in qualified plans. The accelerated care rider will not be available for Policies with Face
Amounts in excess of $1,000,000. The accelerated care rider will terminate if the base Policy terminates, or if you choose to terminate the rider.

In general, we will not issue the accelerated care rider on a Policy with substandard ratings. However, the rider can be added to a Policy with a substandard rating at our discretion if the Insured meets the standard underwriting requirements for long-term care risk.

The accelerated care rider provides for certain exclusions from coverage. Please see your rider for more details.

Chronic Care Protection

We also offer an optional chronic care protection rider, which provides benefits to pay for expenses incurred by an
Insured for qualified long-term care services beyond the date on which payments under an accelerated care rider would terminate because the entire Death Benefit of the Policy has been accelerated. The chronic care protection rider may not cover all of the long-term expenses the Insured incurs during the period of coverage.

While your Policy is in force, we will begin to pay benefits under this rider provided:

a)	we receive proof satisfactory to us that the Insured is chronically ill,

b)	we receive a plan of care to address the Insured’s chronic illness, and

c)	we have accelerated the entire Death Benefit of the Policy under the accelerated care rider.

We will continue to pay benefits under this rider only if you continue to submit documentation of continuing unreimbursed expenses within 90 days after the end of each month during which the Insured receives such services.

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In addition, we will require, no more than once every 90 days while benefits are being paid, a certification from the
Insured’s care coordinator that the Insured remains chronically ill.

Because chronic care protection benefits represent an extension of benefits beginning after the benefit amount under the accelerated care rider have been exhausted, payment of chronic care protection benefits will not affect your
Policy’s values.

The chronic care protection benefit amount that we will pay in any month may not exceed the lesser of the actual expenses incurred by the Insured for qualified long-term care services, minus any deductible or coinsurance amounts and any reimbursement from Medicare (except as a secondary payor) and other government programs, excluding
Medicaid, and (ii) the monthly benefit limit. When you apply for this rider, you select one of the three benefit options we offer. We use these benefit options to determine monthly benefit limits and benefit periods. Once you select a benefit option, you cannot change it. We reserve the right to limit the availability of the benefit options based on the benefit option you selected for the accelerated care rider.

		Percentage Limit

Covered Service	Option 1	Option 2	Option 3

Nursing Home Care	1.0%	2.0%	2.0%

Home Health Care	1.0%	2.0%	2.0%

Adult Day Care	0.5%	1.0%	1.0%

Option	Benefit Period

Option 1	Until the death or recovery of the Insured.

Option 2	Until the death or recovery of the Insured.

Option 3	Until an amount equal to the inflation adjusted rider Face
Amount has been paid under the rider.

The monthly benefit limit for a particular type of care is equal to the chronic care protection rider Face Amount multiplied by the percentage limit for the option selected. If an Insured should incur costs for more than one type of care in a given month, we will pay benefits for all covered costs incurred during that month up to the greatest monthly benefit limit applicable to one type of care received. We will prorate the maximum monthly benefit for each type of care for partial months of eligibility.

This rider includes an optional nonforfeiture provision that provides nonforfeiture benefits for any Insured whose coverage under this rider lapses after three years. Electing optional nonforfeiture benefits may have tax consequences. You should consult a tax advisor before electing the optional nonforfeiture provision.

An optional inflation protection feature will be available with this rider. This feature will increase the maximum monthly benefit at an annual effective rate of 5% for the number of whole Policy Years that have elapsed since the effective date of the rider.

Charge. We will assess a monthly charge per $1,000 of Face Amount for the chronic care protection rider. We will add this charge to your Monthly Deduction. The chronic care protection rider charge varies based on the issue age and gender of the Insured, and the benefit options selected. If you elect the chronic care protection rider, you will be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s
Accumulated Value to pay the rider charges. You should consult a tax adviser with respect to these charges. See
“Tax Consequences Associated with Accelerated Care and Chronic Care Protection Riders” in the prospectus under
“Federal Income Tax Consequences.”

Tax Consequences. The chronic care protection rider has been designed to meet the federal tax requirements that should generally allow the payment of benefits to be excluded from gross income. In certain states, we may also offer a chronic care protection non-qualifying long-term care rider. The tax consequences associated with benefit payments from this rider are, however, unclear, and a tax advisor should be consulted. You should also consult a tax adviser before adding to your Policy because guidance with respect to such federal tax requirements is limited.

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Availability. The chronic care protection rider is available only at issue and is subject to full medical underwriting.
You may only elect this rider if you have also elected the accelerated care rider. The chronic care protection rider will not be available in qualified plans. This rider will terminate if the base Policy terminates, if the accelerated care rider terminates (not including when you have received the full benefit under that rider), or if you choose to terminate the rider.

In general, we will not issue the rider on a Policy with substandard ratings. However, the rider can be added to a
Policy with a substandard rating at our discretion if the Insured meets the standard underwriting requirements for long-term care risk.

The chronic care protection rider provides for certain exclusions from coverage. Please see your rider for more details.

Tax Consequences Associated with Accelerated Care and Chronic Care Protection Riders

We believe that benefits payable under the accelerated care rider and the chronic care protection rider should generally be excludable from gross income under the Code. The exclusion of these benefit payments from taxable income, however, is contingent on the rider meeting specific requirements under the Code. While guidance is limited, we believe that the accelerated care rider should each satisfy these requirements. The tax treatment of benefits payable under the chronic care protection rider are less clear if you elect the optional nonforfeiture provision. Moreover, the tax qualification consequences of continuing the Policy after a distribution is made under the accelerated care rider and the chronic care protection rider are unclear. You should consult a tax advisor about those consequences.

In certain states, however, we may also offer long term care riders that do not satisfy the requirements of the Code to be treated as qualified long-term care (“nonqualifying long-term care riders.”) Because the federal tax consequences associated with benefits paid under nonqualifying long-term care riders are unclear, you should consult a tax adviser regarding the tax implications of adding nonqualifying long-term care riders to your Policy. We will advise you whether we intend for your rider to be nonqualifying.

You will be deemed to have received a distribution for tax purposes each time a deduction is made from your Policy
Accumulated Value to pay charges for the chronic care protection rider, or any nonqualifying long-term care rider.
The distribution will generally be taxed in the same manner as any other distribution under the Policy. The tax treatment associated with the Monthly Deduction attributable to the cost of the accelerated care rider is unclear.
You should consult a tax adviser regarding the treatment of these payments.

Accelerated Benefit

This rider provides an accelerated Death Benefit prior to the death of the Insured in certain circumstances where a terminal illness or chronic illness creates a need for access to the Death Benefit. Accelerated Death Benefits paid under this rider are discounted. The following factors may be used in the determination of the accelerated Death
Benefit: Cash Surrender Value of the Policy, future premiums that may be paid under the Policy, any administrative fee assessed, mortality expectations, and the accelerated benefit interest rate in effect. There is no cost for this rider.
It can be included in a Policy at issue, or it can be added after issue. The maximum amount payable under this rider for any individual Insured is $500,000. Although it is not guaranteed, we currently permit benefit payments up to
$1,000,000. An Insured who has a chronic illness, as defined in the rider, may not receive benefits under the rider until a period of time not to exceed five years after the rider’s issue has passed. Although this is not guaranteed, we currently require that this waiting period be only two years.

This rider has been designed to meet the federal tax requirements that will generally allow accelerated benefits to be excluded from gross income. You should consult a tax advisor regarding the consequences of accelerating the
Death Benefit under this rider because guidance with respect to such federal tax requirements is limited.

Overloan Protection

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The overloan protection rider is summarized in the prospectus. Additional information with respect to this rider is provided below.

Calculation of Cost. There is a one-time exercise charge for this rider. The exercise charge will be equal to the product of the exercise charge percentage shown on the overloan protection rider data page for the Attained Age of the Insured at the time of exercise multiplied by the Accumulated Value of the Policy. The exercise charge will be deducted from the General Account of the Policy.

Effect of Increases or Decreases. If you increase the Face Amount of a Policy with the overloan protection rider, the rider’s protection will extend to the increase. If you decrease the Face Amount, the rider’s protection will apply to the reduced amount.

Tax Consequences. The tax consequences of the overloan protection rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the overloan protection rider causes the Policy to be converted into a fixed Policy.

Balance Sheet Benefit Rider

This rider will waive a percentage of the Policy’s Surrender Charges. The percentage is elected at the time the rider is issued and cannot be subsequently changed. This rider can be used to increase the Cash Surrender Value of the
Policy during periods when Surrender Charges apply. This can be useful when the Policy will be used as collateral for a loan or if the policyowner is concerned about the impact of purchasing the Policy on their balance sheet.
While this rider could be used to completely eliminate the Surrender Charges, there is a monthly cost for the rider which will reduce the Policy’s Accumulated Value and long term Cash Surrender Value relative to a similar Policy without the rider. Thus, careful consideration should be given before electing this rider.

Charge. We will assess a monthly charge as a rate per $1,000 of Policy Face Amount for the balance sheet benefit rider. A separate charge will apply to the Initial Face Amount and any Increase in Face Amount. The charge for each Face Amount Segment will apply for 10 years following the Issue Date of each individual Face Amount segment. The rider charge will not be reduced following a reduction in Face Amount. The applicable rate varies based on the issue age, sex (except for Policies issued in states that require “unisex” policies), and Rate Class of the
Insured, and the benefit level elected. We will add this charge to your Monthly Deduction. If you elect the balance sheet benefit rider, you will be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated Value to pay the rider charges. You should consult a tax adviser with respect to these charges.

Children’s Term Rider

The children’s term rider provides term insurance for the Face Amount of the rider on all of the Insured’s Dependent
Children. Dependent Child means:

1. any child, stepchild, or legally adopted child of the Insured named on the application, who on the date of the application was unmarried and had not reached their 17 th birthday, except that any child less than 15 days old on the date of the application will become a Dependent Child on the 15 th day after birth; and
2. any child born to the Insured after the date of the application on the 15th day after birth; and
3. any child between the ages of 15 days and 17 years who becomes a stepchild or legally adopted child of the
Insured after the date of the application.

Coverage on the life of each Dependent Child may be exchanged for an individual whole life policy with the same
Face Amount as the rider without providing evidence of insurability. The maximum Face Amount of the new policy will be two times the Face Amount of the rider if the exchange occurs:
1) within 31 days of the Insured’s death,
2)within 31 days of the Dependent Child’s marriage, or
3) within 31 days of the anniversary following the DependentChilds’ 23rd birthday.
The Issue Date of the new policy will be the date of exchange.

Coverage on any Dependent Child will end on the earliest of the Policy Anniversary following the child’s 23 rd birthday, the date the child’s coverage is converted, or the termination date of the rider.

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Charge. We will assess a monthly charge of $0.4625 per $1,000 of Face Amount for the children’s term rider while the rider is in force regardless of the number of children covered. We will add this charge to your Monthly
Deduction.

To ensure that charges for this rider are not collected after its termination, you should notify us when the youngest
Dependent Child reaches their 23 rd birthday. If we deduct monthly deductions for this rider for any period after its termination, our only liability will be to refund that amount to you with interest.

Other Insured Rider

The other insured rider can be used to provide annual renewable term insurance on up to five Other Insureds. The
Other Insured(s) must have one of the following relationships to the Insured under the policy: self, spouse, child, or business partner.

Coverage under this rider may be exchanged for an individual insurance policy (other than term insurance) with the same Face Amount as the rider on the life of each Other Insured without evidence of insurability within 31 days from the death of the Insured or at any time while the Insured is living and prior to the termination of the rider. The
Issue Date of the new policy will be the date of the exchange and the new policy will be issued based on the Other
Insured’s attained age on the exchange date and in the same rate class as this rider.

Coverage on each Other Insured will end on earliest of the Policy Anniversary that such Other Insured reaches
Attained Age 100, the date such Other Insured’s coverage is exchanged, or the termination date of this rider (i.e., on the death of the insured under the base policy; on the termination of the base policy due to lapse or surrender; or by written request of the owner).

The death benefit provided by the other insured rider may be accelerated based on the terminal illness or covered chronic illness of the Other Insured according to the terms of any accelerated benefit riders attached to the policy.

Charge. We will assess a monthly charge as a rate per $1,000 of rider Face Amount for each Other Insured. The applicable rate varies based on the Issue Age, sex (except for Policies issued in states that require “unisex” policies), and Rate Class of each Other Insured. We will add this charge to your Monthly Deduction. If you elect the other insured rider, you will be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated Value to pay the rider charges associated with any Other Insured with a relationship of business partner at the time the rider is issued. You should consult a tax adviser with respect to these charges.

Qualified Plan Exchange Privilege Rider

The qualified plan exchange privilege rider permits the Insured under a policy owned by a Qualified Pension Plan
(Qualified Pension and Profit Sharing Plans that have met all the requirements under Code Section 401) to purchase a new life insurance policy without providing evidence of insurability, subject to the terms of the rider, when the original policy is surrendered by the Plan.

The exchange privilege is subject to the following conditions:

1.	The policy to which the rider is attached must be in force.

2.	The policy must be owned by a Qualified Pension Plan.

3.	The new policy shall be on a form in use by us on the date of exchange.

4.	The face amount of the new policy may not exceed the lesser of $2,000,000 or the face amount of the original policy less the original policy’s cash value on the date of exchange.

5.	The new policy will be issued on the basis of the insured’s attained age on the exchange date.

6.	The new policy will be issued in the same rate class as the original policy.

7.	No evidence of insurability will be required.

8.	The original policy must be surrendered.

9.	The issue date of the new policy will be the exchange date.

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Charge. There is no Monthly Deduction associated with the qualified plan exchange privilege rider.

Waiver of Specified Premium Rider

If you elect the waiver of specified premium rider, we will pay the specified waiver benefit as a premium into the
Policy on a monthly basis if the Insured becomes totally disabled before age 65 and for at least 180 days. If total disability occurs after age 60 and before age 65, then we will make these payments only until the Insured reaches
Attained Age 65, or for a period of two years, if longer. If total disability occurs prior to age 60, we will make these payments for the duration of the disability. Please note that the monthly waiver benefit may not be sufficient to keep the Policy in force.

Charge. We will assess a monthly charge for this rider equal to the applicable rate times the monthly waiver benefit while the rider is in force. The applicable rate will be determined based on the age and sex (except for Policies issued in states that require “unisex” policies) of the Insured when the rider is issued. We will add this charge to your Monthly Deduction.

POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans, including the funding of qualified pension plans meeting the requirements of Section 401 of the Code.

For employee benefit plan Policies, the maximum cost of insurance rates used to determine the monthly Cost of
Insurance Charge are based on the 2001 Commissioners’ Standard Ordinary (80) Smoker/Nonsmoker U ANB
Mortality Tables. Under these Tables, mortality rates are the same for male and female Insureds of a particular
Attained Age and Rate Class.

Illustrations reflecting the premiums and charges for employee benefit plan Policies will be provided upon request to purchasers of such Policies.

There is no provision for misstatement of sex in the employee benefit plan Policies. (See “Misstatement of Age and
Sex,” in the prospectus.) Also, the rates used to determine the amount payable under a particular Settlement Option will be the same for male and female Insureds. (See “Settlement Options,” above.)

If a Policy is purchased in connection with a plan sponsored by an employer, all rights under the Policy rest with the
Policy Owner, which may be the employer or other obligor under the plan. Benefits available to participants under the plan will be governed solely by the provisions of the plan. Accordingly, some of the options and elections under the Policy may not be available to participants under the provisions of the plan. In such cases, participants should contact their employers for information regarding the specifics of the plan.

SPECIAL RULES FOR EMPLOYEE BENEFIT PLANS

If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the
Federal and state income and estate tax consequences could differ. A tax adviser should be consulted with respect to such consequences. Policies owned under these types of plans may also be subject to restrictions under the
Employee Retirement Income Security Act of 1974 (“ERISA”). You should consult a qualified adviser regarding
ERISA.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited.

The current cost of insurance for the Net Amount at Risk is treated as a “current fringe benefit” and must be included annually in the plan participant’s gross income. We report this cost (generally referred to as the “P.S. 58”
cost) to the participant annually.

15

If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant’s
Beneficiary, then the excess of the Death Benefit over the Accumulated Value is not taxable. However, the
Accumulated Value will generally be taxable to the extent it exceeds the participant’s cost basis in the Policy.

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights
Act of 1964, vary between men and women on the basis of sex. In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policies offered by this prospectus, other than Policies issued in states which require “unisex” policies (currently Montana) and employee benefit plan Policies (see “Policies Issued in Conjunction with Employee Benefit Plans,” above) are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an employee benefit plan Policy is appropriate.

POLICY REPORTS

Once each Policy Year, we will send you a statement describing the status of the Policy, including setting forth:

  the Face Amount;
  the current Death Benefit;
  any Policy loans and accrued interest;
  the current Accumulated Value;
  the non-loaned Accumulated Value in the General Account;
  the amount held as Collateral in the General Account;
  the value in each subaccount of the Separate Account;
  premiums paid since the last report;
  charges deducted since the last report;
  any Withdrawals since the last report; and
  the current Cash Surrender Value.

In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one subaccount of a Separate Account to another, the taking out of a loan, a repayment of a loan, a Withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan).

We will send you a semi-annual report containing the financial statements of each Fund in which your Policy has
Accumulated Value, as required by the 1940 Act.

RECORDS

We will maintain all records relating to the Policy at our Home Office at National Life Drive, Montpelier, Vermont
05604.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on legal matters relating to certain aspects of Federal securities law applicable to the issue and sale of the Policies. Matters of Vermont law pertaining to the Policies, including National Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by [ ] of National Life.

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EXPERTS

The Financial Statements have been included in this Statement of Additional Information, which is part of the registration statement in reliance on the reports of [ ], as set forth in its report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of National Life and of the Separate Account appear on the following pages. The financial statements of National Life should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon National Life's ability to meet its obligations under the Policies.

17

Part C: OTHER INFORMATION

Item 26. Exhibits
(a)	Resolutions of the Board of Directors of National Life Insurance Company (“Depositor”) authorizing establishment of National Variable Life Insurance Account (“Registrant”) (1)
(b)	Not applicable
(c)	(1)	Form of Distribution Agreement between National Life Insurance Company and Equity
Services, Inc (7)
	(2)	Form of Selling Agreement (7)
(d)	Forms:
		(1)	Form of Specimen Investor Select Policy Form- Unisex Policy
		(2)	Form of Specimen Investor Select Policy Form-sex distinct
		(3)	Waiver of Monthly Deductions Rider (1)
		(4)	Accidental Death Benefit Rider (1)
		(5)	Guaranteed Insurability Option Rider (1)
		(6)	Form of Accelerated Care Rider
		(7)	Form of Chronic Care Protection Rider
		(8)	Form of Accelerated Benefit Rider Terminal Illness
		(9)	Form of Accelerated Benefit Rider Covered Chronic Illness
		(10)	Overloan Protection Rider (8)
		(11)	Form of Balance Sheet Benefit Rider
		(12)	Form of Children’s Term Rider
		(13)	Form of Other Insured Rider (sex distinct)
		(14)	Form of Other Insured Rider (unisex)
		(15)	Form of Qualified Plan Exchange Privilege Rider
		(16)	Form of Waiver of Specified Premium Rider (sex distinct)
		(17)	Form of Waiver of Specified Premium Rider (unisex)
(e)	Applications:
		(1)	Form of Investor Select Application Form- Unisex Policy
		(2)	Form of Investor Select Application Form- Sex Distinct Policy
(f)	Corporate documents:
		(1)	National Life Insurance Company’s Charter documents (7)
		(2)	National Life Insurance Company’s By-laws (7)
(g)	Reinsurance agreements- None applicable
(h)	Participation Agreements:
	(1)	Form of Participation Agreement - Alger American Fund, National Life Insurance Company
and Fred Alger and Company (2)
	(2)	Form of Shareholder Service Agreement between National Life Insurance Company and
American Century Investment Management, Inc. (3)
		(a)	Form of Amendment to Shareholder Services Agreement (4)
	(3)	Form of Participation Agreement between National Life Insurance Company and Neuberger
& Berman Advisers Managers Trust (5)
		(a)	Form of Amendment to Participation Agreement (4)
		(b)	Form of Amendment to Participation Agreement dated June 2, 2008
	(6)	Participation Agreement between Sentinel Variable Products Trust, National Life Insurance
Company and Equity Services, Inc. (6)
	(7)	Form of Amended and Restated Participation Agreement among Variable Insurance Products
Funds, Fidelity Distributors Corporation and National Life Insurance Company (4)
	(8)	Form of Participation Agreement - National Life Insurance Company, Franklin Templeton
Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (4)
	(9)	Form of Participation Agreement among T. Rowe Price Equity Services, Inc., T. Rowe Price
Investment Services, Inc. and National Life Insurance Company (4)
	(10)	Form of Participation Agreement - National Life Insurance Company, Scudder Variable
Series II, Scudder Distributors, Inc. and Deutsche Investment Management Americas, Inc. (4)
(a) Supplemental Agreement to the Participation Agreement entered into March 12, 2007 (9)

(i)

	(1)	Administrative Services Agreement among National Life Insurance Co. and AIM Advisors,
INC. dated April 30, 2004 (10)
	(2)	Service Agreement among National Life Insurance Co. and Fred Alger Management, Inc. as
amended through June 1, 1997 (10)
	(3)	Shareholder Services Agreement as amended through May 19, 2004 among National Life
Insurance Co. and American Century Investment Management (10)
	(4)	Services Agreement as amended through April 10, 2006 among National Life Insurance Co.
and Deutsche Asset Management, Inc. (10)
	(5)	Administrative Services Agreement as amended through November 8, 2000 among National
Life Insurance Co. and Dreyfus Corporation (10)
	(6)	Service Agreement among National Life Insurance Co. and Fidelity Investments Institutional
Operations Company, Inc. dated April 1, 2000 (10)
	(7)	Sub- License Agreement among National Life Insurance Co. and Fidelity Distributors Corp.
effective April 30, 2004 (10)
	(8)	Administrative Services Agreement among Franklin Templeton Services, LLC and National
Life Insurance Co. dated May 1, 2004 (10)
	(9)	Services Distribution Agreement as supplemented through May 1, 2004 among National Life
Insurance Co. and T. Rowe Price Investment Services, Inc. (10)
	(10)	(a)Service Agreement as amended through October 1, 2001 among National Life Insurance
Co. and Neuberger Berman Management Inc. (10)
(b) Form of Amendment to Service Agreement dated June 2, 2008 among National Life
Insurance Co. and Neuberger Berman Management Inc.
(j)
	(1)	Rule 22c-2 Agreement- National Life Insurance Company and Fred Alger & Company
entered into April 16, 2007 (9)
	(2)	Rule 22c-2 Agreement among American Century Investment Services, Inc. and National Life
Insurance Company entered into October 16, 2006 (9)
	(3)	Rule 22c-2 Agreement among Fidelity Distributors Corporation and National Life Insurance
Company effective October 16, 2007 (9)
	(4)	Rule 22c-2 Agreement among Franklin Templeton Variable Insurance Products Trust and
National Life Insurance Company entered into April 16, 2007 (9)
	(5)	Rule 22c-2 Agreement among Neuberger Berman Family of Funds and National Life
Insurance Company entered into October 1, 2006 (9)
	(6)	Rule 22c-2 Agreement among T. Rowe Price Services, Inc. and National Life Insurance
Company entered into April 16, 2007 (9)
(k)	Opinion and Consent of Counsel *
(l)	Actuarial Opinion and Consent *
(m)	Calculation
(n)	(1)	Consent of PricewaterhouseCoopers LLP, Auditors *
	(2)	Consent of Sutherland Asbill & Brennan LLP *
(o)	Not applicable
(p)	Not applicable
(q)	Redeemability exemption: Memorandum describing issuance, transfer and redemption procedures *
(r)	Powers of Attorney for David R. Coates, Deborah G. Elligner, Bruce Lisman, Louise McCarren, Roger Porter and Harris Simmons

(1)	Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form S-6 Registration
Statement for National Variable Life Insurance Account (Sentinel Benefit Provider - File No. 333-
67003) filed on February 11, 1999.
(2)	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form S-6 Registration
Statement for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed March
12, 1996.
(3)	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form S-6 Registration
Statement for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed April 30,
1997.
(4)	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-6 Registration
Statement for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed April 30,
2004.

(5)	Incorporated hereby by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration
Statement (File No. 333-44723) for National Variable Life Insurance Account (Sent. Estate. Provider),
filed April 16, 1998.
(6)	Incorporated herein by reference to Post Effective Amendment No. 12 to the Form N-6 Registration
Statement (File No. 33-91938) for National Variable Life Insurance Account (VariTrak) filed February
28, 2003.
(7)	Incorporated herein by reference to Post-Effective Amendment No. 18 to Form N-6 Registration
Statement for National Variable Life Insurance Account (VariTrak- File No. 33-91938) filed May 1,
2006.
(8)	Incorporated herein by reference to the Post-Effective Amendment No. 19 to the Form N-6
Registration Statement for National Variable Life Insurance Account (Varitrak- File No. 33-91938)
filed August 28, 2006.
(9)	Incorporated herein by reference to Post-Effective Amendment No. 20 to Form N-6 Registration
Statement for National Variable Life Insurance Account (VariTrak- File No. 33-91938) filed May 1,
2007.
(10)	Incorporated herein by reference to Post- Effective Amendment No. 14 to the Form N-6 Registration
Statement for National Variable Life Insurance Account (Sentinel Estate Provider File No. 333-44723)
filed June 25, 2007.

* To be filed by pre-effective amendment

Item 27. Directors and Officers of the Depositor

Name and Principal Business Address*	Positions and Offices with Depositor
Thomas H. MacLeay	Chair (Director), President & CEO

David Coates	Director
47 Coates Island
Colchester, VT 05446

Deborah G. Ellinger	Director
Wellness/Old Mother Hubbard
200 Ames Pond Drive
Tewksbury, MA 01876-1274

Bruce Lisman	Director
Bear Stearns Companies
383 Madison Avenue, 5 th Floor
New York, NY 10179

V. Louise McCarren	Director
5736 East Immigration Canyon
Salt Lake City, UT 84108

Roger B. Porter	Director
Center for Business & Government
Kennedy School of Government
Harvard University
79 John F. Kennedy St.
Cambridge, MA 02138

E. Miles Prentice	Director
Eaton & Van Winkle
3 Park Ave., 16th Floor
New York, NY 10016

Mehran Assadi	Executive Vice President
Michele S. Gatto	Executive Vice President - Corporate Services & General Counsel
Edward J. Parry, III	Chief Financial Officer

Christian W. Thwaites	Executive Vice President
Thomas H. Brownell	Senior Vice President & Chief Investment Officer
William E. Decker	Senior Vice President – Human Resources
Gregory H. Doremus	Senior Vice President - New Business & Customer Services
Wade H. Mayo	Senior Vice President
Ruth B. Smith	Senior Vice President – Registered Product & Life Event
Distribution
James K. McQueston	Secretary of the Corporation & Assistant General Counsel
Shawn W. Bryan	Vice President – Corporate Services Operations
Robert S. Burke	Assistant General Counsel
Robert E. Cotton	Vice President & Treasurer
Ann T. Dehner	Vice President - Marketing Operations
Matthew L. DeSantos	Vice President – Marketing & Business Development
Alfred J. Foice, Jr.	Vice President - Audit
Daniel George	Vice President and Corporate Controller
Christopher L Graff	Vice President - Communications
Richard A. Horchler	Vice President – Career System
Joyce B. LaRosa	Vice President – Finance, Independent Distribution
Bennett E. Law	Vice President - Policy Forms and General Services
Carl J. Lutz	Vice President
Elizabeth H. MacGowan	Vice President – Product Development
Donald Messier	Vice President - Finance & Strategy, NL Financial Alliance
D. Russell Morgan	Chief Compliance Officer - Separate Accounts
Gail A. Prescott	Vice President - Contract Services
Louis D. Puglisi	Vice President - LEA Distribution
Craig A. Smith	Vice President & Chief Actuary
Alfred J. Warburton	Vice President - Corporate Tax
Peter M. Weinbaum	Marketing Development Vice President
Gregory D. Woodworth	Vice President and Deputy General Counsel
Robert J. Riggen	Chief Medical Officer
Carolyn P. Kittredge	Assistant Tax Officer
Barbara B. Fitch	Compliance Officer
Rhonda J. Miller	Assistant Secretary
Kelly Fournier	Assistant Secretary
Janet S. Astore	Tax Officer
Jeffrey M. Kemp	Tax Officer

*Unless otherwise indicated, the principal business address is National Life Drive, Montpelier, VT 05604.

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant.

A list of all persons directly or indirectly controlled by or under common control with National Life
Insurance Company (“National Life”) is set forth below. All of the stock of National Life is owned by NLV
Financial Corporation, a Delaware corporation. All of the stock of NLV Financial Corporation is owned by
National Life Holding Company, a mutual insurance holding company organized under Vermont law.

National Life owns 100% of LSW National Holdings, Inc., a Vermont corporation; LSW National
Holdings Inc. owns 100% of Life Insurance Company of the Southwest, a Texas corporation.

NLV Financial Corporation owns 100% of National Retirement Plan Advisors, a Vermont corporation,
NL Group Statutory Trust I, a Connecticut trust; Equity Services, Inc., a Vermont corporation, and Sentinel
Asset Management, Inc. (“SAMI”), a Vermont corporation.

SAMI owns 100% of Sentinel Administrative Services, Inc., a Vermont corporation, and Sentinel
Financial Services, Inc., a Delaware corporation.

SAMI and Sentinel Financial Services, Inc. are partners of Sentinel Financial Services Company, a
Vermont general partnership.

Equity Services, Inc. owns 100% of Equity Services of Colorado, LLC, a Colorado LLC, and Equity
Services of Nevada, Inc., a Nevada corporation.

Item 29. Indemnification

The By-Laws of Depositor provide, in part in Article VI, as follows:

7.1 Indemnification.

(a) The Corporation shall indemnify and hold harmless any officer, director, employee or agent of the
Corporation to the fullest extent permitted under Title 11A, Chapter 8, Subchapter 5 of the Vermont Statutes
Annotated, as the same may be amended from time to time. Any repeal or modification of this Section 7.1 or of
Title 11A, Chapter 8, Subchapter 5 of the Vermont Statutes Annotated shall not adversely affect any right of indemnification of any officer, director or employee of the Corporation existing at any time prior to such repeal or modification. Provided, however, that the Corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person, including a counterclaim or crossclaim, unless the proceeding was authorized by the Board of Directors.

(b) The Corporation may pay or reimburse the reasonable expenses incurred in defending any proceeding in advance of its final disposition if the Corporation has received in advance an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this article or otherwise. The Corporation may require security for any such undertaking.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition, the Registrant purchases liability coverage for the Directors and Officers of the Depositor listed in Item 27 above. This coverage is consistent with industry standards. The cost of the coverage is borne entirely by the Registrant.

Item 30. Principal Underwriter

(a) Equity Services, Inc. (ESI) is also the principal underwriter for National Variable Annuity Account
II.

(b) The following information is furnished with respect to the officers and directors of ESI:

Name and Principal Business Address*	Positions and Offices with ESI	Positions and Offices with
Depositor

Lance Reihl	President & Chief Executive Officer	None

Stephen A. Englese	Senior Vice President	None

Gregory D. Teese	Vice President - Compliance & Chief	None
Compliance Officer

Isabelle Keiser	Vice President	None

James Canavan	Assistant Vice President	None

Donald Messier	Vice President-Finance	Vice President - Finance & Strategy,
NL Financial Alliance

Robert E. Cotton	Treasurer	Vice President & Treasurer

Ian A. McKenny	Counsel, Broker-Dealer Services	Counsel

James K. McQueston	Secretary	Assistant General Counsel &
Secretary

Rhonda J. Miller	Assistant Secretary	Manager of Legal Administrative
Services & Assistant Secretary

Kelly Fournier	Assistant Secretary	Executive Assistant & Assistant
Secretary

Thomas H. MacLeay	Director	Chair (Director), President & Chief
Executive Officer

Janet S. Astore	Tax Officer	Tax Officer

Jeffrey M. Kemp	Tax Officer	Tax Officer

Alfred J. Warburton	Tax Officer	Vice President - Corporate Tax

*Unless otherwise indicated, principal business address is One National Life Drive, Montpelier, Vermont
05604.

(c) Commission and other compensation received, directly or indirectly from the Registrant during
Registrant’s last fiscal year by each principal underwriter:

Name of	Net Underwriting	Compensation on	Brokerage	Other Compensation
Principal	Discounts and	Redemption	Commissions
Underwriter	Commissions

Equity Services, Inc.	$4,479,404	-0-	$4,479,404	-0-

* The compensation represents commissions paid to ESI for sales of other variable life insurance policies supported by the separate account.

Item 31. Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940
and the rules thereunder are maintained by National Life Insurance Company at One National Life Drive,
Montpelier, Vermont 05604.

Item 32. Management Services

All management contracts are discussed in Part A or Part B.

Item 33. Fee Representation

National Life Insurance Company hereby represents that the fees and charges deducted under the variable life insurance policies described in the prospectus contained in this registration statement, in the aggregate are reasonable in relationship to the services to be rendered, the expenses expected to be incurred, and the risks assumed by National Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940,
the Registrant, National Variable Life Insurance Account, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Montpelier and the State of Vermont, as

of the 9th day of June , 2008.

NATIONAL VARIABLE LIFE
INSURANCE ACCOUNT (Registrant)

By: NATIONAL LIFE INSURANCE COMPANY

Attest: /s/ James K. McQueston	By: /s/ Thomas H. MacLeay

James K. McQueston	Thomas H. MacLeay
Secretary	Chair, President and
Chief Executive Officer

NATIONAL LIFE INSURANCE COMPANY (Depositor)

Attest: /s/ James K. McQueston	By: /s/ Thomas H. MacLeay
James K. McQueston	Thomas H. MacLeay
Secretary	Chair, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas H. MacLeay	Chair(Director), President, Chief	June 9, 2008
Thomas H. MacLeay	Executive Officer
(Principle Executive Officer)
/s/Edward J. Parry	Chief Financial Officer	June 9, 2008
Edward J. Parry	(Principle Financial &
Accounting Officer)
Bruce Lisman*	Director	June 9, 2008
E. Miles Prentice, III	Director	June 9, 2008
David R. Coates*	Director	June 9, 2008
V. Louise McCarren*	Director	June 9, 2008
Harris H. Simmons*	Director	June 9, 2008
Deborah Ellinger*	Director	June 9, 2008
Roger B. Porter**	Director	June 9, 2008

*Thomas H. MacLeay signs this document pursuant to the power of attorney filed with this Registration
Statement.

/s/ Thomas H. MacLeay
Thomas H. MacLeay

Exhibit Index

(d)	Forms:
	(1)	Form of Specimen Investor Select Policy Form- Unisex Policy
	(2)	Form of Specimen Investor Select Policy Form-sex distinct
	(6)	Form of Accelerated Care Rider
	(7)	Form of Chronic Care Protection Rider
	(8)	Form of Accelerated Benefit Rider Terminal Illness
	(9)	Form of Accelerated Benefit Rider Covered Chronic Illness
	(11)	Form of Balance Sheet Benefit Rider
	(12)	Form of Children’s Term Rider
	(13)	Form of Other Insured Rider (sex distinct)
	(14)	Form of Other Insured Rider (unisex)
	(15)	Form of Qualified Plan Exchange Privilege Rider
	(16)	Form of Waiver of Specified Premium Rider (sex distinct)
	(17)	Form of Waiver of Specified Premium Rider (unisex)
(e)	Applications:
	(1)	Investor Select Application Form

(h)	(3)(b)	Form of Amendment to Participation Agreement dated June 2, 2008

(i)	(10) (b) Form of Amendment to Service Agreement dated June 2, 2008 among National Life
Insurance Co. and Neuberger Berman Management Inc.

(m)	Calculation

(r)	Powers of Attorney for David R. Coates, Deborah G. Ellinger, Bruce Lisman, Louise McCarren, Roger Porter and Harris Simmons